[redacted]

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of August, 2002

Mountain Province Diamonds Inc. (formerly Mountain Province Mining Inc.)
(Translation of registrant's name into English)

Suite 212, 525 Seymour Street, Vancouver, British Columbia V6B 3H7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___x___ Form 40-F _______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______________ No _______________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________.

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of **Mountain Province Diamonds Inc.** (the "Company") on Form 20F for the period ended **March 31, 2002** as filed with the Securities and Exchange Commission on the date here of (the "Report"), I, **Jan W. Vandersande**, President (Chief Executive Officer) of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Jan W. Vandersande
President (Chief Executive Officer)
19 August, 2002

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of **Mountain Province Diamonds Inc.** (the "Company") on Form 20F for the period ended **March 31, 2002** as filed with the Securities and Exchange Commission on the date here of (the "Report"), I, **Pradeep Varshney**, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Pradeep Varshney

Pradeep Varshney
Chief Financial Officer
19 August, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date 19 August, 2002

By: Pradeep Varshney
[Print] Name: Pradeep Varshney
Title: Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________________ to ________________

Commission file number 0-27322

MOUNTAIN PROVINCE DIAMONDS INC. (formerly Mountain Province Mining Inc.)

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7

(Address of principal executive offices)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________________ to ________________

Commission file number 0-27322

MOUNTAIN PROVINCE DIAMONDS INC. (formerly Mountain Province Mining Inc.)

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 63,883,100

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17 ☐ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

Not Applicable.

TABLE OF CONTENTS

GLOSSARY

Affiliate has the meaning given to affiliated bodies corporate under the *Business Corporations Act*;

AK Property means the claims known as the "AK claims" held by MPV;

AK-CJ Properties means, collectively, the AK Property and CJ Property Claims held by MPV;

CJ Property means the claims known as the "CJ claims", which have now lapsed, previously held by MPV;

Arrangement means the arrangement between the Company and Glenmore which was effected as of June 30, 2000;

Arrangement Agreement means the Arrangement Agreement dated as of May 10, 2000, and made between MPV and Glenmore, including the Schedules to that Agreement;

Business Corporations Act means the *Business Corporations Act,* S.A. 1981, c. B-15 (Alberta), as amended from time to time;

CDNX means the Canadian Venture Exchange Inc, formerly the Vancouver Stock Exchange, and now known as the TSX Venture Exchange;

Camphor means Camphor Ventures Inc.;

Code means the United States *Internal Revenue Code of 1986*, as amended;

Company, MPV or ***Registrant*** means Mountain Province Diamonds Inc.;

De Beers means De Beers Consolidated Mines Ltd.;

De Beers Canada or ***Monopros*** means De Beers Canada Exploration Inc., formerly known as Monopros Limited, a wholly-owned subsidiary of De Beers;

Exchange Act means the U.S. *Securities Exchange Act* of 1934;

Glenmore means Glenmore Highlands Inc., a company incorporated under the *Business Corporations Act* in Alberta and which, pursuant to the Arrangement, has amalgamated with the Company's wholly-owned subsidiary, Mountain Glen Mining Inc., to form an amalgamated company, also known as Mountain Glen Mining Inc.;

Glenmore Shares means the common shares of Glenmore, as the same existed before the Arrangement took effect and "Glenmore Share" means any of them;

Glenmore Shareholder means a holder of Glenmore Shares;

Joint Information Circular means the joint information circular of the Company and Glenmore dated May 10, 2000 for the Extraordinary General Meeting and Special Meeting of the Company and Glenmore respectively to approve the Arrangement;

Monopros or ***De Beers Canada*** means De Beers Canada Exploration Inc., formerly known as Monopros Limited, a wholly-owned subsidiary of De Beers;

Mountain Glen means Mountain Glen Mining Inc., a wholly-owned subsidiary of the Company;

MPV, Company or ***Registrant*** means Mountain Province Diamonds Inc.;

MPV Shares means the common shares of MPV, and "MPV Share" means any of them;

Nasdaq means the National Association of Securities Dealers Automatic Quotation System;

NASD OTCBB means the National Association of Securities Dealers over-the-counter bulletin board;

Old MPV means MPV prior to its amalgamation with 444965 B.C. Ltd.;

PFIC means Passive Foreign Investment Company under the Code;

Qualified Person as defined by Canadian National Instrument 43-101, means an individual who

a) is an engineer or geoscientist with a least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b) has experience relevant to the subject matter of the mineral project and the technical report; and

(c) is a member in good standing of a professional association (as that term is defined in Canadian National Instrument 43-101);

Registrant, Company or ***MPV*** means Mountain Province Diamonds Inc.;

Sight means an invitation to purchase a certain amount of rough diamonds ten times a year from the De Beers' Diamond Trading Company in London;

Sightholder means a Diamantaire who purchases rough diamonds directly from the De Beers' Diamond Trading Company;

TSX means the Toronto Stock Exchange Inc.; and

VSE means the Vancouver Stock Exchange, subsequently renamed the Canadian Venture Exchange, and now known as the TSX Venture Exchange.

GLOSSARY OF TECHNICAL TERMS

Adit	A horizontal or nearly horizontal passage driven from the surface for the working of a mine.
Archean	The earliest eon of geological history or the corresponding system of rocks.
Area of Interest	A geographic area surrounding a specific mineral property in which more than one party has an interest and within which new acquisitions must be offered to the other party or which become subject automatically to the terms and conditions of the existing agreement between the parties. Typically, the area of interest is expressed in terms of a radius of a finite number of kilometers from each point on the outside boundary of the original mineral property.
Bulk Sample	Evaluation program of a diamondiferous kimberlite pipe in which a large amount of kimberlite (at least 100 tonnes) is recovered from a pipe.
Carat	A unit of weight for diamonds, pearls, and other gems. The metric carat, equal to 0.2 gram or 200 milligram, is standard in the principal diamond-producing countries of the world.
Caustic Fusion	An analytical process for diamonds by which rocks are dissolved at temperatures between 450-600°C. Diamonds remain undissolved by this process and are recovered from the residue that remains.
Craton	A stable relatively immobile area of the earth's crust that forms the nuclear mass of a continent or the central basin in an ocean.
Diabase	A fine-grained rock of the composition of gabbro but with an ophitic texture.
Dyke	A body of igneous rock, tabular in form, formed through the injection of magma.
Feasibility Study	As defined by Canadian National Instrument 43-101, means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.
Gneiss	A banded rock formed during high grade regional metamorphism. It includes a number of different rock types having different origins. It commonly has alternating bands of schistose and granulose material.
Indicator mineral	Minerals such as garnet, ilmenite, chromite and chrome diopside, which are used in exploration to indicate the presence of kimberlites.
Jurassic	The period of the Mesozoic era between the Triassic and the Cretaceous or the corresponding system of rocks marked by the presence of dinosaurs and the first appearance of birds.

Kimberlite A dark-colored intrusive biotite-peridotite igneous rock that can contain diamonds. It contains the diamonds known to occur in the rock matrix where they originally formed (more than 100 km deep in the earth).

Macrodiamond A diamond, two dimensions of which exceed 0.5 millimeters.

Microdiamond Generally refers to diamonds smaller than approximately 0.5mm, which are recovered from acid dissolution of kimberlite rock.

Mineral Reserve Means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

THE TERMS "MINERAL RESERVE," "PROVEN MINERAL RESERVE" AND "PROBABLE MINERAL RESERVE" USED IN THIS REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS WHICH INCORPORATES THE DEFINITIONS AND GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL ON AUGUST 20, 2000. IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE MINERAL RESERVE DETERMINATION IS MADE.

Under United States standards:

"Reserve" means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.

"Economically," as used in the definition of reserve, implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions.

"Legally," as used in the definition of reserve, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral Reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

"Proven Mineral Reserve" means, in accordance with CIM Standards, the economically viable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate at the time of reporting, that economic extraction is justified.

The definition for "proven mineral reserves" under Canadian standards differs from the standards in the United States, where proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

"Probable Mineral Reserve" means, in accordance with CIM Standards, the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The definition for "probable mineral reserves" under Canadian standards differs from the standards in the United States, where probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Mineral Resource Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

THE TERMS "MINERAL RESOURCE", "MEASURED MINERAL RESOURCE", "INDICATED MINERAL RESOURCE", "INFERRED MINERAL RESOURCE" USED IN THIS REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL

INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS. THE COMPANY ADVISES U.S. INVESTORS THAT WHILE SUCH TERMS ARE RECOGNIZED AND PERMITTED UNDER CANADIAN REGULATIONS, THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT RECOGNIZE THEM. THESE ARE NOT DEFINED TERMS UNDER THE UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

"Inferred Mineral Resource" means, under CIM Standards, that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

"Indicated Mineral Resource" means, under CIM Standards, that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THIS CATEGORY WILL EVER BE CONVERTED INTO RESERVES.

"Measured Mineral Resource" means, under CIM standards that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THIS CATEGORY

WILL EVER BE CONVERTED INTO RESERVES.

Operator — The party in a joint venture which carries out the operations of the joint venture subject at all times to the direction and control of the management committee.

Ordovician — The period between the Cambrian and the Silurian or the corresponding system of rocks.

Overburden — A general term for any material covering or obscuring rocks from view.

Paleozoic — An era of geological history that extends from the beginning of the Cambrian to the close of the Permian and is marked by the culmination of nearly all classes of invertebrates except the insects and in the later epochs by the appearance of terrestrial plants, amphibians, and reptiles.

Pipe — A kimberlite deposit that is usually, but not necessarily, carrot-shaped.

Preliminary Feasibility Study — Under the CIM Standards, means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Proterozoic — The eon of geologic time or the corresponding system of rocks that includes the interval between the Archean and Phanerozoic eons, perhaps exceeds in length all of subsequent geological time, and is marked by rocks that contain fossils indicating the first appearance of eukaryotic organisms (as algae).

Reverse Circulation Drill — A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Sill — Tabular intrusion which is sandwiched between layers in the host rock.

Stringers — The narrow veins or veinlets, often parallel to each other, and often found in a shear zone.

Tertiary — The Tertiary period or system of rocks.

Till Sample — A sample of soil taken as part of a regional exploration program and examined for indicator minerals.

Xenolith — A foreign inclusion in an igneous rock.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's exploration, operations, planned acquisitions and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

- risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
- results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
- mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
- the potential for delays in exploration activities or the completion of feasibility studies;
- risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
- risks related to commodity price fluctuations;
- the uncertainty of profitability based upon the Company's history of losses;
- risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
- risks related to environmental regulation and liability;
- political and regulatory risks associated with mining and exploration; and
- and other risks and uncertainties related to the Company's prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements as are described further in this document under the headings "Risk Factors", "History and Development of Company," "Business Overview," "Property, plants and equipment," and "Operating and Financial Review and Prospects". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE REGARDING FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of the Company as at March 31, 2002, which are incorporated by reference herewith, as filed with the applicable Canadian Securities regulators on Sedar under "Audited Annual Financial Statements – English".

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

PART I

Item 1 Identity of Directors, Senior Management and Advisers.

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

Item 2 Offer Statistics and Expected Timetable.

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

Item 3 Key Information.

A. *Selected financial data.*

The selected financial data set forth below should be read in conjunction with Item 5 – Operating and Financial Review and Prospects, and in conjunction with the consolidated financial statements and related notes of the Company. The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 13 to the consolidated financial statements. The Company's financial statements are set forth in Canadian dollars.

The following chart summarizes certain selected financial information for the Company as at and for its fiscal years ended March 31, 2002, 2001, 2000, 1999, and 1998.

All in CDN$1,000's except Earnings (loss) per Share and Number of Common Shares	12 Months Ended Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2000	Mar. 31, 1999	Mar. 31, 1998
Working Capital	340	903	1,846	3,900	6,780
Interest Revenue	18	66	144	252	299
Net Income (Loss) -					
Under Canadian GAAP:	(1,456)	(3,060)	(2,074)	(4,778)	(3,277)
Under U.S. GAAP:	(1,520)	(3,155)	(4,514)	(3,308)	(8,758)
Basic and diluted earnings/(loss) per share -					
Under Canadian GAAP:	(0.03)	(0.07)	(0.05)	(0.11)	(0.10)
Under U.S. GAAP:	(0.03)	(0.07)	(0.11)	(0.08)	(0.27)
Total Assets -					
Under Canadian GAAP:	33,947	34,433	35,301	37,172	41,684
Under U.S. GAAP:	13,618	14,148	15,112	19,165	22,094
Total Liabilities	324	303	312	145	69
Share Capital	53,470	52,521	50,321	50,285	50,094
Shareholders' Equity -					
Under Canadian GAAP:	33,623	34,129	34,989	37,027	41,614
Under U.S. GAAP:	13,294	13,845	14,801	19,021	22,061
Number of Common Shares	63,883,100	62,166,188	42,457,760	42,444,760	42,376,810
issued less shares owned by	(16,015,696)	(16,015,696)	-	-	-
subsidiary	47,867,404	46,150,492	42,457,760	42,444,760	42,376,810

No dividends have been declared in any of the years presented above.

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following tables set forth, for the five most recent financial years, (i) the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The Average Rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below.

2002	2001	2000	1999	1998
US$0.6386	US$0.6632	US$0.6810	US$0.6630	US$0.7108

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
February 2002	US$0.6295	US$0.6217
March 2002	US$0.6342	US$0.6266
April 2002	US$0.6397	US$0.6252
May 2002	US$0.6547	US$0.6366
June 2002	US$0.6619	US$0.6452
July 2002	US$0.6603	US$0.6297

On August 8, 2002, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1 Canadian = $0.6322 U.S.

B. Capitalization and indebtedness.

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this sub-item.

C. Reasons for the offer and use of proceeds.

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this sub-item.

D. Risk factors.

<u>Risks of Exploration and Development</u>

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

(a) General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Diamonds acquired or discovered by the Company are required to be sold to The Diamond Trading Co., a wholly-owned subsidiary of De Beers, as per the Monopros Joint Venture Agreement (see Item 4D – Property, plants and equipment – Principal Properties – The AK Property), at a price which is reflective of the market at that time. There is therefore no marketing risk to the Company.

(b) Exploration and Development

There is no certainty that the expenditures to be made by the Company or its joint venture partner in the exploration of its properties as described herein will result in discoveries of diamonds in commercial quantities. Most exploration projects do not result in the discovery of diamonds and no assurance can be given that any particular level of recovery of diamonds will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by drilling results.

There can be no assurance that diamonds recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. De Beers Canada is now paying for all development of the AK Property, and, with regard to that property, there is currently no risk to the Company in respect of the further exploration and development costs. Any separate and additional exploration done by the Company on its other properties may not result in discovery of any diamondiferous kimberlite.

(c) History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

- $ 2.07 million for the year ended March 31, 2000
- $3.06 million for the year ended March 31, 2001
- $1.46 million for the year ended March 31, 2002

As of March 31, 2002, the Company had an accumulated deficit of $19.85 million. There can be no assurance that the Company will ever be profitable.

None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations and, as an exploration Company, has only a history of losses. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

(d) Going Concern

The auditors' report on the Company's March 31, 2002 annual consolidated financial statements includes additional comments to U.S. Readers which indicate that the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The continuing operations of the Company and the recoverability of the amounts capitalized for mineral properties in the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles is dependent upon the ability of the Company to obtain the necessary financing to meet the Company's liabilities and commitments as they become payable; to complete exploration and development if warranted, the discovery of economically recoverable reserves and upon future profitable production or proceeds from disposition of the mineral properties. The Company may be required to raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Historically, the only source of funds available to the Company has been through the sale of its equity shares. There can be no assurance given that such source of funds will be available to the Company in the future or available on favourable terms to the Company.

(e) Additional Funding Requirements

As of March 31, 2002, the Company had cash and cash equivalents of approximately $586,000 and working capital of approximately $340,000. During the past three fiscal years ended March 31, 2002, the Company has used approximately $5.8 million in cash flows in operating activities including approximately $1.37 million during the fiscal year ended March 31, 2002, $2.53 million during the fiscal year ended March 31, 2001 and $1.89 million during the fiscal year ended March 31, 2000.

The Company's administrative and other expenses are expected to be approximately one million dollars for the next year. Although the Company believes it presently has sufficient financial resources for administrative purposes and to undertake any possible exploration and development programs until the fourth quarter of 2002, the Company may require additional funds at that time. The Company may also be required to complete an equity financing at that time. The possible exercise of warrants and/or options could provide additional funds, although they are unlikely to be exercised if they are not "in the money".

There is no assurance that warrants or options will be exercised and that the Company will be able to obtain the required financing. Failure to obtain additional financing on a timely basis could reduce or terminate its operations. The amount of the capital contribution required from the Company would depend on whether the Company and Camphor make certain elections concerning their respective share of costs (see Note 6 of the Company's Consolidated Financial Statements for the years ended March 31, 2002, 2001 and 2000, which are incorporated by reference). The Company may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Company's business or results of operations.

(f) No Proven Reserves

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage and at this point, there are only indicated and inferred resources in four kimberlite bodies in Kennady Lake. See Item 4D – Property, plants and equipment – Principal Properties. The Company has not yet determined whether its mineral properties contain mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized in its financial statements.

(g) Title Matters

While the Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

(h) Diamond Prices

The market for rough diamonds is subject to strong influence from the world's largest diamond producing company, De Beers Consolidated Mines Ltd. ("De Beers") of South Africa and from The Diamond Trading Co., (formerly known as the Central Selling Organization), a marketing agency controlled by De Beers. The price of diamonds has been gradually rising over the last 50 years, but future prices cannot be predicted.

(i) Compliance with Environmental and Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration activities and its potential mining and processing operations in Canada are subject to various Federal and Provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

(j) Climate and Transportation

The AK Property and Baffin Island Property are subject to climate and transportation risks because of their remote northern location. Such factors can add to the cost of exploration and development and operation, thereby affecting costs and profitability.

(k) Joint Venture Partner

The Company and the success of the AK Property is dependent on the efforts, expertise and capital resources of joint venture partner De Beers Canada and its parent De Beers. De Beers Canada is the project operator and is responsible for exploring and developing the AK Property. The Company is dependent on De Beers Canada for accurate information about the AK Property and the progress of exploration and development. Both De Beers Canada and the Company agreed on March 8, 2000 that it was unlikely that the agreed upon rate of return would be achieved from mining the 5034, Hearne and Tuzo pipes using the conventional open pit method. As a result, the Company and De Beers Canada agreed that De Beers would conduct a desktop study examining the costs of both open-pit and underground mining scenarios.

The results of the desktop study were presented on August 4, 2000 to the board of directors of the Company. The study showed that the modeled rate of return for the mining of the three main diamond pipes is below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in diamond revenues of approximately 15% to achieve the agreed upon rate. A management committee was constituted and it was decided that the best options to advance the project were an additional bulk sample and additional exploration. The bulk sample was completed in May 2001 and the exploration in June 2001. The final results were reported on December 18, 2001 and were encouraging enough for De Beers to commit to another bulk sample in the winter of 2002. The bulk sample program was completed in April 2002 and final results are expected later in the year.

(l) *Operating Hazards and Risks*

Diamond exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage.

(m) *Competition*

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future. The Company is required under the Monopros Joint Venture Agreement (see Item 4B – Information on the Company – Business Overview) to sell its rough diamonds at a price that is reflective of the market price, to The Diamond Trading Co., a wholly-owned subsidiary of De Beers, which controls approximately 70% of the diamond market. There is therefore little competition in this regard. The Company really only competes in the acquisition of new properties.

(n) *Inability to Meet Cost Contribution Requirements*

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights to acquire interests in the properties subject to such agreements.

(o) *Financing Risks*

The Company's current operations do not generate any cash flow. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The degree of the dilution would depend on the stock price. Based on the Company's requirement for about $0.8 million a year, if the Company is able to complete equity financing at $0.80 per share, the potential dilution would be by approximately one million shares a year. The Company has successfully raised funds in recent years through share and warrant issuances. Failure to obtain such additional financing could result in delay or indefinite postponement of new exploration and a reduction in administrative expenses.

(p) Dilution from Outstanding Securities

As at July 31, 2002, there were 2,625,000 options and 3,500,644 warrants outstanding which, if fully exercised, would increase the number of shares outstanding by 6,125,644. Such options and warrants, if fully exercised, would constitute approximately 8.75% or 11.35% (out of 70,008,700 or 53,993,048 respectively) of the Company's resulting share capital (including the exercised options and warrants). It is unlikely that options or warrants would be exercised unless the market price of the Company's common shares exceeds the exercise price at the date of exercise. The exercise of such options or warrants and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

(q) Liquidity in Trading Market

The Company's shares trade on the Toronto Stock Exchange ("TSX") and the NASD OTCBB, currently averaging about 30,000 shares a day at the NASD OTCBB and about 30,000 shares a day at the TSX.

(r) Conflicts of Interest

Although at the present time, except to the extent that Jan Vandersande and Paul Shatzko have Consulting and Management Services Agreements with the Company (see Item 6C – Board Practices), none of the officers and directors are in a position of conflict of interest. However, certain officers and directors of the Company may become associated with other natural resource companies that acquire interests in mineral properties. Any conflicts which may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

(s) Dependence on Key Management Employees

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development to date has depended, and in the future will continue to depend, on the efforts of its key management figures, such as Jan Vandersande and Paul Shatzko, both of whom have entered into Consulting and Management Services Agreements respectively with the Company: see Item 7B –Related party transactions and Item 6C – Board Practices. Loss of such key persons could have a material adverse effect on the Company. The Company does not maintain key-man life insurance on any of its key management employees.

(t) Fluctuations in Company Stock Prices

Prices for the Company's shares on both the TSX and NASD OTCBB have been extremely volatile in current market conditions. Any investment in the Company's securities is therefore subject to considerable fluctuations in price.

(u) Penny Stock Rules

Broker-dealers may be discouraged from effecting transactions in the Company's shares because they are considered penny stocks and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The Company's shares are quoted on the NASD OTCBB and the closing price of the shares on August 1, 2002 was US$0.42. Purchases and sales of the shares are generally facilitated by NASD broker-dealers who act as market makers for the shares. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

(v) De Beers Support

The exploration of the AK Property has been primarily funded by De Beers, and De Beers Canada (formerly known as Monopros Limited) has made an equity investment in the Company. However, there is no assurance that the level of support provided by De Beers will continue in the future.

Item 4 Information on the Company.

A. History and development of the Company.

The Corporate Organization

Mountain Province Diamonds Inc. (the "Company"), formerly Mountain Province Mining Inc., was formed on November 1, 1997 by the amalgamation (the "MPV Amalgamation") of Mountain Province Mining Inc. ("Old MPV") and 444965 B.C. Ltd. ("444965") pursuant to an amalgamation agreement (the "MPV Amalgamation Agreement") dated as of August 21, 1997.

Under the terms of the MPV Amalgamation Agreement, as at November 1, 1997, each Old MPV share was exchanged for one MPV Share and each 444965 share was exchanged for approximately 0.80 of one MPV Share. The conversion ratios reflect the respective interests of Old MPV and 444965 in the AK-CJ Properties prior to the date of the MPV Amalgamation.

Old MPV was incorporated under the laws of British Columbia on December 2, 1986 and was engaged in the exploration and development of precious and base mineral resource properties until the date of the MPV Amalgamation. Prior to the date of the MPV Amalgamation, Old MPV held an undivided 50% interest in the AK-CJ Properties and an interest in each of the other properties which are currently held by MPV, as described below.

444965, a wholly-owned subsidiary of Glenmore Highlands Inc. ("Glenmore"), (Glenmore being a former controlling shareholder of the Company as defined under the *Securities Act*, B.C.) prior to the MPV Amalgamation, was incorporated under the laws of British Columbia on August 20, 1993. Prior to the MPV Amalgamation, 444965's only material asset consisted of a 40% undivided interest in the AK-CJ Properties.

As of March 31, 2000, the Company had one wholly-owned subsidiary, Mountain Province Mining Corp. (USA).

On April 4, 2000, the Company incorporated a wholly-owned subsidiary, Mountain Glen Mining Inc. ("Mountain Glen") in Alberta. Pursuant to an arrangement agreement (the "Arrangement Agreement") with Glenmore dated May 10, 2000, Glenmore was amalgamated with Mountain Glen effective as of June 30, 2000 to form a wholly-owned subsidiary (also known as "Mountain Glen Mining Inc.") of the Company. All Glenmore Shares were exchanged for common shares in the Company on the basis of 0.5734401 MPV Shares to one Glenmore Share, and Glenmore Shares were concurrently cancelled. All of the assets of Glenmore are now held by Mountain Glen, including 16,015,696 MPV Shares previously held by Glenmore. It is expected that, in due course, these MPV Shares will be cancelled.

Glenmore had two wholly-owned subsidiaries, Baltic Minerals BV, incorporated in the Netherlands, and Baltic Minerals Finland OY, incorporated in Finland. Pursuant to the Arrangement, these companies became wholly-owned subsidiaries of the Company.

The Company changed its name from Mountain Province Mining Inc. to Mountain Province Diamonds Inc. effective October 16, 2000. It commenced trading under its new name on the TSX on October 25, 2000.

The Company is domiciled in Canada.

The names of the Company's subsidiaries, their dates of incorporation and the jurisdictions in which they were incorporated as at the date of filing of this Annual Report, are as follows:

Name of Subsidiary	Date of Incorporation	Jurisdiction of Incorporation
Mountain Province Mining Corp. (USA)	September 18, 1987	Nevada, U.S.A.
Mountain Glen Mining Inc.	June 30, 2000	Alberta, Canada
Baltic Minerals BV	January 26, 1996	The Netherlands
Baltic Minerals Finland OY	May 18, 1994	Finland

The Subsidiaries of the Company are as follows:


Mountain Province Diamonds Inc.
(British Columbia)
Mountain Glen
Mining Inc.*
(100%)
Mountain Province
Mining Corp. (USA)
(100%)
Baltic Minerals BV
(100%)
Baltic Minerals
Finland OY
(100%)

* Mountain Glen, pursuant to the Arrangement, holds a total of 16,015,696 MPV Shares in the Company. It is anticipated that these shares will be cancelled in due course.

The Company's exploration office re-located from Suite 1205 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2, to Suite 212, 525 Seymour Street, Vancouver, British Columbia V68 3H7 (Tel: (604) 687-0122) during the fiscal year. The Company's registered and records office and address for service in British Columbia is care of its solicitors, Campney & Murphy, Suite 2100, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3. The Company's administrative office is located at Empire Towers 1, 3633 East Inland Empire Blvd., Suite 265, Ontario, California, USA 91764. The telephone number is (909) 466-1411 and the facsimile number is (909) 466-1409.

The Company's initial public offering on the Vancouver Stock Exchange ("VSE") was pursuant to a prospectus dated July 28, 1988 and was only offered to investors in British Columbia. The Company listed its shares on the Toronto Stock Exchange ("TSX") (Trading Symbol "MPV") on January 22, 1999 and on the Nasdaq Smallcap Market (Trading Symbol "MPVIF") on May 1, 1996. Its shares were delisted from the Vancouver Stock Exchange (now known as the TSX Venture Exchange and prior to that, as the Canadian Venture Exchange ("CDNX")) on January 31, 2000 and from the Nasdaq Smallcap Market on September 29, 2000. Presently, the Company's shares trade on the TSX under the symbol "MPV" and also on NASD's OTC-Bulletin Board under the symbol "MPVI". The Company is also registered extra-provincially in the Yukon Territory, Northwest Territory and Alberta, and is a reporting issuer in British Columbia, Ontario and Alberta.

Acquisitions and Dispositions

On March 20, 2001, a group of seven claims was acquired in North Eastern Manitoba for $20,000 from two prospectors and some initial prospecting was carried out. Pursuant to the minerals claim agreement, on June 12, 2001, 50,000 shares of the Company at a deemed price of $29,000 were issued to the two prospectors. During the year ended March 31, 2000, the Company disposed of a share of the 3% gross overriding royalty on the AK-CJ Properties when Monopros (now De Beers Canada) exercised its rights to acquire a 51% share of the gross overriding royalty for proceeds of $2,295,000 (see Item 4D – Property, plants and equipment – Principal Properties – The AK Property). The 3% gross overriding royalty was subsequently cancelled. Other than these, there were no material acquisitions and dispositions undertaken by the Company during the past three fiscal years or during the period since the completion of the more recently completed fiscal year, apart from mineral properties acquired from Glenmore and its subsidiaries pursuant to the amalgamation of Glenmore with the Company's wholly-owned subsidiary, Mountain Glen, as described previously.

B. Business Overview.

Description of Business

1.1 Introduction

The Company is a natural resource property exploration company. The Company has interests in several natural resource properties, the most significant being a 44.1% interest in the AK-CJ Properties located in the Northwest Territories. See "Item 4D – Properties, plants and equipment".

The Company, as yet, does not have any commercially viable resource properties. Bulk sampling and exploration drilling continues on the AK Property.

1.2 Historical Corporate Development

In August 1992, the Company acquired the AK-CJ Properties that currently encompass approximately 520,000 acres. Exploration work in the form of soil sampling, aerial geophysical surveys and geochemical and geophysical analysis were undertaken on these properties during the period from 1992 to 1995.

During Fiscal 1995, the Company focused the majority of its attention on the AK Property. In February 1995 diamondiferous kimberlite was discovered (5034 Kimberlite) here and a program of delineation drilling was undertaken. Additional exploration consisting of regional sampling and high-sensitivity magnetometer surveying was also undertaken on other areas of the AK Property. Activity during this period on the Company's other properties was minimal because of the focus on the AK Property.

During 1996, the Company drilled 104 holes into the AK-5034 pipe, including 37 for exploration, 42 for bulk sampling and 25 for delineation drilling. A total of 5,800 kg of exploration drill hole kimberlite was processed by caustic fusion.

During 1996, the Company completed a 104-tonne mini-bulk sample from the AK-5034 pipe. The results indicated an average grade of 2.48 carats per tonne. During 1997, the Company concluded a joint venture agreement (the "Monopros Joint Venture Agreement") with Monopros, a wholly-owned subsidiary of De Beers, and now known as De Beers Canada, to develop the AK-CJ Properties. This agreement provides that De Beers Canada can earn up to a 60% interest in the project by conducting exploration and bulk sampling on one or more new kimberlite deposits. As well, De Beers Canada must complete a feasibility study and fund development and construction of a commercial-scale mine.

During the 1997 exploration season, De Beers Canada discovered three new kimberlite pipes on the AK property: Tesla, Tuzo and Hearne. All are diamondiferous.

During the spring of 1998, De Beers Canada conducted mini-bulk sampling on the three new pipes as well as the AK-5034, the original pipe discovery on the AK Property. The 62-tonne Hearne sample contained 205 carats grading 3.28 carats per tonne. A 60-tonne sample from the Tesla pipe produced 25.9 carats and an overall grade of 0.43 carats per tonne. The 5034 pipe produced 101 carats from 56 tonnes grading 1.81 carats per tonne, while the Tuzo pipe produced 108 carats from 48 tonnes, grading 2.24 carats per tonne. These grades are based on a screen with a 1 mm square bottom cut-off.

During 1999, De Beers Canada completed a major bulk sample of the four major pipes. For the AK - 5034 pipe, a total of 1044 carats were recovered from 609 tonnes of kimberlite. The De Beers' modeled results for the pipe was a grade of 1.64 carats per tonne with a revenue per carat of US$63. For the Hearne pipe a total of 856 carats were recovered from 469 tonnes of kimberlite. The De Beers' modeled results for the pipe was a grade of 1.71 carats per tonnes with revenue per carat of US$65. For the Tuzo pipe a total of 533 carats were recovered from 523 tonnes of kimberlite. The De Beers' modeled results for the pipe was a grade of 1.22 carats per tonne with revenue per carat of US$43. For the Tesla pipe 64 carats were recovered from 184 tonnes of kimberlite. The Tesla pipe is too low grade to be considered as part of a mine plan at this time. These grades are based on a screen with a 1.5 mm square bottom cut-off.

On March 8, 2000 the Company agreed to extend the feasibility study decision date and De Beers Canada agreed to carry all exploration, development and other project costs. De Beers Canada would investigate several conventional and alternative mining scenarios in order to minimize capital and working costs associated with the possible mining of the Kennady Lake pipes.

On August 4, 2000, De Beers Canada presented the desktop study to the Company. Upon presentation, De Beers Canada was deemed to earn a 51% interest in the AK-CJ Properties. Consequently, the Company is left with a 44.1% interest, and Camphor Ventures Inc. with a 4.9% interest in the AK-CJ Properties.

The main conclusion of the desktop study was that only a 15 percent increase in diamond revenues was needed for De Beers Canada to proceed to the feasibility stage. They believe the best way to enhance the potential economic liability of the project is to recover more diamonds through bulk sampling and to increase the resource base with additional exploration.

On May 4, 2001, De Beers Canada completed the bulk sample program of the Hearne and 5034 pipes. A total of approximately 307 tonnes and 550 tonnes of kimberlite were recovered from the Hearne and 5034 pipes respectively. The modeled values of the diamonds recovered from the Hearne and 5034 pipes were reported on December 18, 2001 and the results were encouraging enough for De Beers to commit to another bulk sample during the winter of 2002. The main purpose is to recover more high quality, top color diamonds, like the 9.9-carat diamond recovered in the 2001 program. The final results are expected later in the year.

For further particulars, reference should be made to Item 4D – Property, plants and equipment – Principal Properties – Resource Properties.

As of June 30, 2000, the Company, through the amalgamation of its wholly-owned subsidiary, Mountain Glen, with Glenmore, acquired the principal properties of Glenmore. These properties are located in Finland. For further particulars, reference should be made to Item 4D – Property, plants and equipment – Other Properties – Finland.

Plan of Operations

In August 2000, De Beers Canada completed a desktop study, which evaluated the cost of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample.

The study showed that the modeled rate of return to mine the three main diamond pipes is below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in revenues of approximately 15% to achieve the agreed upon rate. In terms of the agreement between Mountain Province and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was the bulk sample to recover additional diamonds (completed in May, 2001). The second component was an aggressive exploration program aimed at adding to the existing resource (completed in June, 2001). Any additional kimberlite discoveries would change the economics of the project and if of sufficient value positively impact the modeled rate of return. The exploration program discovered the MZ Lake sill complex.

The modeled values of the diamonds recovered in the 2001 bulk sample were reported on December 18, 2001 and the results were encouraging enough for De Beers to commit to another bulk sample during the winter of 2002. The main purpose of the program is to recover more high quality, top color diamonds like the 9.9-carat diamond (valued at US $60,000) recovered in the 2001 program. Such diamonds very likely would increase the values per tonne, which in turn could positively impact the modeled rate of return in the desktop study. The management committee also decided to continue with the exploration of the sill complex at MZ Lake during the spring of 2002, as well as do more evaluation work on the Tuzo pipe. The results of all programs should be available in the fourth quarter of the calendar year at which time the management committee will decide how to proceed.

Source of Funds for Fiscal Years Ended March 31, 2002 and 2001

The Company had a working capital balance of $339,897 as of the end of Fiscal Year ended March 31, 2002. The Company raised a gross amount of $949,409 by way of equity private placement in December of 2001. A total of 1,636,912 units were issued to five purchasers at a price of $0.58 per unit to raise gross proceeds of $949,409. Each unit comprises one share and one non-transferable share purchase warrant. Each warrant may be exercised to purchase one common share of the Company at a price of $0.58 per share for three years.

The Company believes that it has sufficient working capital until approximately late 2002. The exercise of outstanding warrants and stock options could extend that date well into 2003. There is no assurance that these outstanding warrants and stock options will be exercised, especially since, given the current volatility of the stock market, these securities may not be "in-the-money". If they are not exercised, the Company will have to proceed with a private placement or other alternative means of raising money.

Use of Funds for Fiscal 2003

The Company will use its funds for general operating expenses, investor relations and on exploration of any promising new properties. It is anticipated that funds required for these purposes would be approximately one million dollars for fiscal 2003.

Foreign Assets

Until the arrangement with Glenmore Highlands Inc., with the exception of the Maris Project (see Item 4D – Property, plants and equipment – Principal Properties) all of the Company's assets were located in Canada. During fiscal years ended March 31, 2002, 2001, 2000, 1999 and 1998, the Company generated no revenue from operations. Pursuant to the Arrangement, the assets of Glenmore, including properties in Finland, were acquired by Mountain Glen. See Item 4A – History and development of the Company – Acquisitions and Dispositions.

Competition

Competition exists from other mining exploration and development companies in respect of the acquisition of new natural resource properties. Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company. Competition could adversely affect the Company's ability to acquire suitable properties or prospects for exploration in the future.

The Company is contractually bound to sell its diamonds from the AK-CJ Properties to The Diamond Trading Co., pursuant to the terms of the Monopros Joint Venture Agreement (see Item 4B – Business Overview – Description of Business – Historic Corporate Development). The Diamond Trading Company in turn sells its rough diamonds to their sightholders.

Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration activities and its potential mining and processing operations in Canada are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

C. Organizational structure

See Item 4A – History and development of the Company – The Corporate Organization.

D. Property, plants and equipment.

The following is a map showing the Company's principal properties.


KENNECOTT/ TAHERA
Staked
KENNECOTT/ TAHERA
NAVIGATOR EXPLORATION
KETTLE RIVER/ NEW NADINA EXPLORATIONS
Tanquery/ SouthernEra/ Mill City/ Cypango
DIAMONDEX/
Staked
KETTLE RIVER/ NEW NADINA EXPLORATIONS
BHP/ Dia Met/ Archon
Diavik/ Aber
DEBEERS
DIAMONDEX/ Nu Apex
DHK
DEBEERS
BHP/ Dia Met
EKATI MINE AREA
DEBEERS
Diavik/Aber
BHP/ Dia Met/ Archon
KENNECOTT/ SouthernEra
LAC DE GRAS
Diavik/Aber
Diavik/Aber/SouthernEra
Caledonia
GGL Diamond
GGL Diamond
KENNECOTT/ SouthernEra
DEBEERS/ NAVIGATOR
DIAMONDEX/ SHEAR MINERALS
DEBEERS
Rhonda Mining
DEBEERS/ NAVIGATOR
Staked
Dia Met/ Archon
GGL
DEBEERS
Slave/ Atahabasca
Staked
KENNECOTT/ SouthernEra/ ATW
DEBEERS/ NAVIGATOR
DHK/ SouthernEra/ Archon
Tanquery
AYLMER L.
NAVIGATOR EXPLORATION
Garden Lake
Staked
RJK
MACKAY L.
LUPIN WINTER ROAD
Staked
Lake of the Enemy
open
Mountain Province/ Camphor
ITL Capital/ Ind Riley
Medallion Resources
DIAMONDEX
SouthernEra/ Kalahari/ Island Arc
Reid L.
Taylor L.
SouthernEra/ Kalahari
SouthernEra/ Kalahari/ Island-Arc
DIAMONDEX/ Aber
Staked
Margaret L.
NAVIGATOR EXPLORATION
DEBEERS
DEBEERS/ Mountain Province/ Camphor
DIAMONDEX/ Aber
DIAMONDEX/
SouthernEra
DIAMONDEX/ SouthernEra
NAVIGATOR EXPLORATION
DIAMONDEX
DEBEERS / GGL Diamond
GGL Diamond
Noront
NAVIGATOR
NAVIGATOR EXPLORATION
Staked
SouthernEra/ Major General
Staked
NAVIGATOR EXPLORATION
DIAMONDEX/ SouthernEra
GGL Diamond
GGL Diamond
GGL Diamond
DIAMONDEX
NAVIGATOR EXPLORATION
NAVIGATOR EXPLORATION
Navigator Exploration
NAVIGATOR EXPLORATION
Kelmet
Chapleau
Chapleau
Lac La Prise
Staked

Principal Properties

In this section on "Principal Properties", the reader should note that where disclosures pertaining to mineral resources are made, these are not mineral reserves and do not have demonstrated economic viability. All the properties are in the exploration stage and there are no reserve estimates at this time. All other estimates have been made at De Beers and De Beers Canada.

A "mineral resource" as defined under the Canadian Institute of Mining and Metallurgy Guidelines (the "CIM Guidelines"), which are different from the SEC guidelines (the "SEC Guidelines") set forth in Guide 7 under Item 802 of Regulation S-K, means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. See "Glossary of Technical Terms" in this Report.

THE TERMS "MINERAL RESOURCE", "MEASURED MINERAL RESOURCE", "INDICATED MINERAL RESOURCE", "INFERRED MINERAL RESOURCE" USED IN THIS REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS. THE FOLLOWING DISCUSSION AND TABLES BELOW USE THE TERMS "MEASURED" AND "INDICATED RESOURCES", AND INFERRED RESOURCES". THE COMPANY ADVISES U.S. INVESTORS THAT WHILE SUCH TERMS ARE RECOGNIZED AND PERMITTED UNDER CANADIAN REGULATIONS, THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT RECOGNIZE THEM. **U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS DESCRIBED AS "MEASURED" OR "INDICATED RESOURCES" WILL EVER BE CONVERTED INTO RESERVES. U.S. INVESTORS ARE ALSO CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF AN "INFERRED RESOURCES" EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.**

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization except that assumptions concerning economic and operating conditions including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate.

A mineral resource is categorised on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

> "Inferred Mineral Resource" means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

> "Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

In this Annual Report, because the Company is a Canadian company with mining properties in Canada, the definitions and disclosures are made in accordance with the Canadian Standards as required by Canadian law for disclosure of material facts.

It should be noted that the SEC Guidelines defines "reserve" to mean "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination". No such reserves, as defined in the SEC Guidelines or as defined in the CIM Guidelines, have been determined to exist at the present time.

Description of Property

(a) Executive Offices

The Company's exploration office was re-located during the fiscal year to rented premises of approximately 925 sq. ft. at Suite 212, 525 Seymour Street, Vancouver, British Columbia V68 3H7. The administrative office is located in the United States at Empire Tower 1, 3633 E. Inland Empire Blvd., Suite 465, Ontario, California 91764. The Company considers these premises suitable for current needs.

(b) Mineral Properties

The AK Property

Of the Company's properties, the AK Property is currently under the most intense exploration because of the discovery of the Kennady Lake Kimberlite Field and is considered to be the Company's only principal property.

Location and Access

The AK Property, located in the Mackenzie District of the Northwest Territories is centred near 63°30' north and 109° 30' west. It is situated between Fletcher Lake and Walmsley Lake to the east, Kirk Lake to the north, and Margaret Lake to the west. The property lies 150 kilometers south-southeast of the main Dia Met Minerals Ltd. ("Dia Met") and BHP Diamonds Inc. ("BHP") discoveries at Lac de Gras and 275 kilometers east-northeast of Yellowknife. The major prospects are in the area of Kennady Lake.

A multitude of lakes provide access for ski and float equipped aircraft. A dock is available on Kennady Lake. The Echo Bay Mines' winter road to the Lupin mine site runs from Yellowknife along MacKay Lake, which is about 70 kilometers northwest of Kennady Lake.

Topography, Vegetation and Climate

The property lies in the treeless tundra of the "barren lands" some 290 kilometers south of the Arctic Circle, and much of the area is lake and muskeg covered. The climate is extreme with -45°C temperatures. Winter winds can create extreme wind chill factors and extensive drifting snow. However, average annual snowfall rarely exceeds one meter, most of which falls during autumn and spring storms. Ice-up and break-up occupy most of September and June, respectively, during which time access to the property is via the esker runway at Kirk Lake camp. The ice-free season generally lasts two and a half months from early July to mid-September. Summer temperatures rarely reach 30°C; furthermore, storms can occur at any time.

Local relief is generally extremely flat. The elevation of rolling hills varies between 400 meters and 550 meters above sea level.

Acquisition

The AK Property, acquired in August 1992, consists of 132 contiguous claims, which total 310,175 acres, in the Mackenzie Mining District, NWT. The AK Property forms a nearly rectangular block, which is about 25 kilometers north-south by 50 kilometers east-west. All of the claims comprising the AK Property are in good standing and have no legal impediments.

Until August 3, 2000, the AK Property and the CJ Property (together the "AK-CJ Properties") were held by the Company, as to 90%, and by Camphor Ventures Inc. ("Camphor"), as to 10%. Pursuant to the Monopros Joint Venture Agreement dated March 6, 1997, Monopros (now De Beers Canada) would earn a 60% interest in the AK-CJ Properties in exchange for conducting an exploration program on the property and a bulk sampling program on one or more new kimberlites, completing a feasibility study on one or more kimberlites, and funding the development and construction of a commercial mine. On completion of a bulk sampling program, and if De Beers Canada committed to proceed with a full feasibility study, De Beers Canada would earn an initial 51% interest, increasing to a 56% or 60% interest (depending on alternative arrangements on financing the feasibility study) on the commencement of commercial production. If on completion of the full bulk-sampling program, De Beers Canada did not commit to proceeding with a feasibility study, De Beers Canada would earn only a 30% interest and the Company and Camphor would continue to control the AK-CJ Properties.

Pursuant to an agreement reached at a meeting on March 8, 2000, the parties agreed to amend the Monopros Joint Venture Agreement to clarify funding obligations between the parties and to enable the parties to defer the feasibility study decision date in order to give time to De Beers Canada to investigate several conventional and alternative mining scenarios to be the subject of the desktop study. As a result, De Beers Canada agreed to fund all exploration, development and other project costs going forward, effective immediately and would earn a 51% interest upon completion of the desktop study. The Company had been paying 44.1% of all project costs since July 1999.

On August 4, 2000, the desktop study was presented to the Company. Upon presentation, De Beers Canada was deemed to earn a 51% interest in the AK-CJ Properties. Consequently, the Company was left with a 44.1% interest, and Camphor Ventures Inc. with a 4.9% interest in the AK-CJ Properties. The CJ Property substantially lapsed in November 2001 with the remaining CJ Property claims lapsing on August 17, 2002.

Regional Geological Setting

The AK Property is located about 75 kilometers south of Aylmer Lake in the southeastern corner of the Slave Craton. The Slave Craton, about 400 kilometers east-west by 750 kilometers north south, is an integral part of the North American Craton. Except for Proterozoic rocks, mainly along the margin, the Slave is composed dominantly of Archean rocks greater than 2.4 Ga, which makes it the oldest of the Canadian Shield. This Archean setting is significant because most economic kimberlites are restricted to stable Archean cratons within continental shield areas. It is therefore consistent that a significant kimberlite province, which hosts more than 150 kimberlite pipes, is centred in the heart of the Slave Craton. The first kimberlites were discovered there in 1991.

Kimberlites in the Slave Craton intrude granites, metasedimentary rocks, and in some cases, diabase dykes. Preliminary dating of these kimberlites indicates that their emplacement occurred at various times from Paleozoic to Tertiary. Kimberlite pipes are known to have been emplaced in Late Cretaceous and Eocene in the Lac de Gras area, in Middle Jurassic and Late Ordovician north of Lac de Gras, and in the Cambrian south of Lac de Gras in the AK Property area. It has been noted that corridors between northwest trending diabase dykes may mark preferred locations for kimberlite emplacement in the Lac de Gras area. Such parallel corridors may represent major crustal fracture zones that facilitate ascent of kimberlite magma.

Late Wisconsinan glaciation above the Slave Structural Province climaxed about 20,000 years ago. Local and regional ice flow patterns show considerable variation. Glacial dispersion trends are further complicated by englacial and deglacial processes.

Detailed Geological Setting

Current regional mapping indicates that the AK Property is 90% underlain mainly by unsubdivided granitic rocks that intrudes the 10%, older metavolcanic and metasedimentary rocks of the Yellowknife Supergroup.

A number of diamondiferous kimberlite intrusions have been identified on the AK Property. Most have been located in the Kennady Lake area. The 5034-Kennady Kimberlite has been dated radiometrically by the Rb-Sr method on phlogopite as Middle Cambrian (539 Ma). Drilling has encountered the 5034-Kennady Kimberlite, Hearne Kimberlite, Tesla Kimberlite, Tuzo Kimberlite, Wallace Kimberlite, and 5034-South Kimberlite. The number of kimberlite bodies encountered indicates that the area may represent a kimberlite field, referred to in this Report as the Kennady Lake Kimberlite Field.

Quaternary Geology

At least two glaciations have scoured the area and deposited a superficial till veneer over bedrock. This till is generally one to two meters thick, but occasionally it is up to ten meters thick. The predominant direction of glacial transport is almost due east to west. All the glacial features and related deposits appear to be related to the last glacial event, the Late Wisconsinan glaciation. There is no stratigraphic evidence of deposits from previous glaciation.

Work History

Historically, mineral exploration in the southeastern Slave Craton focused on gold and later base metals, within the Yellowknife Supergroup metavolcanic and metasedimentary rocks in the Walmsley Lake area. However, no previous exploration for base or precious metals, within what is now the AK Property is recorded in the assessment files of the Department of Indian Affairs and Northern Development ("DIAND"). Furthermore, there is no record of diamond exploration in the AK Property area prior to its staking in 1992.

5034-Kennady Kimberlite

The 5034-Kennady Kimberlite was the first kimberlite discovered on the AK Property in 1995, and consequently, it is the best known on the property. It is located near the southeast corner of the AK Property under and adjacent to Kennady Lake. It is a diamondiferous kimberlite that intrudes and includes Archean granitic rock. The majority of the pipe consists of hypabyssal macrocrystic kimberlite that hosts abundant xenoliths or inclusions of the surrounding granitic rock. The pipe has an irregular shape with a surface dimension of about 120 meters by 180 meters. A 35 meter wide dyke-like body extends from the pipe some 300 meters to the north- northeast. The overall near surface area is about 2.15 hectares, and the majority of it is overlain by the shallow water of Kennady Lake.

Diamond recoveries by caustic fusion of drill core from the 5034-Kennady Kimberlite is in Table 1. Caustic fusion was performed by The Saskatchewan Research Council, and Canamera. Results in terms of "carats per tonne" and "number of macros per ten kg" are of similar magnitude to preliminary results reported in Table 3 for the Hearne, Tesla and Tuzo pipes. According to management, the results are also similar to those reported by Dia Met, Aber and Ashton from the Lac de Gras area. The results reported in this table encouraged the "mini-bulk" test that is reported in Table 2.

Table 1

Diamond Recoveries by Caustic Fusion of Drill Core from the 5034-Kennady Kimberlite

Description	Sample Weight (kg)	No. of Diamonds	Diamonds per 10 kg	Weight (Carats)	No. of Macros >0.5 mm(1)	No. of Macros per 10 kg
Canamera	6,027	16,533	27	30.35	5,458(1)	9.1
De Beers Canada	100	488	49	0.35	7	0.7
De Beers Canada	176	429	24	0.39	30	1.7
De Beers Canada	176	938(2)	53(2)	0.96	51(2)	2.9(2)
De Beers Canada	160	480	30	0.62	39	2.4

(1) Size measured as >0.5mm in maximum dimension; all others are stones not passing through a 0.5 by 0.5mm screen.

(2) Sample contained fragmented diamonds, therefore some calculated numbers are perturbed.

For 1999 bulk sample results from the 5034 pipe, see Table 5, under "1999 Bulk Sampling Program".

Mini-Bulk Sample of 5034 Kimberlite

A 104 tonne "mini-bulk" test from 42 bulk sample drill holes was performed to obtain macro grade estimates and to obtain a reasonable quantity of diamonds for preliminary valuation. Macro grade estimates from the "mini-bulk" test by Canamera on drill core from the 5034-Kennady Kimberlite is reported in Table 2. Crushing for this test was performed as follows. The first 24.6 tonnes of the "mini-bulk" sample were crushed and screened at 24 millimeters, followed by systematic step recrushing at 12, 6, 3 and 1.5 millimeters. The second 79.0 tonne "mini-bulk" sample involved the same crushing stages, except that the final crush to 1.5 millimeters was omitted. Diamond recovery utilized a Sortex x-ray fluorescence machine, a dense media separation plant, and a grease table. Recovery of all diamonds that would not pass through a 20 mesh (0.85 millimeter) screen was attempted. 3,895 stones totaling 257 carats were collected. Thus, the average stone size is about 0.065 carats.

Table 2

Diamond Recoveries by Heavy Media Plant from a "Mini-Bulk" Test of Drill Core Samples from the 5034-Kennady Kimberlite

Description	Sample Weight (Tonnes)	Weight Macros >1.0 mm (Carats)	Macro Carats per Tonne (1,000 Kg)
5034-Kennady Pipe: Bulk Sample: Heavy Media Separation Plant			
Canamera	24.6	75.9	3.09
Canamera	79.0(1)	181.1(1)	2.29(1)
Summary	*3,895 Stones*	*257 Carats*	*0.065 Carats/Stones*

(1) This portion of the bulk sample did not undergo a final crush to 1.5mm.

Valuation of the diamonds is difficult given the small parcel of diamonds available. De Beers Canada released in September 1997 an estimate by De Beers of US$55.00 per carat with a projected revenue per tonne of US$82.50. The valuation was based on diamonds recovered from the "mini-bulk" test by Canamera (Table 2), as well as on diamond analysis of core derived from a hole drilled by De Beers Canada. De Beers valued all diamonds seven points and larger. The techniques used in the valuation are proprietary to De Beers.

Joint Venture Agreement

Old MPV, 444965 and Camphor announced the Monopros Joint Venture Agreement with Monopros (now De Beers Canada) in March 1997 in connection with the AK-CJ Properties (see Acquisition, above). Operatorship by De Beers Canada was to occur immediately and operatorship by Canamera was effectively terminated at that time.

Pursuant to a joint venture agreement (the "Monopros Joint Venture Agreement") dated March 6, 1997 among Old MPV, 444965, Camphor and Monopros (now De Beers Canada), De Beers Canada was granted the right to earn up to a 60% interest in the AK-CJ Properties in exchange for conducting an exploration program on the property and a bulk sampling program on one or more new kimberlites, completing a feasibility study on one or more kimberlites, and funding the development and construction of a commercial mine. On completion of the bulk sampling program, and if De Beers Canada committed to proceed with a full feasibility study, De Beers Canada would earn an initial 51% interest, increasing to a 56% or 60% interest (depending on alternative arrangements on financing the feasibility study) on the commencement of commercial production. If, on completion of the full bulk sampling program, De Beers Canada did not commit to proceeding with a feasibility study, De Beers Canada would earn only a 30% interest and the Company and Camphor would continue to control the Property. Operatorship of the property was assumed by De Beers Canada upon entering into this agreement.

Concurrently with entering into the Monopros Joint Venture Agreement, De Beers Canada subscribed for 209,644 units of Old MPV at a price of $4.77 per unit, each unit consisting of one common share of Old MPV and one non-transferable warrant to purchase one additional common share of Old MPV at $6.36 per share exercisable before March 6, 1999.

Under the agreement, De Beers Canada had until September 15, 1999 to elect to purchase a 51% interest in a 3% gross overriding royalty against production from the property from the Company (as to 90%) and Camphor (as to 10%). This purchase was completed in November 1999.

Pursuant to an amending agreement dated December 17, 1999, the Joint Venture Agreement was amended with respect to costs of Stages 1, 2, 3 and 4 of the Joint Venture Program. Also, as of December 7, 1999, the joint venture parties entered into an Area of Interest Agreement, in respect of acquisition from third parties in the designated Area of Interest, being a five kilometer zone as measured from the boundary of the claims comprising the AK-CJ Properties.

Pursuant to an agreement reached at a meeting on March 8, 2000, the parties agreed to amend the Monopros Joint Venture Agreement to clarify funding obligations between the parties and to enable the parties to defer the feasibility study decision date in order to give time to De Beers Canada to investigate several conventional and alternative mining scenarios to be the subject of the desktop study. As a result, De Beers Canada agreed to fund all exploration, development and other project costs going forward, effective immediately and would earn a 51.0% interest upon completion of the desktop study. The Company had been paying 44.1% of all project costs since July 1999.

On August 4, 2000, the desktop study was presented to the Company. Upon presentation, De Beers Canada was deemed to earn a 51% interest in the AK-CJ Properties. Consequently, the Company is left with a 44.1% interest, and Camphor Ventures Inc. with a 4.9% interest in the AK-CJ Properties.

1997 Exploration Program

During 1997 the main objective of De Beers Canada was to locate additional kimberlite pipes and obtain sufficient samples for diamond analysis to establish the merits of exploration on the AK Property. In particular, an additional pipe or pipes were sought in the immediate vicinity of the 5034-Kennady Kimberlite in order to find sufficient potential tonnage and diamond content to warrant bulk sampling to determine economic viability of the AK Property. Consequently, De Beers Canada conducted the following on the AK Property: (i) probe analyses of indicator minerals recovered from till samples by Canamera, (ii) additional till sampling, (iii) a comprehensive airphoto survey and follow-up analysis of surficial geology, (iv) a detailed helicopter-borne magnetometer and electromagnetic survey, and (v) a drilling program.

The drilling program, started August 1, 1997 and continued to October 15, 1997 consisted of land based core holes and air drill holes, which were targeted with the geophysical survey. Sixteen core holes (NQ size) totalled 4,002 meters and consisted of ten exploration and six delineation drill holes. Three new diamondiferous kimberlite pipes were discovered. The Tesla Kimberlite, about 1.0 kilometers north-northwest of the 5034 Kennady Kimberlite, was discovered in May. Tuzo Kimberlite and Hearne Kimberlite, about 0.6 kilometers north-northwest and 1.08 kilometers southwest of the 5034-Kennady Kimberlite, respectively, were discovered in August 1997. Twenty-one air drill holes (chip samples), targeted exclusively on magnetic low anomalies, totalled 448 meters. None of these air holes intersected kimberlite. The 1997 objectives of De Beers Canada were achieved with the discovery of the Tesla, Tuzo and Hearne kimberlite pipes. However, although a limited amount of drilling was undertaken outside the Kennady Lake Kimberlite Field, no new kimberlites were found. Thus, the exploration program for 1998 was designed to focus on the further evaluation of the Hearne, Tuzo, Tesla and AK5034 kimberlites, as well as the discovery of the sources of the many known indicator mineral dispersion trains.

The Hearne, Tesla and Tuzo Kimberlites

The Hearne Kimberlite, Tesla Kimberlite and Tuzo Kimberlite are respectively: 1.08 kilometers southwest, 1.0 kilometers north-northwest and 0.6 kilometers north-northeast of the 5034-Kennady Kimberlite. Drill holes were targeted with a Dighem magnetic and electromagnetic survey performed in May 1997. Tesla Kimberlite was discovered in May 1997, and the Hearne and Tuzo Kimberlites were discovered in August 1997. All occurrences are diamondiferous.

Diamond recoveries by caustic fusion of drill core from the Hearne, Tesla and Tuzo kimberlites are in Table 3. De Beers in Kimberley, South Africa performed caustic fusion for De Beers Canada.

Results in terms of "number of macros per 10 kg" are of similar magnitude to preliminary results reported in Table 1 for the 5034-Kennady Kimberlite.

Table 3

Diamond Recoveries by Caustic Fusion of Drill Core from the Hearne, Tesla and Tuzo Kimberlites, Kennady Lake Kimberlite Field, AK Property

Description	Sample Weight (kg)	No. of Diamonds	Diamonds per 10 kg	Weight (Carats)	No. of Macros >0.5 mm(1)	No. of Macros per 10 kg
Hearne Pipe						
Hole 1	132	324	25	0.90	33	2.5
Hole 2 & Hole 3	168	439	26	1.33	50	3.0
Tesla Pipe						
Hole 1	245	188	8	0.13	14	0.6
Tuzo Pipe						
Hole 1	124	403	33	2.09	36	2.9
Hole 2	154	294	19	0.39	19	1.2

(1) Size measured as stones not passing through a 0.5 by 0.5mm screen.

1998 Mini-Bulk Sample

During 1998, De Beers Canada conducted a mini-bulk sample on the four pipes in Kennady Lake on the AK Property that was designed to extract, by reverse circulation drill, small bulk samples from the recently discovered Hearne, Tuzo and Tesla pipes as well as the AK5034 pipe. The object of this work was to determine if diamonds of sufficient quantity and value were indicated to be contained in these pipes and therefore provide justification for a further large scale bulk sampling program. In addition, continued exploration was undertaken outside of the Kennady Lake Kimberlite Field on both the AK-CJ Properties in an effort to locate new kimberlite occurrences. Table 4 lists the results of the mini-bulk sampling program on the kimberlites in the Kennady Lake Kimberlite Field cluster.

Table 4

Results Of Mini-Bulk Sampling Of Kimberlites In The Kennady Lake Kimberlite Field Cluster

Description	Sample Size (Tonnes)	Carats per Tonne	Value per Carat (US$)	Best Fit Value per Carat ($US)	Value per Tonne (US$)	Best Fit Value per Tonne (US$)
Hearne Pipe	62.6	2.33	25 – 50	44	58 – 177	103
Tuzo Pipe	48.0	2.20	51 – 108	68	112 – 238	150
Tesla Pipe	50.0	0.37	56 – 112	96	21 – 41	36
AK5034 Pipe	55.8	1.60	26 – 58	51	42 - 93	82

In addition to the mini-bulk sampling program, core drilling of the Hearne, Tuzo, Tesla and AK5034 pipes was conducted in order to provide a better definition of the geological and tonnage models of each of these bodies.

1999 Bulk Sampling Program

The main purpose of the bulk sampling phase of evaluation was to obtain a sufficiently large number of diamonds for more accurate determination of grade and value per carat.

The bulk sample drilling, using two 12.25-inch diameter reverse circulation (RC) drills, started January 16, 1999. The objective of sampling approximately 1,600 tonnes of kimberlite to recover the anticipated number of carats was completed ahead of schedule on April 6, 1999. A total of 1,666 tonnes of kimberlite was extracted from a total of 43 vertical holes drilled into the four pipes to depths of up to 300 meters. At the completion of drilling, 575 tonnes were extracted from the 5034 pipe, 454 tonnes from the Hearne pipe, 460 tonnes from the Tuzo pipe and 177 tonnes from the Tesla pipe.

The two truck-mounted RC drill rigs were capable of handling six-meter drill rods. Each rig weighed 1,000 lbs. The diameter of the holes drilled was 12.25 inches. The action of the rotating drill bits produced a product of kimberlite chips and finer dust. Water, driven by compressed air, carried the chips to surface where they were screened and washed on a vibration screen (consisting of 1.5mm square holes) to remove the finer material. The drill chips and any diamonds were then collected in mega-bags and sealed ready for transportation off-site. The finer material was transported to a containment dam on land which was engineered and constructed for this purpose. Each mega-bag contained kimberlite chips recovered from six-meter intervals of the vertical drill holes. Many of the drill holes went as deep as 300 meters. Geological samples were recovered at regular intervals down the hole to provide a permanent record of the kimberlite geology from each hole. There were approximately 12 drill holes for each of the three large pipes and the equivalent of three large diameter holes for the Tesla pipe. The holes were spaced to cover most of the surface area of each-pipe, hence getting representative samples of kimberlite from all parts of each pipe.

The bags of kimberlite chips and diamonds were sent to the De Beers Canada Dense Media Separation plant (DMS) in Alberta, where the chips were washed in a scrubber and the larger pieces crushed to smaller sizes and recombined with the sample which was subsequently fed through the DMS plant. The resulting concentrate was collected in a tamper-proof cage and the concentrate containers sealed prior to shipment to South Africa for final diamond recovery. The recovered rough diamonds were then sent to Kimberley for evaluation. These values were passed to the De Beers Mineral Resource Evaluation

Department in Johannesburg and utilized together with all other recorded data in the grade and value modelling. These modeled values are De Beers' best estimates for the revenues per tonne expected during mine production.

5034 Pipe

In December 1999, De Beers Canada advised the Company of the modeled revenue and grade estimates for the 5034 pipe. The modeled revenue value per tonne increased significantly from the initial estimate based on the previous year's mini-bulk sample. For the 5034 pipe a total of 1044 carats were recovered from 609 tonnes of kimberlite. De Beers valued the recovered diamonds per sieve class in Kimberley, South Africa. The De Beers Mineral Resources Estimation Department has used these current grade and diamond values, together with the mini-bulk sample results and the micro- and macrodiamond results announced previously, to model a grade (carats per tonne) and a revenue per carat for each of the four lobes that make up the 5034 pipe. Production recovery factors, determined by De Beers, were applied and the commonly used commercial bottom cut-off recovery size of a screen with a 1.50 mm square mesh was used to determine the grades.

The 5034 pipe was subdivided on the basis of internal geology into four lobes - a west, centre, and east lobe as well as a north lobe that extends to the north under land. Based on the 1999 bulk sampling results, the west, central and eastern lobes are classified in the Indicated Resource category. The north lobe, which was not part of the 1999 bulk sampling, remains in the Inferred Resource category. The modeled results for each of these parts of the pipe are summarized in Table 5 below:

Table 5

Modeled Results for West, Centre, East and North Lobes of 5034 Pipe

5034 Pipe	Modeled Grade (carats per tonne)	Modeled Revenue (US$/carat)	Value per tonne US$
West lobe	1.85	65	120.3
Centre lobe	1.30	55	71.5
East lobe	1.70	65	110.5
North lobe	1.70	65	110.5
Weighted Average of all Lobes	1.64	63	103.5

These results compare to a range of modeled values per carat of $26-$58 with a best fit value of $51 and a modeled grade of 1.60 carats per tonne determined from the previous year's mini-bulk sample for the 5034 pipe. The increase in estimated revenue per tonne is 27 percent. The modeled grades represent grades based on the complete 3 dimensional model of the pipe taking into account the different phases of kimberlite, low and high grade zones, etc. These modeled values are thus the best estimates of the grade and expected revenue for the pipe. The resource mine estimates for the 5034 pipe is 12.5 million tonnes to a depth of 300 meters.

Systematic auditing of the processed concentrates (tailings) from the 5034 kimberlite has recovered a few additional diamonds, which have been incorporated into the modelling of the 5034 grades.

Tesla Pipe

In December 1999, De Beers Canada notified the Company that 64 carats had been recovered from the processing of 184 tonnes of kimberlite from the Tesla pipe for a sample grade of 0.35 carats per tonne. This grade compares to a modeled grade of 0.37 carats per tonne based on the results of the previous year's mini-bulk sample. The largest diamond recovered was 2.7 carats. The Tesla is the smallest of the four pipes sampled, with an estimated resource size of 4.6 million tonnes.

Hearne Pipe

In late January 2000, De Beers Canada reported to the Company the modeled revenue and grade estimates for the Hearne diamond pipe. The modeled value per carat increased significantly (from US$44 to US$65 per carat) from the initial estimate based on the 1998 mini-bulk sample while the modeled value per tonne also increased from US$103 to US$111.

The Hearne pipe consists of two parts, a northern and a southern lobe. The two lobes have been subdivided on the basis of internal geology into several phases. Based on the 1999 bulk sampling results, all parts of the Hearne body except the south lobe Phase E between 200 and 300 meters (called Phase E1) were classified in the Indicated Resource category. Phase E1 remains in the Inferred Resource category. The modeled results for each of these parts of the pipe are summarized in Table 6 below:

Table 6

Modeled Results for North and South Lobes of Hearne Pipe

Hearne Pipe	Kimberlite Resource (million tonnes)	Modeled grade (carats per tonne)	Modeled Revenue (US$/carat)	Revenue Per Tonne US$
North Lobe Phase A	3.08	2.05	65	133
North Lobe Phase B	1.61	0.60	65	39
North Lobe Phase C	0.72	2.05	65	133
South Lobe Phase D	1.14	2.05	65	133
South Lobe Phase E1	0.31	2.05	65	133
Weighted Average of All Phases	6.86	1.71	65	111

These results compare to a range of modeled values per carat of $25-$50 with a best fit value of $44, a modeled grade of 2.33 carats per tonne, with a resultant revenue per tonne of $103 determined from the 1998 mini-bulk sample for the Hearne pipe. The increase in value per carat is 48 percent and the increase in revenue per tonne is 8 percent. The higher-grade phases of the Hearne body (all phases except the North Lobe Phase B) represent 77% of the current resource size and have an estimated revenue per tonne of US$133. The modeled grades are based on a three-dimensional model of the pipe taking into account the different phases of kimberlite, (e.g. low and high grade zones). These modeled values are thus the best current global estimates of the grade, value per carat, and expected revenue per tonne for the pipe. The resource size estimate for the Hearne kimberlite body is 6.86 million tonnes to a depth of 300 meters.

Tuzo Pipe

In March 2000, De Beers Canada advised the Company of the modeled revenue and grade estimates for the Tuzo diamond pipe. The average modeled grade of 1.22 carats per tonne is greater than the initial bulk sample result of 1.02 carats per tonne reported on September 15, 1999. The average modeled value per carat decreased from the initial estimate of US$68 per carat, based on the 1998 mini-bulk sample, to US$43 per carat.

The Tuzo pipe can be divided into four zones based on the internal geology. The top 80 meters (from 20 meters to 100 meters depth) of the pipe consists mainly of Zone A and Zone B kimberlite and is classified as an indicated resource of 2.6 million tonnes. From 100 meters depth to 200 meters, the pipe consists predominantly of Zone Bg kimberlite containing generally greater than 40% granite inclusions and some Zone B and Zone C kimberlite. This interval of the pipe is classified as an indicated resource of 3.5 million tonnes. At depths of 200 meters to 300 meters, the pipe is classified as an inferred resource of 4.1 million tonnes and consists predominantly of Zone C kimberlite with some Zone B and Zone Bg kimberlite. An additional 4.7 million tonnes of kimberlite on the western side of the pipe (from 200 to 360 meters depth) and in the deeper parts of the pipe (from 300 to 360 meters depth) have not been included in the revenue and grade modelling. The modeled results for each of these zones of the pipe which have been sampled are summarized in Table 7 below.

The average modeled grade of 1.22 carats per tonne is greater than the initial bulk sampling grade of 1.02 carats per tonne. The modeled revenue value per carat of $43 compares to a best-fit value of $68 determined from the 1998 mini bulk sample. The decrease in value per carat is due to the smaller number of larger diamonds and hence a higher proportion of smaller stones. The modeled grades are based on a three-dimensional model of the pipe taking into account the different zones of kimberlite, (e.g. low and high grade zones). Systematic auditing of the processed concentrates (tailings) from the Tuzo kimberlite has recovered an additional nineteen carats of diamonds which have been incorporated into the modelling of the Tuzo grades. These modeled values are thus the best current global estimates of the grade, value per carat, and expected revenue per tonne for the pipe.

Table 7

Modeled Results for Zone A, B, Bg and C of Tuzo Pipe

Tuzo Pipe	Kimberlite Resource (million tonnes)	Modeled grade (carats per tonne)	Modeled Revenue (US$/carat)	Revenue Per Tonne US$
Zone A	1.0	2.7	47	127
Zone B	2.4	0.94	33	31
Zone Bg (>40%granite)	2.4	0.62	33	20
Zone C	4.4	1.35	47	63
Weighted Average of All Zones		1.22	43	52

Feasibility Study Decision

With these results, both De Beers Canada and the Company agreed on March 8, 2000, that it was unlikely that the agreed upon rate of return would be achieved from the mining of the 5034, Hearne and Tuzo pipes, using the conventional open pit mining method. As a result, the Company agreed to extend the feasibility study decision date and De Beers Canada has agreed to carry all exploration, development and other project costs effective immediately. The Company had been paying 44.1% of all project expenses since July 1999. De Beers Canada, in the meantime, conducted a desktop study to investigate several alternative mining scenarios in order to minimize capital and working costs associated with the possible mining of the Kennady Lake pipes. The results of that desktop study were presented to the Company on August 4, 2000. The study showed that the modeled rate of return for the mining of the three main diamond pipes was below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in diamond revenues of approximately 15% to achieve the agreed upon rate. A management committee was constituted and it was decided that the best options to advance the project were an additional bulk sample and additional exploration. The bulk sample was completed in May 2001 and the exploration in June 2001.

The modeled values of the diamonds recovered in the 2001 bulk sample were reported on December 18, 2001 and the results were encouraging enough for De Beers to commit to another bulk sample during the winter 2002. The main purpose of the program is to recover more high quality, top color diamonds like the 9.9-carat diamond (valued at US $60,000) recovered in the 2001 program. Such diamonds very likely would increase the values per tonne, which in turn could positively impact the modeled rate of return in the desktop study. The management committee also decided to continue with the exploration of the sill complex at MZ Lake during the spring of 2002, as well as do more evaluation work on the Tuzo pipe. The results of all programs should be available in the fourth quarter at which time the management committee will decide how to proceed.

1999 Exploration/Delineation Program

Believing there could be more kimberlite bodies in Kennady Lake, De Beers Canada continued to undertake surface geological surveys in the vicinity of the known kimberlites. Several lake based geophysical targets (EM highs) were identified by these surveys. The first to be drilled is located approximately 300 meters southwest of the southern extremity of 5034 pipe. The angled drill hole intersected 36 meters of kimberlite between 60 and 104 meters giving a horizontal projection of 22 meters. Based on the available information, De Beers Canada believes that the maximum dimension of this pipe, called the Wallace pipe, is unlikely to exceed 60 meters.

A second geophysical target was drilled approximately 150 meters northeast of the recently discovered Wallace pipe and approximately 150 meters southwest of the 5034 pipe. This angled drill hole intersected 43 meters of kimberlite between 56 and 99 meters giving a horizontal projection of 31 meters. This new body has been called 5034-South.

In addition, De Beers Canada looked for and found similar EM highs in other areas of the southern part of the AK Property. One of these, a lake based geophysical target is located in the area of the head of a long, broad indicator mineral train. The target is approximately 12 km northeast of Kennady Lake. An angled drill hole intersected 34 meters of kimberlite between 38 and 72 meters giving a horizontal projection of 22 meters. A second hole, collared nearby, intersected successive narrow intersections (varying from 2 to 7 meters) of kimberlite. The exciting part of this discovery was that it was the first time a substantial intersection of kimberlite had been discovered outside of the Kennady Lake cluster of pipes.

The drilling of four delineation holes was completed in December 1999. One hole was drilled from the SW towards the NE through the 5034-South kimberlite body (located approximately 150 meters SW of the western lobe of the 5034 body). The hole intersected 97 meters (69 meters horizontally projected) of kimberlite. This compares to 31 meters horizontally projected of kimberlite intersected last spring in a drill hole in the SE to NW direction. The next hole was drilled from the east lobe of the 5034 kimberlite towards the east. The hole intersected 44 meters (31 meters horizontally projected) of kimberlite. This extension of the east lobe of the 5034 pipe could add as much as half a million tonnes to the previously reported resource size estimate of 12 million tonnes to a depth of 300 meters for the 5034 kimberlite body. Two holes were drilled into the Faraday kimberlite body, located 12 km NE of Kennady Lake. The first hole intersected successive narrow intersections of kimberlite (varying from 0.4 to 2.1 meters) at a distance of approximate 200 meters NE of the original intersection into the Faraday kimberlite body (reported in April 1999). The second hole intersected 21 meters of kimberlite (15 meters horizontally projected) at a distance of approximately 40 meters NE of the original kimberlite intersection.

The Faraday kimberlite is relatively small compared to the pipes in Kennady Lake, so will be not be a stand-alone project. Any future work in that area will concentrate on exploration in the hope of making additional discoveries.

2000/2001/2002 Exploration and Bulk Sampling

De Beers Canada and the Company recognized that the best way to enhance the potential economic viability of the project was by adding quickly to the resource base. The results from the extensive 1999 summer sampling program were integrated with the existing geophysical and sampling databases to define targets that required drilling.

The 2000 spring exploration drilling program started in early March and ended in the second week of May. A total of 23 drill holes were drilled into 19 targets (mainly EM highs and mag lows), most of which underlie lakes. Eight of the drill holes intersected kimberlite. A new kimberlite body which has been named Kelvin, was discovered in a lake located approximately nine km northeast of Kennady Lake, which contains the Gahcho Kue diamondiferous kimberlites, and three km southwest of the diamondiferous Faraday body. One drill hole in the north-south direction intersected 40 meters of kimberlite horizontally projected, while another hole in approximately the east-west direction intersected 23 meters of kimberlite horizontally projected. A third hole drilled failed to intersect kimberlite. The shape and dimensions of the Kelvin kimberlite is difficult to determine from the three holes completed. A 3.3 meter thick kimberlite dyke at a depth of 31 meters was discovered approximately 200 meters south of the Kelvin body in the same lake. The Kelvin kimberlite is relatively small, so any additional work will concentrate on exploration in the hope of making additional discoveries in that area.

During the 1999 winter program kimberlite dykes were discovered in MZ Lake located in the central part of the AK claims, approximately 20 km northwest of Kennady Lake. A larger number of indicator minerals, mainly garnets, have been recovered on the western edge of the lake and as far west as the border of the AK claims (approximately 20 km to the west). A land based target on the north shore of MZ Lake, located approximately 300 meters to the northwest of the previously located kimberlite dyke intersections was drilled with a vertical hole to a depth of 35 meters. Five kimberlite stringers with the largest two having thicknesses of 0.40 and 0.70 meters were intersected, as well as a 1.70 meter thick intersection of what may be a sill (an approximately horizontal lying kimberlite body).

This result was followed up in March and April, 2001, by a ground penetrating radar (GPR) survey that covered the entire length of the northern shore of the lake (approximately 4 km) and several shallow dipping reflectors were detected on land along most of the area surveyed. De Beers Canada drilled five of the seven holes in May 2001, mainly along the periphery of the surveyed area where strong GPR reflector signals were recorded. All holes were drilled vertically, on land and all except one were drilled to a maximum depth of 50 m. Kimberlite was intersected in five of seven drill holes on land just north of MZ Lake. The thickest intersection was 3.20 meters of kimberlite at a depth of 27 meters and the distance between the most easterly and most westerly intersections of kimberlite was nearly four kilometers. De Beers Canada believes that there are several sills of various lengths, widths and thicknesses north of the lake.

Most of the recovered kimberlite (34 kg) was sent to South Africa for both indicator mineral and micro-diamond recovery. An additional 22 kg from the two holes drilled into the MZ kimberlite during 1999 (MPV-99-33) and 2000 (MPV-00-004) was also treated. A total of 40 micro-diamonds were recovered from four of the six holes.

The largest number of microdiamonds was recovered from hole MPV-01-73 (called sill-73): 28 diamonds from 5 kg with the largest diamond being 1mm. The second largest number of microdiamonds was recovered from hole MPV-01-070: 9 diamonds from 4 kg. Four of the five sills discovered so far have been determined to be diamondiferous. Because of these encouraging results De Beers decided upon a follow-up program at MZ Lake during the spring of 2002. A detailed ground penetrating radar (GPR) survey using closer line spacing than in 2001, was conducted over a large area encompassing sill-73. The results of survey were used to determine drill hole locations. A total of 10 follow-up holes were drilled into sill-73 and numerous intersections of kimberlite was recovered. The thicknesses of the intersections varied from 7cm to 2.19m with the largest combined kimberlite intersection in one drill hole being 3.49m, between 14.66m and 19.25m depth. This sill appears to extend at least one kilometer. The MZ kimberlite will be sent to Kimberley, South Africa for micro-diamond recovery. If a sufficiently large and representative number of micro-diamonds are recovered and if the modeled grade is sufficiently high, then further work will be considered this summer. Such a program would concentrate on where the sill comes nearest to the surface, as determined by the GPR.

De Beers also decided to do more evaluation work on the Tuzo pipe, located approximately 500m northeast of the 5034 pipe. It is the largest of the three main pipes. It contains approximately 15 million tonnes of diamondiferous kimberlite down to a depth of 360m of which 6.1 million tonnes is an indicated resource and approximately 8.9 million tonnes is an inferred resource. Based upon the 1997 mini-bulk sample and 1999 bulk sample, it was determined that the grade of the Tuzo varies from 0.62ct/tonne to 2.7 ct/tonne. The top 150-200m of the southwestern half of the pipe is of lower grade than the northeastern half. However, there are parts of the pipe, especially in the southwestern half, where there is a lack of any data. Additional drilling in these areas of the pipe was recommended by De Beers as this would provide information that would allow for an initial estimate of grade. De Beers drilled seven holes, two to a depth of 300m and five to a depth of 130m, into the Tuzo pipe. The two deep holes were adjacent to two 1999 bulk sample holes so that micro-diamond counts could be "calibrated" against bulk sample grades. An HQ drill (diameter of 63mm) was used rather than the usual NQ drill (diameter of 48mm) so that a more representative sample of kimberlite would be obtained. A total of approximately 8-10 tonnes of kimberlite was recovered. Representative sections will be sent to Kimberley, South Africa for micro-diamond recovery after detailed petrographic analysis.

The winter 2001 bulk sample program of the Hearne and 5034 kimberlite pipes was completed on May 4, 2001. De Beers Canada recovered 751 carats from 334 tonnes of kimberlite from the Hearne pipe and 914 carats from 635 tonnes from the 5034 pipe. There were three holes drilled into the high-grade northern part of the Hearne pipe and four holes into the high-grade eastern lobe of the 5034 pipe. The kimberlite samples were processed in Grand Prairie, Alberta, Canada and the sample concentrates were subsequently shipped to South Africa where the diamonds were recovered.

The 1,665 carats that were recovered from both pipes (to a 1.5mm lower cut-off) plus the diamonds recovered from the 1999 bulk sample were all valued, based on August 2001 diamond prices, at The Diamond Trading Company (DTC) in London. The De Beers Mineral Resources Estimation Department in Johannesburg has used these values for both bulk samples to update the modeled revenue per carat for each pipe. It is important to note that production recovery factors, determined by De Beers, have been applied and that the commonly used commercial bottom cut-off recovery size screen with a 1.50mm square mesh has been used. De Beers has recently changed the way diamond values are reported to the Company to make them comparable to the values reported by other Canadian diamond mining companies. To compare the 1999 and the current values, 10% has to be added to the 1999 values. The average revenue per carat for the 5034 pipe based on August 2001 values is US $65.50 for the combined 1999 and 2001 parcels, compared to the adjusted US $69.30 value for the 1999 bulk sample. Similarly the average revenue per carat for the Hearne pipe is US $63.30 compared to the adjusted US $71.50 value for the 1999 bulk sample. According to analysts and industry sources, the prices of rough diamonds have fallen by an average of around 20% during the recession of 2000-2001 and at least 10% since late 1999. The decreases in value for the diamonds from the 5034 and Hearne pipes are thus consistent with or less than the large drop in rough diamond market values.

The 9.9-carat diamond recovered from the 5034 pipe is of high quality and top color and was valued by the DTC at approximately US $60,000. The Company's consultant, Overseas Diamonds N.V. from Antwerp, Belgium, valued representative parcels of the diamonds at the DTC in November. Their values for selected parcels were within several percent of the De Beers' values for those same parcels. It was observed at the DTC that a population of high quality diamonds (such as that of the 9.9 carat diamond) exists amongst the diamonds recovered to date from the Hearne and 5034 pipes. This observation and additional follow-up analysis of these diamonds has led De Beers to the decision that more bulk sampling of the Hearne and 5034 pipes was needed. More high quality diamonds need to be recovered so that their size frequency distribution can be determined more accurately. These high quality diamonds have a large impact, especially the larger ones, on the revenue per tonne so the more accurately their size frequency distribution is known, the greater the confidence in and the accuracy of the revenue modeling. These high quality diamonds offer upside potential to the values per carat. The occurrence of the very valuable 9.9-carat stone poses the possibility that these stones could occur regularly during production. Hence De Beers decided to do more bulk sampling of the Hearne and 5034 pipes in 2002.

The 2002 bulk sample program of the 5034 and Hearne diamond pipes started on February 13, 2002 and ended April 20, 2002. A total of six large diameter holes were drilled into the 5034 pipe and five into the Hearne pipe. The same drill (24 inch diameter) and same drill method (a "diamond friendly" flood reverse system) that was used last year was used again this year. De Beers recovered approximately 684 tonnes of kimberlite from the Hearne pipe and approximately 837 tonnes of kimberlite from the 5034 pipe for a total of 1,521 tonnes from 1,919 meters of kimberlite samples. This amount of kimberlite should yield at least 2000 carats. In last year's program, only a total 968 tonnes were recovered from the Hearne and 5034 pipes combined. The kimberlite samples are currently being processed in Grand Prairie, Alberta, Canada and the sample concentrates will subsequently be shipped to South Africa for recovery of the diamonds. The diamonds will then be valued in London at The Diamond Trading Company and after that the revenue per tonne modeling will be performed in Johannesburg. Initial results are expected late summer. It is estimated that the bulk sample program will have cost De Beers approximately $10 million.

The larger number of diamonds now available for evaluation purposes will increase the confidence of the revenue modeling and will hopefully positively impact the overall revenue per carat estimates. In addition, the use of the "diamond friendly" flood reverse drilling method will hopefully result in more larger diamonds having been recovered compared to the reverse circulation drilling method used in the 1999 bulk sample. An increase in the number of larger diamonds would very likely have positive impact on diamond values.

If De Beers Canada continues to the feasibility stage, it would cost as much as $30 million to $50 million which De Beers Canada will bear.

The CJ Property

The CJ Property, located in the Mackenzie District of the Northwest Territories, is centred near 63°46' north and 108°30'west,and was the companion property of the AK Property. It is situated between Fletcher Lake to the south, Aylmer Lake to the north, and Lac de Charioit Lake to the east. The property lies 115 kilometers southeast of Lac de Gras, and about 320 kilometers northeast of Yellowknife.

The CJ Property consisted of 102 claims totalling 252,310 acres.

The CJ Property claims substantially lapsed in November 2001 with the remaining CJ Property claims lapsing on August 17, 2002.]

Baffin Island Joint Venture

On July 13, 1998, the Company entered into an option/joint venture agreement with Opus Minerals Inc. ("Opus" – now known as "First Strike Diamonds Inc.") to explore and develop claims held by Opus in the northern end of Baffin Island. In January 1999, Opus acquired prospecting permits to an area consisting of 234,688 acres at the northern end of Baffin Island. A field program was completed during summer 1999 and a total of 294 samples were collected, processed and examined for kimberlitic indicator minerals. The field program resulted in the discovery of five potential kimberlite pipes (the "Discovery Area"). An additional 535,000 acres contiguous to the original permit area were staked bringing the total land package to approximately 775,000 acres.

Under the agreement with Opus, the Company was granted the option to earn a 50% interest in the property by incurring expenditures of $300,000. As of November 24, 1999, expenditures had exceeded this amount so the Company and Opus were operating as 50-50 joint venture partners and joint operators. To March 31, 2000, the Company expended $491,858 in exploration on these claims.

In addition, on September 9, 1999, the Company and Opus announced that four separate kimberlite boulder trains terminating in lakes, kimberlite outcroppings around a lake, and a separate land based kimberlite outcrop had been discovered. The processing of small hand samples returned several microdiamonds. The conclusion from the overall analysis of the indicator minerals recovered from the samples of kimberlite, is that while the kimberlite is diamond bearing, it is unlikely to be of sufficient grade to warrant much more work. Additional work concentrated on other nearby areas on the claims, which have more promising indicator minerals.

A program of follow-up prospecting was carried out during the summer of 2000. While no diamondiferous kimberlites were discovered and no further work is planned by either company at this time, the Company is seeking a partner to continue exploration in the future. The Company's share of this program was approximately $65,000. To March 31, 2001, the Company had expended a total of $556,973 on exploration of these claims. During the fiscal year ended March 31, 2002, the Company's 50% share for the filing fee and related professional services amounted to $2,976.

No work was done during the 2001 summer season. The companies are looking for a joint venture partner to continue the work.

Manitoba Project

On March 20, 2001, a group of seven claims in northeastern Manitoba were acquired. The claims were staked based on the promising report of two prospectors who had indicator mineral data, analysis and airborne magnetics. The Company paid $20,000 for the claims in 2001 and 50,000 shares of Mountain Province Diamonds Inc. were issued on completion of the ground-based magnetics work during the year ended March 31, 2002. A total of $83,030 was spent on staking costs and some initial exploration work (ground based magnetics). Of this amount, $11,597 was reimbursed by the Government of Manitoba. No further work is planned at this time. However, the Company is seeking a partner to further pursue opportunities with this property.

Other Properties

The Company owns other properties, namely, the Ketza River Property and the Molanosa Projects. No work is presently planned for these properties.

Pursuant to the amalgamation of Mountain Glen and Glenmore, the Company's wholly-owned subsidiary, Mountain Glen, acquired mineral properties in Finland.

The principal properties held by Glenmore and its subsidiaries and now, by Mountain Glen, are as set out below. **The Company plans to sell or joint-venture these properties.**

Finland

Glenmore and its subsidiaries held direct interests or rights to acquire interests in two gold properties in Finland: the Haveri Property, and the Sirkka Property. The Haveri Property has been the subject of various reports to Glenmore prepared from time to time by its consulting geologists for internal purposes. The most recent such report for Haveri is dated November 25, 1999. The following discussion of the Haveri Property is based, in part, upon information set forth in such reports. No independent comprehensive geological reports had been commissioned by Glenmore with respect to either of these properties within the last three years. The following discussion of the Sirkka Property is based upon information supplied to Glenmore by the underlying property-interest holder.

Haveri Property

Location, Access and Title

The Haveri Property consists of 14 mineral claims covering in aggregate approximately 2,130 acres. The claims comprising the Haveri Property are located in southern Finland, approximately 175 kilometers north of Helsinki and 35 kilometers northwest of Tampere, Finland's second largest city. Title to the claims is held by Baltic Minerals Finland Oy as bare trustee for the beneficial ownership of Glenmore (now Mountain Glen), pursuant to a written trust agreement between the companies. The claims are subject to a 1% net smelter return royalty in favour of a third party, Oy SES Finland Ltd., over any and all base and precious metal production, and are also subject to a right held by the same third party to receive cash payments, spread over two years upon commencement of commercial production from any mining operation on the Haveri Property or in a defined area immediately surrounding the Property, totalling US$500,000.

The claims currently comprising the Haveri Property had original terms of five years expiring on various dates through to August 5, 2002. All but one claim has been extended for an additional three years and the last claim will be extended in August 2002 for three years. Under Finnish mining law, a claim-holder may make written application to the Ministry of Trade and Industry, prior to the expiry of the claim, for an extension of the claim's expiry date of up to three years. At such time as a claim holder is able to demonstrate the existence of a mineral deposit which is probably exploitable, application may be made to have the claim conceded for mining by conversion to a patented claim. During the period when a claim is in force, the claim-holder must make annual payments to the Finnish government and to the landowner which aggregate 100 FIM per hectare (approximately $23 per hectare) and there is no obligation on the claim-holder to expend any specified minimum amount on exploration activities.

Prior Work History

Within the Haveri Property, a number of areas or zones have been identified, referred to in the following discussion as the Haveri Mine Area (comprising the zone of prior mine operations), Peltosaari, Tombstone, Haveri North and the Casino Bay Zone.

The Haveri Property has been the site of periodic mining for over 250 years, primarily for gold and copper. In the most active part of its history, from 1942 to the early 1960's, a total of 1.5 million tonnes of ore with a recovered grade of 2.8 grams per tonne gold and 0.40% copper was reportedly mined from an open pit glory-hole and relatively-shallow underground workings. The Finnish mining company Outokumpu Oy has previously estimated the mine tailings to be 1 million tonnes containing 1.13 grams per tonne gold and 0.09% copper, and it is believed the actual head grade was between 3.5 and 4 grams per tonne gold and approximately 0.50% copper.

Exploration Conducted by Glenmore

In the period between 1996 and 1998, Glenmore undertook considerable exploration on the Haveri project with Oy SES Finland Ltd. contracted as project managers. Since early 1998, Glenmore has managed its exploration programs at Haveri directly. Primarily as a result of persistent uncertainty and weakness in the resource sector in general and world gold markets in particular, exploration activities since 1998 have been more restrained, focussing primarily on mapping and underground sampling in the mine area, as well as re-interpretation of the existing data.

Since the acquisition of the Haveri property by Glenmore early in 1996, many geophysical surveys have been conducted on the property, including an extensive airborne survey, several ground based surveys (magnetics, VLF, SP and horizontal loop EM) and a number of down-hole surveys.

For reconnaissance purposes, 15 reverse circulation drill holes totalling 1,047 meters were drilled, and in three phases of drilling since 1996 a total of 45 diamond drill holes have been completed totalling approximately 7,950 meters. These were directed at a variety of targets based on both geophysics and geochemistry. A large proportion of these were directed at delineating the Peltosaari zone; most of the balance were reconnaissance in nature with only a few holes drilled in the immediate vicinity of the old Haveri Mine area.

Exploration trenches have been made in three areas: Peltosaari, north-west of the Haveri Mine area and directly west of the Haveri Mine open pit. The trenching to the west of the pit led to further overburden stripping of some 3,800 square meters for detailed mapping.

During latter 1997 and early 1998, the old mine workings were de-watered, enabling some 600 channel samples to be taken from the main drives and a substantial amount of underground mapping to be completed during 1998 and 1999. The mapping data continues to be plotted and analyzed, and the channel samples have not yet been submitted for assay. In latter 1999, having retrieved the information considered necessary for exploration purposes at this time, pumping was ceased and the underground workings are now being allowed to flood again.

Significant effort, particularly during 1998 and 1999, has also been expended analyzing the historical data that has been recovered and correlating it to the results of the exploration programs undertaken by Glenmore directly. This effort has included re-analysis of a significant number of the milled samples from the drilling undertaken during the prior operating period.

At this time, no known body of commercial ore or reserve of proven, probable or possible ore has been identified on the Haveri Property.

Identified Resources

Haveri Mine Area

Resource calculations in the Haveri Mine area have been based primarily on the archival diamond drill-hole data from the period when the mine was active, as well as the re-analyses of milled samples also from this period. An internal study undertaken by Glenmore's consulting geologists to quantify the potential resource in the mineralized zone which includes and extends vertically below the open pit of the Haveri Mine area, using SURPAC modelling software plans, was prepared for 20 meter intervals to a depth of 320 meters. Based on this internal study, the unmined portion of this main mineralised zone is estimated to contain an inferred resource down to 320 meters of approximately 6.6 million tonnes with an in situ grade of 3.5 grams per tonne of gold and 0.50% copper.

In the course of the study, other mineralized zones within the Haveri Mine area were identified. However, due to sparseness in the available data, while the size of such other zones may potentially be significant, it is not yet possible to identify any resource associated with them.

Peltosaari Zone

The Peltosaari Zone was the subject of a significant proportion of the drilling undertaken by Glenmore, as well as a considerable number of historical drill holes. Based on the analysis of this exploration data, internal studies undertaken by Glenmore's consulting geologists, again using SURPAC modelling software, the Peltosaari Zone is estimated to contain the following indicated and inferred resources to a depth of 150 meters, based on a minimum width of 1.5 meters and cut-off grade of 2 grams per tonne:

	UPPER ZONE			**LOWER ZONE**		
	Indicated	*Inferred*	*Total*	*Indicated*	*Inferred*	*Total*
Tonnes	87,609	14,644	102,253	43,972	20,191	64,163
Gold (g/t)	5.18	8.77	5.69	5.80	6.31	5.96

The upper zone has a larger defined resource, although this is largely a function of the greater number of drill intersections in the upper zone (23) compared to the lower zone (9). However, the lower zone remains open both laterally and in the down-plunge direction.

Cautionary Note to U.S. Investors concerning estimate of Measured and Indicated Resources: The Company advises U.S. investors that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognise them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Other Zones

As a result of exploration to date, a number of other zones within the Haveri Property have been identified which are considered to warrant further exploration. These zones have been recognized by a combination of geophysics and a limited number of reconnaissance diamond drill holes, and include the Tombstone Zone, stretching for approximately 700 meters south of the Haveri Mine Area, the Haveri North zone, to the north of the Haveri Mine Area, and the Casino Bay Zone, located approximately 500 meters west-south-west of the Haveri Mine Area. Insufficient data is available at this time, however, to enable the identification of any resource within these other zones.

United States

Glenmore held indirect interests in certain gold properties in California and New Mexico in the United States through an investment in certain convertible loans extended to Klondike Gold Mining Corporation ("Klondike") which, as at March 31, 2002, were convertible into an approximately 73% shareholding in Klondike. The California gold property is known as the Telegraph Property, and the New Mexico gold property is known variously as the Springtime or Panky Property. The following discussions of these properties are based upon information supplied by Klondike.

Telegraph Property

Location, Access and Title

The Telegraph Property consists of 10 hard-rock claims superimposed on 17 placer claims covering an area of approximately 2,025 acres. The claims comprising the Telegraph Property are located in the northern part of the Alleghany-Downieville Gold Mining District in northeastern California, straddling a north trending, lava capped ridge at elevations ranging from 4,800 feet to more than 6,600 feet above sea level. Through a wholly-owned subsidiary, Klondike holds a mining lease with a third party that includes an option to purchase the Property. The payment that would be required to complete the purchase of the Property currently under the lease is approximately US$350,000. The lease provides for various lease payments, minimum advance royalty payments and royalty payments, all of which are creditable towards the purchase price and all of which cease at the time that Klondike completes the purchase of the property.

Prior Work History

The Telegraph Property has been worked since the mid- to latter-1800s, but only sporadically and on a small scale since the early 1900s. A number of adits over 1,000 feet in length were driven into the mountain to develop a braided system of gold bearing underground placer channels as well as veining systems, but with flooding having been a significant limiting historical factor. Nonetheless, by the early 1900s several thousand ounces of placer and hard-rock gold had been taken from the Telegraph workings. Throughout the 1900s, the property has been subjected to a variety of exploration and developments, and numerous geological and interpretational reports have been written by various authors. In the 1930's, efforts were made to commence a hard-rock mining operation, but a series of largely weather-related disasters let to the abandonment of the effort. One of the most significant exploration programs was undertaken from 1970 to 1974 by Apco Oil Co., which conducted extensive drilling, underground development and detailed mapping programs.

Exploration Work Conducted by Klondike

Klondike commenced work on the Property in late 1992 with a small crew, making slow progress and advancing a large 13 feet high by 15 feet wide adit only about 600 feet by 1995 through difficult rock structures. A contract mining crew was brought in subsequently, the adit was downsized to 10 feet by 10 feet and various site and permitting deficiencies were rectified. The driving of the adit on the previously-established placer target was completed in 1997, but the channel was found to be scoured with the remnant patches of gravel containing only limited and uneconomic quantities of gold. Subsequent exploration work has included detailed mapping and selected sampling of the accessible underground workings, a seismic geophysical study, and an extensive review of historical information obtained by Klondike in 1998. Substantial efforts were also directed towards securing the necessary permits and regulatory approvals to enable Klondike to undertake an exploration program that would include drilling of both placer and hard-rock veining targets identified from these recent exploration undertakings. Exploration activities and expenditures were curtailed significantly throughout 1999, and current activities are minimal in nature.

At this time, no known body of commercial ore or reserve of proven, probable or possible ore has been identified on the Telegraph Property.

Identified Resources

Resource calculations regarding the Telegraph Property have been based primarily on the detailed mapping and selected sampling of the accessible underground workings, the seismic geophysical study and the extensive review of historical information conducted over the past three years. With respect to placer deposits, Klondike has identified an inferred resource on the Property of approximately 150,000 cubic yards grading 0.25 fine ounces of gold per cubic yard. It is further believed that channel segments, in a geological sense, can be projected well beyond the established resource block boundaries, though further work is required to determine if the resource size can be increased from such extensions. With respect to the hard-rock potential, Klondike does not have sufficient data on hand to enable a resource to be identified at this time.

Cautionary Note to U.S. Investors concerning estimate of Measured and Indicated Resources: The Company advises U.S. investors that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission dos not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Springtime Property

Location, Access and Title

The Springtime Property consists of 3 patented claims and 113 unpatented claims covering an area of approximately 2,200 acres. The claims comprising the Springtime Property are located in the San Jose Mining District in Socorro County, New Mexico, on land administered by the US Bureau of Land Management, and are bounded to the north by the Apache Kid Wilderness Area. Through a wholly-owned subsidiary, Klondike holds the Property subject to an option agreement with a third party that provides for various payments aggregating US$55,000 until 2002. The Property is subject to a 1% net smelter royalty, also to a third party.

Prior Work History

A high-grade underground gold and silver mine was operated intermittently on the Springtime Property in the 1930's, closing in 1941 with the onset of the Second World War. Since that time, work has been limited to various sampling and geological mapping programs.

Exploration Work Conducted by Klondike

Only limited exploration work has been conducted by Klondike on the Springtime Property to date, primarily involving reviews of historical data, claim surveys and planning for a more comprehensive exploration program that would include mapping, sampling and drilling. Cash-in-lieu payments have been made to the US Bureau of Land Management to retain the unpatented claims in good standing.

At this time, no known body of commercial ore or reserve of proven, probable or possible ore has been identified on the Springtime Property.

Item 5 Operating and Financial Review and Prospects.

A. Operating results.

The following discussion of the financial condition and operating results of the Company should be read in conjunction with the consolidated financial statements and related notes to the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Discussion and analysis set forth below covers the results obtained under GAAP in Canada. A significant difference between Canadian and U.S. GAAP exists with respect to accounting for exploration costs which have been capitalized under Canadian GAAP but generally are required to be expensed under U.S. GAAP when incurred until such time as commercially mineable deposits are determined to exist within a particular property. Material measurement differences between accounting principles generally accepted in Canada and the United States, applicable to the Company, are described in Note 13 to the consolidated financial statements. The discussion below summarizes results of operations in accordance with Canadian GAAP.

Fiscal Year ended March 31, 2002 compared to Fiscal Year ended March 31, 2001

The Company's loss for the fiscal year ended March 31, 2002 ("fiscal 2002") totaled $1,455,881 or $0.03 per share compared to $3,060,072 or $0.07 per share for the fiscal year ended March 31, 2001 ("fiscal 2001"). These losses include the losses of the Company's wholly owned subsidiary Mountain Glen. Mountain Glen's loss for fiscal 2002 was $130,583. During fiscal 2001 Mountain Glen incurred a loss of $1,333,210 which included a write-down of $1,220,211 of various assets, including loans receivables, non-diamond mineral properties and related capital assets acquired by Mountain Glen from Glenmore upon amalgamation with Glenmore.

During fiscal 2002 the Company's interest income was $17,901 compared to $65,826 a year earlier. The decrease was because of lower cash balances available for investment, and lower interest rates.

During fiscal 2002, general and administrative expenses were $1,342,400, down 28% from $1,861,164 in fiscal 2001. The main reasons for reduction in expenses were: (i) the decreased level of investor relations, promotional activities and travel and (ii) the top management accepted significantly lower management and consulting fees for their services. Also, various other cost cutting measures were implemented which resulted in lower professional fees, wages, insurance and rent expenses. During fiscal 2001 the losses from the write-down of former Glenmore's loans receivables, non-diamond mineral properties and related deferred exploration and capital assets were $1,220,211. There was no write-down of any mineral property during fiscal 2002.

For the Rabbit Tracks Diamond property in Manitoba the Company incurred acquisition costs of $29,000 during fiscal 2002 and $20,000 during fiscal 2001. No other property acquisitions were made during fiscal 2002.

During fiscal 2002 the Company spent $53,077 on exploration work in respect of the Rabbit Tracks Diamond project in Manitoba. However, since the Manitoba government reimbursed $11,597, the net cost to the Company was $41,480. During fiscal 2001 the exploration costs in respect of the Rabbit Tracks Diamond Project in Manitoba amounted to $29,953. During fiscal 2002 the exploration costs in respect of Baffin Island property amounted to $2,976 compared to $65,115 during fiscal 2001. De Beers Canada paid all costs for work on and related to the AK-CJ Properties during fiscal 2002 and fiscal 2001.

Fiscal Year ended March 31, 2001 compared to Fiscal Year ended March 31, 2000

The Company's loss for the fiscal year ended March 31, 2001 ("fiscal 2001") totaled $3,060,072 or $0.07 per share compared to $2,074,036 or $0.05 per share for the fiscal year ended March 31, 2000 ("fiscal 2000"). Fiscal 2001 results included a write-down of $1,220,211 of various assets including loans receivables, non-diamond mineral properties and related capital assets acquired by Company's wholly-owned subsidiary Mountain Glen from Glenmore upon amalgamation with Glenmore.

During fiscal 2001 the Company's interest income was $65,826 compared to $144,272 a year earlier. The decrease was because of lower cash balances available for investment.

During fiscal 2001, general and administration expenses were $1,861,164, down 14% from $2,155,208 in fiscal 2000. The main reasons for reduction in expenses were the decreased level of investor relations, promotional activities and travel. Also, various other cost cutting measures were implemented which resulted in lower wages, printing, telephone, insurance, consulting and office expenses. This reduction was offset by increased expenditures of $108,535 incurred by Mountain Glen. This overall reduction was 19% before the $108,535 spent in maintaining the new subsidiary, Mountain Glen. During fiscal 2001 the losses from write-down of former Glenmore's loans receivables, non-diamond mineral properties and related deferred exploration and capital assets were $1,220,211. In comparison, during fiscal 2000 the Maris Property in Nevada, a non-diamond property, was abandoned and its carrying value of $1 was written off.

During fiscal 2001 the Company incurred acquisition costs of $20,000 for Rabbit Tracks Diamond property in Manitoba. During fiscal 2000, acquisition costs in respect of the Baffin Island property of $27,267 were incurred. Also in fiscal 2000, $2,295,000 was received from Monopros Limited (now De Beers Canada Exploration Inc. ("De Beers Canada")) when De Beers Canada exercised its rights to acquire a 51% share in a 3% gross overriding royalty on the AK-CJ Properties and this amount was credited to mineral properties.

During fiscal 2001 exploration costs in respect of the Baffin Island property amounted to $65,115 and in respect of the Rabbit Tracks Diamond Project in Manitoba amounted to $29,953. De Beers Canada paid all costs for the AK-CJ Properties. During fiscal 2000, the Company's share of exploration costs in respect of the AK-CJ Properties aggregated $1,690,373 and amounted to $491,858 in respect of the Baffin Island property.

Trends

There are no major trends which are anticipated to have a material effect on the Company's financial condition and results of operations in the near future. The reduction of expenses is expected to continue, especially in the areas of office expenses and investor relations.

B. Liquidity and capital resources.

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At March 31, 2002, the Company had $585,879 in cash and cash equivalents, compared with $1,082,193 a year earlier. At March 31, 2002 the Company had a working capital position of $339,897 compared to $903,452 a year earlier. The Company had no long-term debt at March 31, 2002 or March 31, 2001. All exploration expenditures in respect of the AK property, the Company's most significant property, are the responsibility of De Beers Canada, the 51% owner of the property.

During fiscal 2002 the Company raised gross proceeds of $949,409 by a private placement of 1,636,912 units to five placees at a price of $0.58 per unit. Each unit comprised one share and one non-transferable share purchase warrant. Each warrant may be exercised to purchase one common share of the Company at a price of $0.58 per share until December 6, 2004. During fiscal 2002 the Company received $18,000 for issuing 30,000 shares upon exercise of a stock option. During fiscal 2001 the Company raised $2,236,480 in two tranches in September and October of 2000. The first tranche of the private placement closed on September 15, 2000, at which time Monopros Limited (now De Beers Canada Exploration Inc.), a wholly-owned subsidiary of De Beers Consolidated Mines Ltd. purchased 1,967,333 units at a price of $0.60 per unit for a total of proceeds of $1,180,400. The second tranche closed on October 25, 2000, at which time three placees purchased 1,760,133 units at a price of $0.60 per unit for a total proceeds of $1,056,080. Each unit consisted of one share and a half warrant. Each whole warrant may be exercised to purchase one common share of the Company at a price of $0.70 per share in the first year and $0.80 per share in the second year.

The Company is likely to continue incurring annual losses until it achieves production from the AK project. There is no assurance that the property will be placed into development or production. In August 2000 De Beers completed a desktop study, which evaluated the cost of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the three main diamond pipes is below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in revenues of approximately 15% to achieve the agreed upon rate. In terms of the agreement between Mountain Province and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was the bulk sample to recover additional diamonds (completed in May 2001). The second component was an aggressive exploration program aimed at adding to the existing resource (completed in June 2001). Any additional kimberlitic discoveries would change the economics of the project and, if of sufficient value, positively impact the modeled rate of return. The exploration program discovered the MZ lake sill complex. Final results and modeled figures from the 2001 bulk sample were encouraging enough for De Beers Canada to commit to another bulk sample in the winter (beginning of 2002). The bulk sample program was completed in April 2002. The management committee also decided to continue with the exploration of the sill complex at MZ Lake during the spring of 2002, as well as do more evaluation work on the Tuzo pipe. The results of all programs should be available in the fourth quarter at which time the management committee will decide how to proceed.

It is anticipated that the cash and cash equivalents on March 31, 2002 provide the Company with sufficient funds until approximately late 2002. The exercise of some outstanding warrants and options, which are currently in the money, could extend that date into 2003.

It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

As at the date of this Annual Report, the Company has 2,625,000 stock options outstanding which are exercisable at prices between $0.60 and $2.30 per share. If all of the stock options were exercised, the Company would receive proceeds of $3,620,450. The Company also has 983,666 warrants outstanding exercisable at $0.80 until Sep. 15, 2002; 880,066 warrants outstanding exercisable at $0.80 until Oct. 24, 2002 and 1,636,912 warrants outstanding exercisable at $0.58 until December 6, 2004. If all the warrants were exercised, the Company would receive proceeds of $2,440,395. If all of the options and warrants were exercised, to which no assurance can be given that all or any will be exercised, these funds would be available to the Company as working capital. Reference is made to Item 6B – Compensation - Incentive Stock Options.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. As described below, significant estimates and assumptions are used in determining the application of the going concern concept and the deferral of costs incurred for mineral properties, deferred exploration and assets held for sale. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for going concern, mineral properties, deferred exploration and assets held for sale are critical accounting policies that affect the significant judgments and estimates used in the preparation of the Company's financial statements.

The Company considers that its mineral properties have the characteristics of property, plant and equipment, and, accordingly defers acquisition and exploration costs under Canadian generally accepted accounting principles. The recoverability of mineral property acquisition and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves and on the future profitable production, or proceeds from disposition, of the Company's properties.

The Company records its assets held for sale at the lower of cost and the estimated net realizable amount of the assets. The estimated recoverable value of assets held for sale is based on the estimated net amount to be realized on the sale of these assets.

Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future recoverability of net amounts to be realized from their assets. Such factors include, but are not limited to, the availability of financing, the identification of economically recoverable reserves, co-venturer decisions and developments, market prices of minerals, the Company's plans and intentions with respect to its assets and other industry and competitor developments.

The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The ability of the Company to continue as a going concern and the recoverability of amounts shown in the consolidated financial statements for mineral properties and deferred exploration is dependent on the ability of the Company to obtain the necessary financing to meet the Company's commitments and liabilities as they become payable, to discover economically recoverable reserves and on the future profitable production, or proceeds from disposition, of the Company's mineral properties. The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the diamonds recovered.

The Company believes that it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable and that economically recoverable reserves will be discovered. The costs of further exploration of the AK claims are being borne by De Beers Canada.

The financial statements do not reflect adjustments that would be necessary if the Company is unable to continue as a going concern. If the going concern assumption is not appropriate for the financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses, and the balance sheet classifications used.

While the Company believes that economically recoverable reserves will be identified, and that the value of the assets held for sale will be recovered, there is no assurance that this will occur. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date and failure to sell the assets held for sale for at least the value stated on the Company's consolidated balance sheet will result in further reported losses.

Effect of Inflation

In the Company's view, at no time during any of the last three fiscal years have inflation or changing prices had a material impact on the Company's sales, earnings or losses from operations, or net earnings.

U.S. Generally Accepted Accounting Principles

U.S. GAAP differs in some respects from Canadian GAAP, as applied to the Company. Reference should be made to Item 3A - Selected Financial Data, and Note 13 to the Consolidated Financial Statements of the Company for a description and quantification of material measurement differences between Canadian GAAP and U.S. GAAP.

Item 6 Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table lists, as of March 31, 2002, the names of the directors and senior management of the Company.

Name	Position with Company	Date of First Appointment	Age
Paul Shatzko	Chairman and Director	Director since December 2, 1986, Chairman since May 22, 1996	68
Jan W. Vandersande	President and Director	May 22, 1996	56
Jesus R. Martinez	Corporate Secretary and Director	Secretary since September 9, 1991, and Director since November 22, 1989.	64
Carl Verley	Director	December 2, 1986	52
David E. Whittle	Director	November 1, 1997	38
D. Harry W. Dobson	Director	November 1, 1997	54
David N. Siegel	Director and Vice-Chairman	July 1, 2000	40
Elizabeth J. Kirkwood	Director	September 21, 2001	52
Jonathan Comerford	Director	September 21, 2001	30
Pradeep Varshney	Chief Financial Officer	July 23, 1998	46

Resumes

The following is a description of the Company's senior management and exploration personnel:

Paul Shatzko, M.D.

Chairman and a director of the Company. He is a resident of British Columbia, Canada. Dr. Shatzko is a graduate of The University of British Columbia Medical School. He received his medical degree in May of 1960. From 1961 to 1966, he practiced as a family physician. From 1966 to 1970, he did a residency in radiology and in November 1970 he received the designation of Diagnostic Radiologist. Since that time, he has, until 1995, been a practicing radiologist in the city of Vancouver. In addition to his work as a physician, Dr. Shatzko has been involved in the mining industry since 1987. From March 2, 1987 to February 1993, he served as the Corporate Secretary and on the Board of Directors of Valpar Resources Inc. From November 10, 1986 until November 2, 1990, he served as the President and on the Board of Directors of Trans-Asian Resources Ltd. From March 4, 1987 until October 12, 1992, he served on the Board of Directors of Excellon Resources Inc. From August 20, 1990 to April 1998, he was the Corporate Secretary and served on the Board of Directors of Gee Ten Ventures Inc. Since April 1998, he has been the President and a director of Gee Ten Ventures Inc. From October 2, 1990 until- March 28, 1992, he served on the Board of Directors of Quattro Resources Ltd. From May 1994 until August 30, 1999, he was a director of Camphor Ventures Inc. and from January 1995 until September 1997, he was a director of Axion Communications Ltd. Since August 1995 he has been a director of Titan Trading Analytics Inc. Since July 30, 1998, he has been a director of Global Sortweb.com. Since May 30, 2001, he has been a director of One Click Ventures Inc.

Jan W. Vandersande, Ph.D.

President, and a director of the Company since November, 1997. He is a U.S. citizen and has a BA from Swarthmore College, a M.Sc. (Physics) from Cornell University and a Ph.D. (Solid State Physics) from the University of the Witwatersrand, South Africa. His thesis was on the properties of natural diamonds. While in South Africa, he worked closely with De Beers Diamond Research Laboratory. He is a former Associate Professor of Physics at Cornell University and the University of the Witwatersrand where he performed research relating to the conductivity of rocks and minerals, including diamonds. He is the author of over 30 published articles, including book contributions, on the properties of natural diamonds and diamond films. He is a former financial and scientific consultant and mining analyst. He has provided financial advice to brokerage firms, money managers and private clients on natural resource companies and commodities. Dr. Vandersande's responsibilities include overseeing the Company's day to day operations, the development of the diamondiferous kimberlites, and the Company's mineral exploration programs.

Jesus R. Martinez, M.Sc., P.Eng.

Secretary, and a Director of the Company since November 1997. He is a resident of British Columbia, Canada. He received a Bachelor of Science Degree in Mining Engineering from the Mapua Institute of Technology in the Philippines in 1961. He received a Bachelor of Science Degree in Geology from the University of the Philippines in 1963. He received a Master of Science Degree in Mining Engineering from McGill University in 1971. Mr. Martinez holds the following professional designations: Professional Engineer granted by the Association of Professional Engineers of British Columbia and Professional Engineer granted by the Association of Professional Engineers and Geophysicists of Alberta. From November of 1986 until November of 1990, he was the Secretary and a member of the Board of Directors of Pacific Falkon Resources Corp. He served as the President and a member of the Board of Directors of Valpar Resources, Inc. from March of 1987 to February 1993. From March of 1987 until October of 1992, he was the Secretary and a member of the Board of Directors of Excellon Resources Inc. and, from April of 1987 to April 1998, he was the President and member of the Board of Directors of Gee-Ten Ventures Inc. Since April 1998, he has been the Secretary and a Director of Gee Ten Ventures Inc. Since December 1995, he has been the Secretary and a director of Golden Fortune Investments Inc.

Carl G. Verley, B.Sc., P. Geol.

A director of the Company since November 1997. He is a resident of British Columbia, Canada. Mr. Verley is a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. From August of 1990 to January 2002, he has served on the Board of Directors of Gee-Ten Ventures Inc. In August of 1991 the Association of Professional Engineers and Geoscientists of British Columbia awarded him the professional designation of Professional Geologist. He has been a self-employed geologist since 1982.

David E. Whittle, B.Com., C.A.

A director of the Company since November 1997. He is a resident of British Columbia, Canada. A Chartered Accountant, Mr. Whittle was associated with Coopers & Lybrand, Chartered Accountants, from 1987 to 1992. Since 1992, Mr. Whittle has served as operator of a financial consulting and chartered accounting practice, and from 1993 to June 2000, was President and director of Glenmore Highlands Inc. and President and director of 444965 B.C. Ltd. From November 1997 to April 1998, Mr. Whittle served as Secretary of the Company. From 1994 to January 1998, Mr. Whittle was CFO and a director of Lytton Minerals Limited. From 1993 to January 1998, Mr. Whittle was CFO, Corporate Secretary and a director of New Indigo Resources Inc.

D. Harry W. Dobson

A director of the Company since November 1997. He is a resident of Scotland. Mr. Dobson was the founder and chairman of American Pacific Mining Company Inc. and a director of Breakwater Resources Ltd. until 1991. Subsequent to 1991, Mr. Dobson served as Deputy Chairman of the Board and a director of Lytton Minerals Limited. He is a former officer and director of 444965 B.C. Ltd.; and served as a director and Chairman of Glenmore Highlands Inc.

David N. Siegel, B.Sc., M.B.A.

Vice-Chairman, and a director of the Company since July 2000. He is a U.S. resident. He obtained a B.Sc. (Applied Mathematics – Economics) from Brown University in 1983 and a Master of Business Administration from Harvard Business School in 1987. From 1983 – 1991, Mr. Siegel was a consultant to Bain & Company, leading project teams for clients in turnaround situations. He has also been a principal of T/S Capital Partners (from 1989 – 1991); Director, Corporate Planning, of Northwest Airlines (from 1991 - 1993); Vice President, Corporate Development, of Continental Airlines (1993 – 1994); Senior Vice President, Planning and Scheduling, of Continental Airlines (1994 – 1995); President, Continental Express, of Continental Airlines (1995 – 1999); President and Chief Operating Officer of the Budget Group (November 1999 – May 2000) and Managing Director, eVolution Global Partners, a venture capital firm based in San Francisco, California, from September 2000 to August, 2001; Chairman and CEO of Avis Rent a Car (September 2001-March 2002); President and CEO of U.S. Airways Group (March 2002 to present).

Elizabeth J. Kirkwood

A director of the Company since September, 2001. She is resident in Ontario, Canada, and a member of the Prospectus and Developers Association. Ms. Kirkwood is President of Kirkwood Resource Developers Ltd (since February 1989), a director and officer of Hucamp Mines Limited (since May, 2001), Oil Springs Energy Corp. (since July, 1973), Cogent Capital Corp. (since February, 1990), First Strike Diamonds Inc. (since October 1995). She is also a director of Intrepid Minerals Corporation (since April 1999) and of Stroud Resources Ltd. (since August, 2000). She has been a past director of Investor Links.com (March 1993-May 2001) and Canada's Choice Spring Water (July 1996-August 1999).

Jonathan Christopher James Comerford, B.A. (Econ.), M.B.S. (Finance)

A director of the Company since September, 2001. Mr. Comerford is resident in Dublin, Ireland. Mr. Comerford obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin, in 1992. Mr. Comerford is Investment Manager at IIU Limited (since August, 1995) and was a Researcher at McKinsey Pacific Rim (from July 1993 to May, 1994).

Pradeep Varshney, M.S., M.B.A.

He has been the Chief Financial Officer of the Company since July 23, 1998. Prior to that he was the Controller of the Company since August 1994. Mr. Varshney received a Master of Science in Chemical Engineering from the University of New Hampshire, USA in 1981. He received a Master of Business Administration from the University of Western Ontario, Canada in 1986.

B. Compensation.

General

The Company has five executive officers: Paul Shatzko, Jan W. Vandersande, Jesus R. Martinez, Pradeep Varshney and David Siegel. For particulars on these executive officers, reference should be made to Item 6A - Directors and Senior Management – Resumes.

The compensation paid to the executive officers and details of management contracts and incentive options granted to the four highest paid executive officers of the Company is detailed in the Company's Management Information Circular under the section entitled "Executive Compensation" prepared for the 2002 Annual General Meeting to be held on September 27, 2002, which is an exhibit to this Annual Report and incorporated herein by reference.

Compensation of directors for their services as directors and on Committees of the board are detailed in the Company's Management Information Circular under the section entitled "Executive Compensation - Compensation of Directors" prepared for the 2002 Annual General Meeting, which is an exhibit to this Annual Report and incorporated herein by reference.

In addition to the foregoing, all of the executive officers of the Company are also entitled to medical and dental benefits, reimbursement of all reasonable business expenses and, from time to time, the grant of stock options (see Item 6B –Compensation - Incentive Stock Options, below).

No plan exists, and no amount has been set aside or accrued by the Company or any of its subsidiaries, to provide pension, retirement or similar benefits for directors and officers of the Company, or any of its subsidiaries.

C. Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next Annual General Meeting of the shareholders of the Company has been scheduled for September 27, 2002.

The Company's board of directors has one committee – the Audit Committee. The members of the Audit Committee do not have any fixed term for holding their positions and are appointed and replaced from time to time by resolution of the board of directors.

The members of the Audit Committee are Paul Shatzko, Carl Verley and David Whittle. The Audit Committee members receive no separate remuneration for acting as such and their appointments are not for any fixed term. Their appointments are not subject to any specific terms of reference.

Two of the directors, Jan W. Vandersande and Paul Shatzko, have entered into a Consulting Agreement and Management Services Agreement, respectively, with the Company. Under the Consulting Agreement dated June 1, 1997 as amended on January 1, 2001 and January 1, 2002, Jan W. Vandersande was paid a remuneration of US$12,000 per month from January 31, 2001 until December 31, 2001, and US$8,000 per month for a period of 12 months commencing January 1, 2002 and ending on December 31, 2002, following which the original monthly remuneration rate of US$14,000 will resume.

Under the Management Services Agreement dated June 1, 1997 as amended on January 1, 2001 and January 1, 2002, Paul Shatzko was paid a remuneration of $9,000 per month from March 30, 2001 until December 31, 2001, and $5,000 per month for a period of 12 months commencing January 1, 2002 and ending on December 31, 2002, following which the original monthly remuneration rate of $14,000 will resume.

Both the Consulting Agreement and Management Services Agreement (as amended) provide for severance amounts of the greater of three times the amount of Dr. Vandersande's or Dr. Shatzko's salary respectively at the date of termination or US$504,000 and $504,000 respectively, in the event of termination without cause, in certain change of control conditions of the Company or if the respective officer ceases to be a director of the Company for any reason provided there is an absence of just cause.

D. Employees.

As at the end of March 31, 2002, the Company had a total of two full-time and two part-time employees. All four employees serve in a management and administration capacity. These employees operate out of the following offices of the Company:

Office Location	Management & Administration	Total
Vancouver, B.C.	3	3
Ontario, CA, USA	1	1
Totals	4	4

De Beers Canada employs personnel who conduct the exploration activities on the AK Property.

E. Share ownership.

The following table sets forth, as of August 1, 2002, the number of the Company's common shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and warrants which are exercisable within 60 days from the above date.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage[13] of Class ([No. of shares, options + warrants held by owner] divided by [total issued and outstanding[12] plus no. of options and warrants held by owner] multiplied by 100)
Common	Paul Shatzko 1268-216th Street Langley, B.C. V2Z 1R2	568,201[1]	0.88%
Common	Jan W. Vandersande 1777 Maywood Avenue Upland, California U.S.A. 91784	405,000[2]	0.63%
Common	Jesus R. Martinez 7645 Kilrea Crescent Burnaby, B.C. V5A 3N8	522,550[3]	0.81%
Common	Carl Verley 5895 Wiltshire Street Vancouver, B.C. V6M 3L7	368,700[4]	0.57%
Common	David E. Whittle 1767 Coldwell Road North Vancouver, B.C. V7G 1P3	339,034[5]	0.53%
Common	D. Harry W. Dobson Lylestane Farm, Lauder Berwickshire, Scotland T2D 6QY	1,670,636[6]	2.55%
Common	David N. Siegel 3750 Georgetown Street Houston, Texas U.S.A. 770055	1,675,000[7]	2.56%
Common	Elizabeth Kirkwood 21 Nesbitt Drive, Toronto Ontario M4W 2G2	50,000[8]	0.08%
Common	Jonathan Comerford 12 Obelisk Rise, Blackrock Co. Dublin, Ireland	Nil[9]	Nil

Title of Class	Name and Address of Beneficial Owner	Amount and Nature	Percentage[13] of Class ([No. of shares, options + warrants held by owner] divided by [total issued and outstanding[12] plus no. of options and warrants held by owner] multiplied by 100)
Common	Pradeep Varshney 6435 Cypress Street Vancouver, B.C. V6M 3S4	265,000[10]	0.41%
Common	Officers and Directors as a Group	5,864,121[11]	8.41%

(1) Includes 143,201 shares and nil warrants (exercisable presently or within 60 days) and 425,000 options (exercisable presently or within 60 days). 100,000 options are exercisable at a price of $2.25 per share and expire on February 1, 2004. 100,000 options are exercisable at a price of $0.60 per share and expire on January 23, 2006. 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006. 25,000 options are exercisable at a price of $0.67 per share and expire on December 21, 2006.

(2) Includes 50,000 shares and nil warrants (exercisable presently or within 60 days) and 355,000 options (exercisable presently or within 60 days). 100,000 options are exercisable at a price of $2.25 per share and expire on February 1, 2004. 30,000 options are exercisable at a price of $0.60 per share and expire on January 23, 2006. 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006. 25,000 options are exercisable at a price of $0.67 per share and expire on December 21, 2006.

(3) Includes 315,850 shares and nil warrants (exercisable presently or within 60 days) and 206,700 options (exercisable presently or within 60 days). 6,700 options are exercisable at a price of $2.25 per share and expire on February 1, 2004. 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(4) Includes 162,000 shares and nil warrants (exercisable presently or within 60 days) and 206,700 options (exercisable presently or within 60 days). 6,700 options are exercisable at a price of $2.25 per share and expire on February 1, 2004. 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(5) Includes 5,734 shares and nil warrants (exercisable presently or within 60 days) and 333,300 options (exercisable presently or within 60 days). 133,300 options are exercisable at a price of $2.25 per share and expire on February 1, 2004. 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(6) Includes 1,164,923 shares and 172,413 warrants (exercisable presently or within 60 days) and 333,300 options (exercisable presently or within 60 days). 133,300 options are exercisable at a price of $2.25 per share and expire on February 1, 2004. 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 100,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(7) Includes 1,350,000 shares and nil warrants (exercisable presently or within 60 days) and 325,000 options (exercisable presently or within 60 days). 200,000 options are exercisable at a price of $0.60 per share and expire on January 23, 2006. 100,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 25,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006.

(8) Includes nil shares and nil warrants (exercisable presently or within 60 days) and 50,000 options (exercisable presently or within 60 days). 50,000 options are exercisable at a price of $0.67 per share and expire on December 21, 2006.

(9) Includes nil shares and nil warrants (exercisable presently or within 60 days) and nil options (exercisable presently or within 60 days).

(10) Includes nil shares and nil warrants (exercisable presently or within 60 days) and 265,000 options (exercisable presently or within 60 days). 40,000 options are exercisable at a price of $2.30 per share and expire on September 16, 2002. 100,000 options are exercisable at a price of $1.01 per share and expire on May 7, 2006. 50,000 options are exercisable at a price of $1.25 per share and expire on May 11, 2006. 50,000 options are exercisable at a price of $1.50 per share and expire on May 11, 2006. 25,000 options are exercisable at a price of $0.67 per share and expire on December 21, 2006.

(11) Includes 3,191,708 shares and 172,413 warrants (exercisable presently or within 60 days) and 2,500,000 options (exercisable presently or within 60 days).

(12) Includes shares of the Company held by Mountain Glen.

(13) The calculation does not include stock options that are not exercisable presently or within 60 days.

Item 7 Major Shareholders and Related Party Transactions.

A. Major shareholders.

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

The Company's issued and outstanding capital is 63,883,100 shares which includes the 16,015,696 shares acquired by its wholly-owned subsidiary, Mountain Glen, as a result of the arrangement between the Company and Glenmore effected as of June 2000. These 16,015,696 shares are anticipated to be cancelled in due course and are required by law to be disposed of by June 30, 2005. If these shares are cancelled, the issued and outstanding capital of the Company as at the date of filing of this Annual Report would be 47,867,404 shares.

The following table shows, to the best knowledge of the Company, the number (as at August 1, 2002) and percentage of shares, warrants and options held by the Company's major shareholders, which percentages are calculated by reference to the 63,883,100 shares and 47,867,404 shares respectively on a partially diluted basis.

Name of Shareholder	No. of Shares Held	Percentage out of 63,883,100 issued and outstanding share capital	Percentage out of 47,867,404 issued and outstanding share capital
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	12,193,896 shares, and 1,059,534 warrants	17.182%	21.684%
De Beers Canada Exploration Ltd. (formerly Monopros Limited)	2,176,977 shares, and 983,666 warrants	4.714%	6.603%
Mountain Glen	16,015,696 (1)	25.07%	-

(1) Mountain Glen is prohibited from voting these shares both under section 159 of the British Columbia *Company Act* and section 31(3) of the Alberta *Business Corporations Act*. It is anticipated that the Company and Mountain Glen will effect a further reorganization in due course to cancel these shares. Under the Alberta *Business Corporations Act*, the Company is required to cause Mountain Glen to dispose of those shares by June 30, 2005.

Major shareholders of the Company do not have any special voting rights.

Of the major shareholders, De Beers Canada increased its shareholdings from 209,644 shares and 209,644 warrants to 2,176,977 shares and 983,666 warrants in the last three years. Bottin (International) Investments Ltd. and Mountain Glen became shareholders of the Company subsequent to the Arrangement with Glenmore effected on June 30, 2000 and held no securities in the Company prior to that date. Their current securities holdings are as shown in the above table.

B. Related party transactions.

The Company is not directly or indirectly controlled by any enterprise and does not control, directly or indirectly, any other enterprises other than its subsidiaries listed under Item 4A. Bottin (International) Investments Ltd., which is controlled by Dermot Desmond, has significant influence over the Company as its largest single shareholder: see Item 7A – Major shareholders, above.

Key management personnel of the Company are Paul Shatzko, who is Chairman, Jan Vandersande, who is President, David N. Siegel, who is Vice-Chairman, Jesus R. Martinez, who is Secretary, and Pradeep Varshney, who is Chief Financial Officer, of the Company. Paul Shatzko, Jan Vandersande, David N. Siegel and Jesus R. Martinez are also directors of the Company. See Item 6B – Compensation.

Of such key management personnel, only Jan W. Vandersande and Paul Shatzko have a Consulting Agreement and a Management Services Agreement with the Company respectively. See Item 10C – Material Contracts and Item 6C – Board Practices.

There are no debts owing directly or indirectly to the Company or its subsidiaries by any director or officer of the Company.

During the year ended March 31, 2001, the Company paid $100,000 for cessation of employment with Glenmore to David Whittle, a director of the Company, as a result of the acquisition of Glenmore.

As of March 31, 2002, the Company owed $99,036 to Harry W. Dobson, a director of the Company.

For further particulars on related party transactions, see note 11 to the Company's Consolidated Financial Statements for the years ended March 31, 2002, 2001 and 2000, which are incorporated by reference.

C. Interests of experts and counsel.

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this sub-item.

Item 8 Financial Information.

A. Consolidated Statements and Other Financial Information.

Exhibited hereto are audited consolidated financial statements prepared by the Company and accompanied by an audit report as at March 31, 2002 and 2001 and for the fiscal years ended March 31, 2002, 2001 and 2000.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B. Significant Changes.

There have been no significant changes since March 31, 2002.

Item 9 The Offer and Listing.

The common shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on January 22, 1999. The Company's shares were delisted from the Vancouver Stock Exchange ("VSE", now known as the TSX Venture Exchange and before that, the Canadian Venture Exchange ("CDNX")) on January 31, 2000 and from the Nasdaq Smallcap Market on September 29, 2000. The Company's shares also trade on the NASD's OTC-Bulletin Board ("NASD OTCBB") under the symbol "MPVI".

The following tables set forth the reported high and low prices on the TSX and/or the VSE (combined for the periods when the Company was listed on both the TSX and the VSE), and for Nasdaq, for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2002, and for the most recent six months.

High and Low Prices for the Five Most Recent Fiscal Years				
Fiscal Year ended	TSX/VSE (1)		NASDAQ (2) / NASD OTCBB	
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
March 31, 2002	$1.50	$0.44	$1.08	$0.27
March 31, 2001	$1.21	$0.37	$1.34	$0.22
March 31, 2000	$4.20	$1.15	$2.81	$0.75
March 31, 1999	$5.60	$1.30	$3.89	$0.81
March 31, 1998	$6.75	$2.20	$4.75	$1.50

(1) The Company delisted from the VSE (now known as the TSX Venture Exchange and prior to that, as the CDNX) effective January 31, 2000. The Company listed its shares on the TSX on January 22, 1999. The Company was listed on both the TSX and the VSE for the period January 22, 1999 to January 31, 2000.

(2) Until September 29, 2000 only. The Company's shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the NASD OTCBB.

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the first Quarter of 2002				
	TSX/VSE (1)		NASDAQ (2) / NASD OTCBB	
Period Ended:	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
June 30, 2002	$0.87	$0.69	$0.58	$0.45
March 31, 2002	$0.94	$0.65	$0.61	$0.41
Dec. 31, 2001	$0.80	$0.44	$0.51	$0.27
Sept. 30, 2001	$1.50	$0.58	$0.95	$0.38
June 30, 2001	$1.80	$0.60	$1.08	$0.36

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years and For the first Quarter of 2002				
	TSX/VSE [1]		NASDAQ [2] / NASD OTCBB	
Period Ended:	**High (CDN$)**	**Low (CDN$)**	**High (US$)**	**Low (US$)**
March 31, 2001	$0.98	$0.46	$0.66	$0.30
Dec. 31, 2000	$0.70	$0.37	$0.33	$0.22
Sept. 30, 2000	$1.04	$0:55	$0.78	$0.34
June 30, 2000	$1.21	$0.57	$1.34	$0.41

(1) The Company delisted from the CDNX (formerly VSE) effective January 31, 2000. The Company listed its shares on the TSX on January 22, 1999. The Company was listed on both the TSX and the VSE for the period January 22, 1999 to January 31, 2000.

(2) Until September 29, 2000 only. The Company's shares were listed on the Nasdaq Smallcap Market on May 1, 1996 and delisted from the Nasdaq Smallcap Market on September 29, 2000, at which time they commenced trading on the NASD OTCBB.

High and Low Closing Prices for the Most Recent Six Months				
	TSX (CDN$)		NASD OTCBB (US$)	
Month Ended	**High**	**Low**	**High**	**Low**
February 28, 2002	$0.89	$0.65	$0.59	$0.41
March 31, 2002	$0.90	$0.70	$0.54	$0.42
April 30, 2002	$0.87	$0.77	$0.58	$0.48
May 31,2002	$0.85	$0.69	$0.55	$0.45
June 30, 2002	$0.81	$0.72	$0.53	$0.46
July 31, 2002	$0.81	$0.62	$0.52	$0.39

On March 28, 2002 (being the last trading day for the year ended March 31, 2002), the closing price of the Common Shares on the TSX was $0.84 per share and on August 1, 2002, the closing price of the Common Shares on the TSX was $0.80 per share. The closing price on August 1, 2002 on the NASD OTCBB was US$0.42 per share.

To the best of the Company's knowledge, as of July 8, 2002, 12,484,394 Common Shares were held by 73 registered holders in the United States. The Company's shares are quoted on the over-the-counter (OTC) Bulletin Board pursuant to Rule 6530(a) of the NASD's OTC Bulletin Board Rules under the symbol "MPVI". The Common Shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

Item 10 Additional Information.

A. Share capital.

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

B. Memorandum and articles of association.

Incorporation

The Company was amalgamated in British Columbia under incorporation number 553442 on November 1, 1997 under the name of Mountain Province Mining Inc. The Company changed its name to Mountain Province Diamonds Inc. on October 16, 2000.

The Company is also registered as an extra-territorial corporation in the following provinces or territories of Canada: the Yukon Territory (Corporate Access no. 26368, on February 19, 1998, amended November 9, 2000 for the name change), Northwest Territories (Registration no. E 6486, on February 25, 1998, amended October 16, 2000 for the name change), Saskatchewan (Corporation no. 621496, on February 18, 1998, amended October 25, 2000 for the name change), Alberta (Corporate Access no. 217731785, on March 6, 1998, amended November 7, 2000 for the name change), and Manitoba (Corporation no. 4423330, on August 9, 2001).

The Company does not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers, functions and qualifications of Directors

The powers and functions of the directors are set forth in the British Columbia *Company* Act and in the Articles of the Company. With respect to the voting powers of directors, the Articles provide that, in respect of an existing or proposed contract or transaction with the Company, where a duty or interest might be created to conflict with a director's duty or interest as a director, the director shall declare the nature and extent of his interest in accordance with the provisions of the British Columbia *Company Act.* The Articles also provide that a director shall not vote in respect of any contract or transaction with the Company in which he is interested and if shall do so, his vote shall not be counted, but this prohibition does not apply to:

(i) any contract or transaction relating to a loan to the Company guaranteed by the director of entity in which he has an interest;

(ii) any contract or transaction made with a corporation of which the director is a director;

(iii) any contract by a director to subscribe for shares or debentures of the Company or its subsidiaries, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, directly or indirectly interested in such contract, arrangement or transaction;

(iv) determining the remuneration of the directors;

(v) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(vi) the indemnification of any director or officer by the Company.

The circumstance that a director is, in any way, directly or indirectly, interested in a proposed contract or transaction, or a contract or transaction, with the Company does not invalidate the contract or transaction, but on application of the Company or any interested person, the court may enjoin the Company from entering into the proposed contract or transaction, or set aside the contract or transaction or make any other order that the court considers appropriate.

The *Company Act* also provides that a director is liable to account for any profit made from the transaction unless disclosure of his interest had been made and the director abstained from voting on the approval of the transaction.

(a) Subject to the provisions of the *Company Act*, the directors may vote compensation to themselves or any members of their body.

(b) There are no limitations on the exercise by the board of directors of its borrowing powers on the credit or on behalf of the Company.

(c) There are no provisions for the retirement or non-retirement of directors under an age limit.

(d) There is no requirement for any director to hold any shares in the Company.

Rights and Restrictions attached to Shares

As all of the Company's authorized and issued shares are of one class, there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect of the declaration and receipt of dividends, the rights to share in any profits or surplus on liquidation, dissolution or winding up of the Company. Each share has attached to it one non-cumulative vote. However, it should be noted that, pursuant to the amalgamation with Glenmore, Mountain Glen acquired 16,015,696 MPV Shares. Because Mountain Glen is a wholly-owned subsidiary of the Company, it is prohibited from voting these shares both by the Alberta *Business Corporations Act* and the British Columbia *Companies Act*. It is expected that the shares held by Mountain Glen in the Company will be cancelled in due course, pursuant to a further re-organization between the Company and Mountain Glen. Under the Alberta *Business Corporations Act*, the Company is required to cause Mountain Glen to dispose of those shares by June 30, 2005.

Alteration of Share Rights

To alter the rights of holders of issued shares of the Company, such alteration must be approved by the majority vote of not less than three-quarters of the votes cast by shareholders voting in person or by proxy at a meeting of the shareholders of the Company.

Annual General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. The directors may also convene a general meeting of shareholders at any time. There are no provisions in the Company's Articles for the requisitioning of special meetings by shareholders. However, the British Columbia *Company Act* provides that the holders of not less than 5% of the issued shares of the Company may requisition the directors to call a general meeting of the shareholders for the purposes stated in the requisition. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

There are no limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in the Company's Articles that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate re-structuring of the Company.

Share Ownership Reporting Obligations

There are no provisions in the Company's articles requiring share ownership to be disclosed. The securities laws of the Province of British Columbia and other provinces in Canada having jurisdiction over the Company require disclosure of shareholdings by:

(a) insiders who are directors or senior officers of the Company; and

(b) a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of British Columbia than in the United States where United States law prescribes a 5% threshold for ownership disclosure.

C. Material contracts.

The following is a list of material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company or any other member of the group.

1. Arrangement Agreement between MPV and Glenmore dated May 10, 2000.

2. Subscription Agreement between the Company and Monopros dated September 7, 2000 for the purchase by Monopros of 1,967,333 units of the Company at a price of $0.60 per unit. Each unit consisted of one common share and one-half of a non-transferable share purchase warrant exercisable for a period of two years at a price of $0.70 per share in the first year and $0.80 per share in the second year.

3. Subscription Agreement between the Company and Dhunn-Carr Hedge Fund LP dated September 30, 2000 for the purchase by Dhunn-Carr Hedge Fund LP of 250,000 units of the Company at a price of $0.60 per unit. Each unit consisted of one common share and one-half of a non-transferable share purchase warrant

exercisable for a period of two years at a price of $0.70 per share in the first year and $0.80 per share in the second year.

4. Subscription Agreement between the Company and Desmond Sharkey dated September 30, 2000 for the purchase by Desmond Sharkey of 253,133 units of the Company at a price of $0.60 per unit. Each unit consisted of one common share and one-half of a non-transferable share purchase warrant exercisable for a period of two years at a price of $0.70 per share in the first year and $0.80 per share in the second year.

5. Subscription Agreement between the Company and Bottin (International) Investments Limited dated September 30, 2000 for the purchase by Bottin (International) Investments Limited of 1,257,000 units at a price of $0.60 per unit. Each unit consisted of one common share and one-half of a non-transferable share purchase warrant exercisable for a period of two years at a price of $0.70 per share in the first year and $0.80 per share in the second year.

6. Mineral Claims Agreement dated January 20, 2001 between the Company and each of Eric Craigie and Paul W. Pitman (the "Vendors") relating to the Company's acquisition of certain mineral claims in Manitoba from the Vendors.

   In consideration of transfers by the Vendors of the mineral claims staked by them, the Company will:

   (a) pay $10,000 plus GST to each of the Prospectors upon receipt of the Transfers;

   (b) issue 25,000 Company shares to each of the Prospectors upon the completion of ground magnetics works to be performed by the Company on the Claims and receipt of all results;

   (c) if the Company then proceeds with a drilling program in accordance with the terms of the Agreement and decides to proceed with a mini-bulk sample, issue an additional 100,000 shares to each of the Prospectors;

   (d) if the Company decides to proceed to a major bulk sample, issue an additional 50,000 shares to each of the Prospectors; and

   (e) if the Company decides to proceed with a feasibility study, issue an additional 100,000 shares to each of the Prospectors.

   In total, the Company may issue up to 550,000 shares to the Prospectors.

7. Amendment Agreement dated January 1, 2001 between the Company and Jan W. Vandersande, amending the Consulting Agreement dated June 1, 1997 between the same parties, pursuant to which the Company granted Dr. Vandersande an option to purchase up to 60,000 common shares at a price of $0.60 per share for a term of five years in consideration of the monthly remuneration rate being reduced from US$14,000 to US$12,000 for a period of one year. The severance payment was also amended to US$504,000.

8. Amendment Agreement dated January 1, 2001 between the Company and Paul Shatzko amending the Management Services Agreement between the same parties dated June 1, 1997, pursuant to which the Company granted Dr. Shatzko an option to purchase up to 100,000 common shares at a price of $0.60 per share for a term of five years in consideration of the monthly remuneration rate being reduced from $14,000 per month to $9,000 for a period of one year. The severance payment was also amended to $504,000.

9. Subscription Agreements relating to a private placement (announced November 12, 2001) for a total of 1,636,912 units at a price of $0.58 per unit which raised total gross proceeds of $949,408. Each unit comprised one share and one non-transferable share purchase warrant exercisable to purchase one common share of the Company at a price of $0.58 for a period of three years.

10. Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko pursuant to which the Management Services Agreement dated June 1, 1997 and the first Amendment Agreement dated January 1, 2001 between the same parties were amended. The amendments provide for the Company to grant Dr. Shatzko an option to purchase up to 25,000 shares of the Company for a term of five years at a price to be determined by the Board. The remuneration of Dr. Shatzko was also amended so that Dr. Shatzko would be paid:

    (a) at the rate of $14,000 per month for a period of 45 months commencing on the Effective Date and ending February 28, 2001;

    (b) at the rate of $9,000 per month for a period of 10 months commencing on March 1, 2001 and ending on December 31, 2001;

    (c) at the rate of $5,000 per month for a period of 12 months commencing on January 1, 2002 and ending on December 31, 2002; and

    (d) thereafter at the rate of $14,000 commencing on January 1, 2003.

    The severance amount payable was amended to an amount equal to the greater of:

    (a) three times the amount of Dr. Shatzko's annual salary at the date of termination, and

    (b) $504,000.

11. Second Amendment Agreement dated January 1, 2002, between the Company and Jan W. Vandersande pursuant to which the Consulting Agreement dated June 1, 1997 and the first Amendment Agreement dated January 1, 2001 between the same parties were amended. The amendments provide for the Company to grant Dr. Vandersande an option to purchase up to 25,000 shares of the Company for a term of five years at a price to be determined by the Board. The remuneration of Dr. Vandersande was also amended so that Dr. Vandersande would be paid:

    (a) at the rate of US $14,000 per month for a period of 43 months commencing on the Effective Date and ending on December 31, 2000;

(b) at the rate of US $12,000 per month for a period of 12 months commencing on January 1, 2001 and ending on December 31, 2001;

(c) at the rate of US $8,000 per month for a period of 12 months commencing on January 1, 2002 and ending on December 31, 2002; and

(d) thereafter at the rate of US $14,000, commencing on January 1, 2003.

The severance amount payable was amended to an amount equal to the greater of:

(a) three times the amount of Dr. Vandersande's annual salary at the date of termination, and

(b) US $504,000.

D. Exchange controls.

<u>Exchange Controls and Investment Canada Act</u>

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item 10E., Taxation".

The Investment Canada Act (the "Act"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2002 WTO Review Threshold is $218,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of $218,000,000 (in 2002) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada's ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

E. Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the *Income Tax Act* (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by the Company or people acting on its behalf. The Company is liable for the amount of the tax, penalties and interest if it fails to so withhold. The taxpayer is liable in any event if the Company fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. One-half of a capital gain is included in income and taxed at ordinary rates. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

If a share of common stock of the Company is disposed of to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend. In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of untaxed dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and the corporation (together with corporations, persons and other entities, with whom the corporation was not dealing at arm's length) did not own more than five percent of the shares of any class of the corporation from which the dividend was received at the time the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of the Company will only be taxable Canadian property if at any time in the 60 months immediately preceding the disposition, 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm's length. In any event, the Company believes the Convention will generally relieve United States residents from liability for Canadian tax on capital gains derived from a disposition of the shares if the shares would qualify as "taxable Canadian property".

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation--Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own tax advisors about the U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a "functional currency" other than the U.S. dollar, (x) holders of common shares of the Company who are subject to the alternative minimum tax, (xi) holders who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) holders who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that is a holder of common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) holders who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares. (See more detailed discussion at "Disposition of Common Shares of the Company" below).

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30.5% (which rate is scheduled for periodic reduction) of any payments to a holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. **U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company's common shares.**

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. **The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.**

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss, subject to limitations, may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that such 10% Shareholders would generally (i) be treated as having received a current distribution of the Company's "Subpart F income," and also (ii) be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in U.S. property. The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a PFIC with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion and U.S. Holders are urged to consult with their own tax counsel with respect to how the CFC rules impact their tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended March 31, 2002, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" above).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Each U.S. Holder of common shares of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation, including the advisability of and procedure for making a QEF election or a mark-to-mark election.

F. Dividends and paying agents.

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

G. Statement by experts.

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

H. Documents on display.

Any of the documents referred to above can be viewed at the offices of the Company's solicitors, Campney & Murphy, at Suite 2100, 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3. All of the documents referred to above are in English.

I. Subsidiary Information.

Not applicable.

Item 11 Quantitative and Qualitative Disclosures About Market Risk.

The Company owns shares of other listed companies. These shares were valued at $32,392 on March 31, 2002, and are listed under current assets on the Company's balance sheet as "Marketable Securities".

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

As the Company is in the exploration stage, it presently has no activities related to derivative financial instruments or derivative commodity instruments.

The financial results are quantified in Canadian dollars. In the past, the Company has raised equity funding through the sale of securities denominated in Canadian dollars, and the Company may in the future raise additional equity funding or financing denominated in Canadian dollars. The Company currently does not believe it currently has any materially significant market risks relating to operations resulting from foreign exchange rates. However, if the Company enters into financing or other business arrangements denominated in currency other than the Canadian or United States dollar, variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.

The Company currently has no long-term debt obligations. The Company does not use financial instruments for trading purposes and is not a party to any leverage derivatives. In the event the Company experiences substantial growth in the future, the Company's business and results of operations may be materially effected by changes in interest rates and certain other credit risk associated with the Company's operations.

Item 12 Description of Securities Other than Equity Securities.

This Form 20-F is being filed as an annual report and, as such, there is no requirement to provide information under this sub-item.

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies.

There are none.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds.

There are none.

Item 15 [Reserved]

Item 16 [Reserved]

PART III

[See General Instruction E(c)]

Item 17 Financial Statements.

The Company's consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Material measurement differences between GAAP in Canada and GAAP in the United States applicable to the Company, are described in Note 13 to the Consolidated Financial Statements.

The financial statements and notes thereto as required under Item 17 are attached hereto, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of KPMG LLP, Chartered Accountants, is included herein immediately preceding the financial statements.

For audited financial statements for Fiscal 2002, Fiscal 2001 and Fiscal 2000, please see Item 19 below.

Item 18 Financial Statements.

Not Applicable.

Item 19 Exhibits

Financial Statements

The Consolidated Financial Statements of the Company and exhibits listed below are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Financial Statements of the Company for the years ended March 31, 2002 and 2001 filed with Canadian Securities Regulators on Sedar under "Audited Annual Financial Statements – English" and incorporated herein by reference.

The following financial statements are attached (as Appendix "F") to and form a part of this report filed with the SEC:

Consolidated Financial Statements of the Company	*Page No.*
Auditors' Report.	-
Comments by Auditor for U.S. Readers on Canada – U.S. Reporting Difference.	
Consolidated Balance Sheets as of March 31, 2002 and 2001.	1
Consolidated Statements of Operations and Deficit for the years ended March 31, 2002, 2001 and 2000.	2
Consolidated Statements of Cash Flows for the years ended March 31, 2002, 2001 and 2000.	3-4
Notes to the Consolidated Financial Statements.	5-25

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit		*Page No.*
1.1	Memorandum and Articles of the Company.	*
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	***
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	**
1.4	Arrangement agreement between the Company and Glenmore Highlands dated May 10, 2000.	***
4.1	Directors' and Officers' Indemnity Agreements dated May 31, 1999 between the Company and the following persons: Dr. Paul Shatzko, David E. Whittle, Dr. Jan W. Vandersande, Pradeep Varshney, Carl Verley, D.H.W. Dobson and Jesus R. Martinez.	*
4.2	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	*
4.3	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	*
4.4	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	*

Exhibit		*Page No.*
4.5	Subscription Agreement between the Company and Monopros dated September 7, 2000.	*
4.6	Subscription Agreement between the Company and Dhunn-Carr Hedge Fund LP dated September 30, 2000.	*
4.7	Subscription Agreement between the Company and Desmond Sharkey dated September 30, 2000.	*
4.8	Subscription Agreement between the Company and Bottin (International) Investments Limited dated September 30, 2000.	*
4.9	Amendment Agreement dated January 1, 2001 between the Company and Jan Vandersande amending the Consulting Agreement dated June 1, 1997.	*
4.10	Amending Agreement dated January 1, 2001 between the Company and Paul Shatzko amending the Management Services Agreement dated June 1, 1997.	*
4.11	Mineral Claims Agreement dated January 20, 2001 between the Company and each of Eric Craigie and Paul W. Pitman.	*
4.12	Form of Subscription Agreement for the private placement described in item 9 of "Material Contracts".	E1-16
4.13	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	E17-19
4.14	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	E20-22
8.1	See list of subsidiaries on page 10-11 of this Annual Report.	
10.1	Management Information Circular for 2002 AGM	E23-42

* Previously filed and incorporated by reference.

** Previously filed under cover of Form 6K dated June 2, 2000 and incorporated by reference.

*** Attached as Appendix A to the Joint Information Circular of the Company and Glenmore Highlands Inc. which information circular was previously filed under cover of Form 6K dated June 2, 2000, and incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mountain Province Diamonds Inc.
(Company)

"Jan W. Vandersande"
(Signature)*

Jan W. Vandersande
President and Director

Date:

19 August, 2002

*Print the name and title of the signing officer under this signature.

APPENDIX "F"

CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

Consolidated Financial Statements
(Expressed in Canadian dollars)

MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Years ended March 31, 2002, 2001 and 2000

KPMG LLP
Chartered Accountants
Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT

To the Board of Directors
Mountain Province Mining Inc.

We have audited the consolidated balance sheets of Mountain Province Mining Inc. as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended March 31, 2002 and 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended March 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada
July 12, 2002

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the directors dated July 12, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants

Vancouver, Canada
July 12, 2002

MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

March 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 585,879	$ 1,082,193
Accounts receivable	38,679	32,499
Marketable securities (note 4)	32,392	36,260
Advances and prepaid expenses	7,192	55,914
Total current assets	664,142	1,206,866
Assets held for sale (note 5)	100,000	100,000
Mineral properties (note 6)	1,628,822	1,599,822
Deferred exploration (note 6)	31,492,926	31,448,470
Capital assets (note 7)	61,274	77,647
Total assets	$ 33,947,164	$ 34,432,805
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 213,209	$ 202,944
Due to related party (note 11)	99,036	95,110
Taxes payable	12,000	5,360
Total current liabilities	324,245	303,414
Shareholders' equity:		
Share capital (note 8)	53,470,446	52,521,037
Deficit	(19,847,527)	(18,391,646)
Total shareholders' equity	33,622,919	34,129,391
Total liabilities and shareholders' equity	$ 33,947,164	$ 34,432,805

Nature of operations (note 1)
Contingencies (note 9)
Commitments (note 10)

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001 and 2000

	2002	2001	2000
Revenue:			
Interest	$ 17,901	$ 65,826	$ 144,272
Expenses:			
Amortization	19,357	29,508	26,601
Capital taxes	(15,600)	(7,247)	11,770
Interest and bank charges	2,344	4,347	2,593
General and administration	1,342,400	1,861,164	2,155,208
Property evaluation and maintenance	108,197	10,000	-
Gain on sale of marketable securities	-	(19,135)	-
Loss from write-down of marketable securities	3,868	11,314	3,920
Loss from write-down of assets held for sale (note 5)	-	1,220,211	-
Loss from write-off of mineral properties and related deferred exploration	-	-	1
	1,460,566	3,110,162	2,200,093
Loss before income taxes	(1,442,665)	(3,044,336)	(2,055,821)
Income tax expense	13,216	15,736	18,215
Loss for the year	(1,455,881)	(3,060,072)	(2,074,036)
Deficit, beginning of year	(18,391,646)	(15,331,574)	(13,257,538)
Deficit, end of year	$ (19,847,527)	$ (18,391,646)	$ (15,331,574)
Basic and diluted loss per share	$ (0.03)	$ (0.07)	$ (0.05)
Weighted average number of shares outstanding	46,734,442	44,186,062	42,454,092

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001 and 2000

	2002	2001	2000
Cash provided by (used in):			
Cash flows provided by (used in) operating activities:			
Loss for the year	$ (1,455,881)	$ (3,060,072)	$ (2,074,036)
Items not involving cash:			
Amortization	19,357	29,508	26,601
Shares received on demutualization of insurer	-	-	(44,773)
Gain on sale of marketable securities	-	(19,135)	-
Loss from write-down of marketable securities	3,868	11,314	3,920
Loss from write-down of assets held for sale	-	1,220,211	-
Loss from write-off of mineral properties and related deferred exploration	-	-	1
Changes in non-cash operating working capital:			
Accounts receivable	(6,180)	55,893	33,041
Advances and prepaid expenses	48,722	(37,366)	2,934
Accounts payable and accrued liabilities	10,265	(581,620)	166,202
Due to related party	3,926	(137,003)	-
Taxes payable	6,640	(9,640)	-
Cash flows used in operating activities	(1,369,283)	(2,527,910)	(1,886,110)
Cash flows provided by (used in) investing activities:			
Deferred exploration costs	(44,456)	(182,541)	(2,182,231)
Purchase of capital assets	(3,772)	(16,053)	(6,655)
Proceeds on sale of capital assets	788	-	-
Amalgamation costs	-	(402,931)	(122,273)
Proceeds on sale of marketable securities	-	63,908	-
Advances to Klondike Gold Mining Corp.	-	(60,630)	-
Mineral properties	-	(20,000)	2,267,733
Cash received on acquisition of Glenmore Highlands	-	11,102	-
Cash flows used in investing activities	(47,440)	(607,145)	(43,426)
Cash flows provided by financing activities:			
Shares issued for cash, net of share issue costs	920,409	2,236,480	36,400
Decrease in cash and cash equivalents	(496,314)	(898,575)	(1,893,136)
Cash and cash equivalents, beginning of year	1,082,193	1,980,768	3,873,904
Cash and cash equivalents, end of year	$ 585,879	$ 1,082,193	$ 1,980,768

MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Consolidated Statements of Cash Flows, Continued
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001 and 2000

	2002	2001	2000
Supplementary information:			
Interest paid	$ -	$ -	$ -
Income taxes paid	6,576	27,762	18,215
Non-cash transactions:			
Acquisition of Glenmore Highlands Inc. for issuance of 15,980,962 shares (note 3)	-	16,780,010	-
Shares issued pursuant to Rabbit Track Diamond Project	29,000	-	-

See accompanying notes to consolidated financial statements.

1. **Nature of operations:**

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continuing operations of the Company and the recoverability of the amounts shown for mineral properties and deferred exploration is dependent upon the ability of the Company to obtain the necessary financing to meet the Company's liabilities and commitments as they become payable and to complete exploration and development, the discovery of economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

2. **Significant accounting principles:**

These financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences to accounting principles generally accepted in the United States and practices prescribed by the U.S. Securities and Exchange Commission is provided in note 13.

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Mountain Province Mining Corp. (U.S.A.) and Mountain Glen Mining Inc. (note 3). All significant intercompany amounts and transactions have been eliminated on consolidation.

(b) Cash and cash equivalents:

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

(c) Marketable securities:

Marketable securities are carried at the lower of cost and market value.

2. Significant accounting principles (continued):

(d) Mineral properties and deferred exploration:

The Company accounts for its mineral properties whereby all direct costs related to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated recoverable reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

The amounts shown as mineral properties and deferred exploration represent unamortized costs to date and do not necessarily reflect present or future values.

All general and administrative expenses are expensed as incurred.

(e) Capital assets:

Capital assets are initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate
Furniture and equipment	20%
Computers	30%

(f) Stock-based compensation:

No compensation expense is recognized when stock options are issued. Any consideration paid on the exercise of stock options is credited to share capital.

(g) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

2. **Significant accounting principles (continued):**

(h) Loss per share:

Effective April 1, 2001, the Company adopted the revised recommendations of the CICA Handbook Section 3500, "*Earnings Per Share*" ("EPS"). The revised Handbook section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. Basic EPS is calculated by dividing income available to common shareholders (to the Company this is loss for the year) by the weighted average number of common shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments as opposed to the previously used imputed earnings approach. The section also requires that, where there is a difference, a reconciliation of the calculation of the basic and diluted EPS computations be disclosed.

The revised recommendations were applied retroactively with restatement of prior periods. The adoption of the new rules did not result in any change to the basic and diluted loss per share for all of the periods presented.

(i) Foreign currency translation:

Monetary assets and liabilities expressed in a foreign currency are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(j) Financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their carrying values because of the immediate or short term to maturity of these financial instruments. Marketable securities have been written down to their quoted market value (see note 4).

(k) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, assets held for sale and capital assets and their useful lives for amortization or depletion. Actual results could differ from these estimates.

(Expressed in Canadian dollars)

2. Significant accounting principles (continued):

(l) Released accounting standards:

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled "*Enterprises in the Development Stage*" ("AcG 11"). The guideline addresses three distinct issues: (*i*) capitalization of costs/expenditures, (*ii*) impairment and (*iii*) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which is the Company's 2001 fiscal year.

In March 2002, the Emerging Issues Committee of the CICA issued EIC-126 – "*Accounting by Mining Enterprises for Exploration Costs*" which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "*Property, Plant and Equipment*", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

(Expressed in Canadian dollars)

2. Significant accounting principles (continued):

(l) Released accounting standards (continued):

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. The Company does not believe its application will result in impairment as, to the date of these consolidated financial statements, no pre-operating costs have been deferred.

3. Business combination:

During the year ended March 31, 2001, the Company incorporated a wholly owned subsidiary ("Mountain Glen Mining Inc.") which amalgamated on June 30, 2000, by way of a Plan of Arrangement, with Glenmore Highlands Inc. ("Glenmore"). Glenmore's major asset at the date of the amalgamation was the ownership of 16,015,696, or approximately 37.7%, of the issued common shares of the Company. The amalgamation has been accounted for by the Company as an acquisition of Glenmore by the Company using the purchase method. As consideration for the purchase of Glenmore, the Company issued 15,980,962 common shares to the shareholders of Glenmore on the basis of the exchange ratio of 0.5734401 common shares of the Company for each share of Glenmore outstanding. Provided below is the purchase price allocation. The fair value of the Mountain Province shares of $1.05 per share is based on a valuation opinion by an independent Canadian investment dealer. The results of operations of Glenmore are included in the financial statements of the Company commencing from June 30, 2000.

Net assets acquired at assigned values:		
Current assets	$	33,293
Mineral properties		562,534
Capital assets		113,033
Investment in Klondike Gold Mining Corporation		500,000
Investment in Mountain Province (16,015,696 common shares), owned by Mountain Glen Mining Inc. and eliminated on consolidation		16,816,481
Current liabilities		(720,127)
	$	17,305,214
Consideration paid:		
15,980,962 common shares of Mountain Province	$	16,780,010
Costs of acquisition		525,204
	$	17,305,214

(Expressed in Canadian dollars)

3. **Business combination (continued):**

It is anticipated that the Company and Mountain Glen Mining Inc. ("Mountain Glen") will effect a further reorganization in the future in order to cancel the 16,015,696 common shares of the Company held by Mountain Glen. The shares held by Mountain Glen are non-voting while held by Mountain Glen, no dividend is payable on the shares while held by Mountain Glen and they do not participate in any share distributions, and the Company is unable to sell the shares without prior written regulatory approval.

4. **Marketable securities:**

The quoted market value of marketable securities at March 31, 2002 was $32,392 (2001 - $36,260).

5. **Assets held for sale:**

Assets held for sale consist of an investment in Klondike Gold Mining Corporation and in certain Northern European properties and mining equipment, as described below. During the year ended March 31, 2001, the Company wrote down the assets by $1,220,211 to $100,000, being the estimated net amount to be realized on a sale of the assets. Details pertaining to these assets are as follows:

(a) Investment in Klondike Gold Mining Corporation:

Klondike Gold Mining Corporation ("Klondike") is a private Canadian exploration company with mineral properties located in the United States. The Company acquired convertible loans receivable with Klondike through the acquisition of Glenmore Highlands Inc. ("Glenmore") (note 3). As at March 31, 2002, the face value of the convertible loans outstanding, including accrued interest, was $12,372,758 (2001 - $11,402,269).

The loans are secured by a general charge against the assets of Klondike in favor of the Company, are repayable on demand and bear interest on their face value at the rate of 10% per annum. At the option of the Company, the loans are convertible at any time into common shares of Klondike at the rate of $0.50 per share. Had these loans been converted by the Company at March 31, 2002, the shares so acquired would have represented approximately 72.6% (2001 - 71.0%) of the outstanding shares of Klondike. Certain officers and directors of the Company are shareholders and directors of Klondike.

The Company will recognize interest income on these loans only as such income is realized.

During the year ended March 31, 2001, the Company advanced a further $60,630 to Klondike. This advance is unsecured, non-interest bearing and without specified terms of repayment.

(b) Northern European properties:

(*i*) Haveri Mine

Through the acquisition of Glenmore (note 3), the Company acquired a 100% interest in this mineral property located in Northern Europe. Pursuant to an amended acquisition agreement, the Company has granted a third party a right to receive an aggregate commencement-of-production payment of US $500,000 phased over two years.

(Expressed in Canadian dollars)

5. Assets held for sale (continued):

(b) Northern European properties (continued):

(*ii*) Sirkka and Luhanka properties

Through the acquisition of Glenmore (note 3), the Company obtained the right to earn on a back-in basis a 50% undivided interest in these two separate mineral properties located in Northern Europe.

The agreements provide that with respect to each of these properties, the Company could elect up to June 2002 to earn a 50% interest by incurring exploration expenditures in an amount equal to twice the amount incurred to the date of such election by the underlying property interest holder with which the agreements were made. The Company did not elect to earn its interest in either of these properties in June 2002 and therefore the Company no longer has the right to earn an interest in the properties.

(c) Mining equipment:

Through the acquisition of Glenmore (note 3), the Company has acquired capital assets including various mining equipment located in Northern Europe. No amortization has been taken in respect of the mining equipment as it has been written down to its estimated net realizable amount.

The Company continues to attempt to sell these assets either individually or as a group. The Company entered into a confidentiality agreement on March 21, 2002 with a potential buyer of the Haveri Mine property and continues to seek buyers for the other assets. During the year ended March 31, 2002, all expenditures incurred with respect to the evaluation and maintenance of these assets have been charged to operations as incurred.

6. Mineral properties and deferred exploration:

Acquisition costs:

	2002	2001
AK/CJ claims	$ 3,847,553	$ 3,847,553
Proceeds received on sale of royalty	(2,295,000)	(2,295,000)
	1,552,553	1,552,553
Baffin Island Project	27,267	27,267
Rabbit Tracks Diamond Project	49,000	20,000
Ketza River Project	1	1
Molanosa Diamond Project	1	1
	$ 1,628,822	$ 1,599,822

(Expressed in Canadian dollars)

6. Mineral properties and deferred exploration (continued):

Deferred exploration:

	AK/CJ	Baffin Island project	Rabbit Tracks Diamond Project	Total
Balance, March 31, 1999	$ 29,171,171	$ -	$ -	$ 29,171,171
Exploration expenditures:				
Airborne and geophysical survey	65,108	14,869	-	79,977
Consulting and other professional services	64,200	109,204	-	173,404
Drilling	298,723	-	-	298,723
Management fees	563,494	-	-	563,494
Report and filing fees	13,951	512	-	14,463
Sampling and processing	408,509	267,499	-	676,008
Travel, transportation and supplies	276,388	99,774	-	376,162
	1,690,373	491,858	-	2,182,231
Balance, March 31, 2000	30,861,544	491,858	-	31,353,402
Exploration expenditures:				
Airborne and geophysical survey	-	24,411	-	24,411
Consulting and other professional services	-	20,498	4,750	25,248
Sampling and processing	-	2,779	22,011	24,790
Travel, transportation and supplies	-	17,427	3,192	20,619
	-	65,115	29,953	95,068
Balance, March 31, 2001	30,861,544	556,973	29,953	31,448,470
Exploration expenditures:				
Airborne and geophysical survey	-	-	28,764	28,764
Consulting and other professional services	-	2,307	3,776	6,083
Line-cutting	-	-	12,000	12,000
Report and filing fees	-	669	-	669
Travel, transportation and supplies	-	-	8,537	8,537
Reimbursement of costs by provincial government	-	-	(11,597)	(11,597)
	-	2,976	41,480	44,456
Balance, March 31, 2002	$ 30,861,544	$ 559,949	$ 71,433	$ 31,492,926

(Expressed in Canadian dollars)

6. **Mineral properties and deferred exploration (continued):**

(a) AK/CJ claims:

Effective November 1, 1997, the Company held a 90% interest in the AK/CJ claims located in the District of Mackenzie, Northwest Territories. Camphor Ventures Inc. ("Camphor") held the remaining 10% interest in the claims.

Pursuant to a joint venture agreement dated March 6, 1997 between the Company and Camphor and De Beers Canada Exploration Inc. ("De Beers Canada"), De Beers Canada was granted the right to earn up to a 60% interest in the AK/CJ claims. As consideration, De Beers Canada agreed to conduct an exploration program on the Property ("Stage 1"), to complete a mini-bulk sampling program ("Stage 2"), a bulk sampling program ("Stage 3"), and a feasibility study ("Stage 4") on one or more kimberlites, and to fund the development and construction of a commercial mine ("Stage 5").

Stages 1 and 2 have been completed, with the first $5,000,000 of costs and expenses paid for by the Company and Camphor. De Beers Canada then paid the next $18,000,000 of costs, including those related to Stage 3. Costs exceeding the $18,000,000 threshold up to March 2000 were paid 51% by De Beers Canada, 44.1% by the Company and 4.9% by Camphor. During the year ended March 31, 2000, a total of $1,690,373 of costs were incurred by the Company as its share of the excess costs. Upon completion of Stage 3, De Beers Canada was to earn an initial 51% interest in the property. In March 2000, De Beers Canada agreed to carry all subsequent costs incurred and committed to certain minimum expenditures and activities per year. In return, De Beers Canada was to earn its 51% interest on completion of a desk-top study of the project. This study was completed and presented in August 2000 and De Beers Canada earned a 51% interest in the property and thus the Company now holds a 44.1% interest in the property. Decisions are to be jointly made as to the further progress of the project, and specifically the timing of possible full conceptual pre-feasibility and feasibility studies. De Beers Canada intends to continue with studies evaluating alternative mining methods and opportunities for more cost effective approaches to conventional mining, which will be concurrent with the exploration program and any evaluation work which may arise from this program. In addition, De Beers Canada is to update the desk-top study on a regular basis. Once the desk-top study shows an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a feasibility study. If they do not proceed, they will be diluted down to a 30% interest in the property.

If the Company and Camphor elect not to pay their respective share of costs of Stage 4, then on completion of Stage 4, De Beers Canada shall be deemed to have acquired an additional 4% interest in the claims such that thereafter De Beers Canada shall have a 55% interest. If the parties proceed to Stage 5, the financing of all costs of Stage 5 shall be arranged by De Beers Canada. Upon the completion of Stage 5 and the commencement of commercial production, De Beers Canada' interest in the claims shall be increased by 5% such that De Beers Canada will have a 56% or 60% interest (depending on whether or not the Company and Camphor pay its share of Stage 4) as the case may be.

(Expressed in Canadian dollars)

6. *Mineral properties and deferred exploration (continued):*

(a) AK/CJ claims (continued):

All financing of all costs paid with respect to Stages 1 through 5 shall be repaid out of 85% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 3% or the actual interest rates agreed to be paid, whichever is applicable, and the remaining 15% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

During the year ended March 31, 2000, De Beers Canada exercised its right to acquire a 51% share of a 3% gross overriding royalty related to the claims held by the Company and Camphor and the Company received proceeds of $2,295,000. The gross overriding royalty has been terminated given De Beers Canada now has a 51% interest in the project.

During the year ended March 31, 1998, De Beers Canada subscribed for 209,644 units of the Company at a price of $4.77 each. Each unit consisted of one common share of the Company and one non-transferable warrant to purchase one additional common share of the Company at $6.36 per share exercisable before March 6, 1999. The warrants expired unexercised during the year ended March 31, 1999. During the year ended March 31, 2001, De Beers Canada subscribed for 1,967,333 common shares of the Company at a price of $0.60 each. In conjunction, non-transferable share purchase warrants to purchase 983,666 additional common shares of the Company were issued. These warrants are exercisable at $0.70 per share until September 15, 2001 and thereafter at a price of $0.80 per share until September 15, 2002, at which time any unexercised warrants expire. None of these warrants have been exercised as of March 31, 2002.

During the year ended March 31, 2002, the venturers allowed substantially all of the CJ claims to lapse. As the claims represent only one area of interest, no write-down has been taken related to the lapsing of the CJ claims.

(b) Baffin Island claims:

Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavet Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less that $300,000 on or before July 13, 2000. As the Company has incurred the minimum required expenditure, it may now exercise its option. Upon commencement of a bulk sampling program, which has yet to occur, the Company must issue 50,000 fully paid common shares to the optionor and upon commencement of a full feasibility study of the construction and development of a mine on the property, the Company will issue a further 50,000 common shares to the optionor. Subsequent to entering into the agreement, the Company staked another claim that is subject to the option agreement.

(Expressed in Canadian dollars)

6. Mineral properties and deferred exploration (continued):

(c) Rabbit Tracks Diamond Project:

During the year ended March 31, 2001, the Company entered into a mineral claims agreement dated January 20, 2001 with two parties ("Prospector") to acquire mineral property in Manitoba. Pursuant to the agreement, the Company paid a sum of $10,000 to each Prospector upon receipt of the bill of transfer of mineral claim title.

Pursuant to the agreement, the Company conducted ground magnetics work on the claims during the year ended March 31, 2002. Upon completion of this work and receipt of all results, the Company issued 25,000 shares of the Company to each Prospector.

If the Company, at its sole discretion, decides to proceed with mini-bulk sampling, the Company is to issue an additional 100,000 shares of the Company to each Prospector. Should the Company, at its sole discretion, decide to proceed to major bulk sampling, the Company is to issue an additional 50,000 shares to each Prospector. Finally, should the Company, at its sole discretion, decide to proceed to the feasibility study phase, the Company is to issue an additional 100,000 shares to each Prospector.

(d) Ketza River Project:

The Company is the registered owner of certain mining claims situated in the Ketza River Gold Camp, Watson Lake Mining District, Yukon Territory. These claims were staked by the Company during the year ended March 31, 1988, at a total cost of $30,582. The Ketza River Project covers approximately 11,000 acres.

As the Company does not intend to incur further expenditures on this property, the acquisition costs and related deferred exploration costs were written-down to a nominal amount during the year ended March 31, 1999.

(e) Molanosa Diamond Project:

Pursuant to an agreement dated March 8, 1993, the Company acquired a 50% interest in five mineral claims situated in the Northern Mining District, Province of Saskatchewan. As consideration, the Company advanced $220,000 for exploration expenditures. In addition, the Company staked 22 additional mineral claims which have been added to this property. A total of 21 of these claims have lapsed leaving 6 claims in which the Company still maintains an interest. As the Company does not intend to incur further expenditures on this property, the acquisition costs and related deferred exploration costs were written-down to a nominal amount during the year ended March 31, 1999.

(Expressed in Canadian dollars)

7. Capital assets:

2002	Cost	Accumulated amortization	Net book value
Furniture	$ 59,255	$ 42,438	$ 16,817
Equipment	73,548	54,945	18,603
Computers	108,523	82,669	25,854
	$ 241,326	$ 180,052	$ 61,274

2001	Cost	Accumulated amortization	Net book value
Furniture	$ 60,043	$ 38,192	$ 21,851
Equipment	73,548	50,106	23,442
Computers	104,751	72,397	32,354
	$ 238,342	$ 160,695	$ 77,647

8. Share capital:

(a) Authorized:

500,000,000 common shares without par value

(b) Issued and fully paid:

	Number of shares	Amount
Balance, March 31, 1999	42,444,760	$ 50,284,628
Issued for cash pursuant to:		
Exercise of stock options	13,000	36,400
Balance, March 31, 2000	42,457,760	50,321,028
Issued pursuant to acquisition of Glenmore Highlands Inc. (note 3)	15,980,962	16,780,010
Issued for cash pursuant to:		
Private placements	3,727,466	2,236,480
	62,166,188	69,337,518
Shares owned by wholly owned subsidiary (note 3)	(16,015,696)	(16,816,481)
Balance, March 31, 2001, carried forward	46,150,492	52,521,037

(Expressed in Canadian dollars)

8. **Share capital (continued):**

(b) Issued and fully paid (continued):

	Number of shares	Amount
Balance, March 31, 2001, brought forward	46,150,492	52,521,037
Issued pursuant to Rabbit Tracks Diamond Project (note 6(c))	50,000	29,000
Issued for cash pursuant to:		
Private placement	1,636,912	902,409
Exercise of stock options	30,000	18,000
Balance, March 31, 2002	47,867,404	$ 53,470,446

On December 6, 2001, the Company completed a private placement for a total of 1,636,912 units at a price of $0.58 per unit for gross proceeds of $949,409. The assigned value for the shares issued is shown net of $47,000 of share issuance costs. Each unit consists of one share and one non-transferrable share purchase warrant which entitles the holder to purchase one additional share at a price of $0.58 at any time until December 6, 2004.

(c) Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2002, the Company has 3,661,000 stock options outstanding in total, comprising of 2,045,000 granted inside the Plan and 1,516,000 granted outside the plan.

	Number of shares	Weighted average exercise price
Balance, March 31, 1999	2,177,700	$ 2.71
Granted	90,000	2.30
Exercised	(13,000)	2.80
Cancelled	(25,000)	2.25
Balance, March 31, 2000	2,229,700	2.68
Granted	397,273	0.80
Cancelled	(277,203)	2.85
Expired	(152,734)	2.16
Balance, March 31, 2001	2,197,036	2.38
Granted	1,845,000	1.27
Exercised	(30,000)	0.60
Expired	(261,700)	3.46
Cancelled	(89,336)	1.72
Balance, March 31, 2002	3,661,000	$ 1.78

(Expressed in Canadian dollars)

8. Share capital (continued):

(c) Stock options (continued):

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of shares	Weighted average remaining life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.60 - $0.67	505,000	4.1 years	$ 0.62	505,000	$ 0.62
$1.01 - $1.50	1,595,000	4.2 years	1.33	170,000	1.01
$2.25 - $2.80	1,561,000	0.8 years	2.62	1,561,000	2.62
	3,661,000	2.7 years	$ 1.78	2,236,000	$ 2.04

At March 31, 2002, there are 1,425,000 options outstanding with a weighted average exercise price of $1.37 that do not vest until May 11, 2002, or in the event of cessation of directorship or employment, vest immediately on that date. All other options are fully vested.

During the year ended March 31, 2000, 200,000 options with exercise prices ranging from U.S. $1.75 to U.S. $3.00, with an original expiry of November 12, 1999 were amended to extend the expiry date to November 12, 2001. These options were not exercised and expired in the year ended March 31, 2002.

(d) Share purchase warrants:

The following presents the continuity of share purchase warrants outstanding:

Issue date	Balance, March 31, 2001	Issued	Exercised	Lapsed	Balance, March 31, 2002	Exercise price	Expiry date
September 15, 2000	983,666	-	-	-	983,666	$0.80	September 15, 2002
October 24, 2000	880,066	-	-	-	880,066	$0.80	October 24, 2002
December 6, 2001	-	1,636,912	-	-	1,636,912	$0.58	December 6, 2004
	1,863,732	1,636,912	-	-	3,500,644		

Issue date	Balance, March 31, 2000	Issued	Exercised	Lapsed	Balance, March 31, 2001	Exercise price	Expiry date
September 15, 2000	-	983,666	-	-	983,666	$0.70/$0.80	September 15, 2001/2002
October 24, 2000	-	880,066	-	-	880,066	$0.70/$0.80	October 24, 2001/2002
	-	1,863,732	-	-	1,863,732		

(Expressed in Canadian dollars)

9. Contingencies:

During 1994 and 1995, Glenmore, as part of the process of finalizing a mineral exploration joint venture agreement advanced an aggregate amount of $550,000 to a third party. The advances were repayable on demand, unsecured and non-interest bearing. The process of finalizing the joint venture agreement was terminated without having been completed. Glenmore commenced legal action to recover the advances as well as title to certain mineral claims located in Northern Europe and damages for breach of the agreement. The third party filed a counter-claim for unspecified damages, also alleging breach of the agreement. At the time the advances were made, a director of Glenmore was also a director of the third party. The director subsequently resigned his position with the third party. At the time of the acquisition of Glenmore, a provision was recorded against the full amount of the advances in determining the purchase price allocation (note 3). In 2002, a settlement was reached with the Company receiving approximately $30,000, net of legal expenses incurred. All claims and counter-claims have been dismissed as a result of the settlement. The settlement amount has been charged to operations as a recovery of professional fees, classified in general and administration on the consolidated statement of operations, in the year ended March 31, 2002.

10. Lease commitments:

The Company's total minimum payments per year under operating leases are as follows:

2003	$ 28,575
2004	14,021
	$ 42,596

11. Related party transactions:

During the year ended March 31, 2002, the Company paid $96,000 (2001 - $163,000; 2000 - $168,000) for management services to a director of the Company.

During the year ended March 31, 2002, the Company paid $207,913 (2001 - $267,891; 2000 - $268,709) for consulting, management and administration services to a director and to companies in which other directors have an interest.

During the year ended March 31, 2002, the Company paid $35,200 (2001 - $40,891; 2000 - $69,255) for secretarial and public relations services to individuals related to a director of the Company.

During the year ended March 31, 2001, the Company paid $100,000 for cessation of employment (with Glenmore) to a director of the Company as a result of the acquisition of Glenmore (note 3).

As at March 31, 2002, $99,036 (2001 - $95,110) was owed to a director of the Company. $30,000 represents an advance to the Company and further amounts aggregating $69,036 represent expenses of Glenmore not yet reimbursed. Amounts are repayable on demand, unsecured and non-interest bearing.

(Expressed in Canadian dollars)

11. Related party transactions (continued):

The Company has entered into a management services agreement and a consulting agreement with two officers of the Company which provide for severance in an amount that is equal to the greater of (*i*) three times annual salary; and (*ii*) U.S. $504,000 for one officer and $504,000 for the other officer. The severance is applicable in the event of termination without cause, in certain change of control conditions of the Company or if the respective officer ceases to be a director of the Company for any reason provided there is an absence of just cause.

12. Income taxes:

Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 42.6% (2001 - 45.4%; 2000 - 45.6%) to pre-tax income from continuing operations as a result of the following:

	2002	2001	2000
Loss before income taxes	$ (1,442,665)	$ (3,044,336)	$ (2,055,821)
Computed expected tax recovery	$ (614,575)	$ (1,382,129)	$ (937,454)
Increase in income taxes from valuation allowance	614,575	1,382,129	937,454
Large corporation tax	13,216	15,736	18,215
Income tax expense	$ 13,216	$ 15,736	$ 18,215

At March 31, 2002, the Company has available losses for income tax purposes totalling approximately $12.7 million, expiring at various times from 2002 to 2009. Of the available losses $5.3 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available tax pools of approximately $31.4 million, which may be carried forward and utilized to reduce future taxable income. Included in the $31.4 million of tax pools is $24.5 million that is successored, which can only be utilized against taxable income from specific mineral properties.

As at March 31, 2002, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

Mineral properties and deferred exploration	$ (715,000)
Loss carry forwards	5,414,000
Capital assets	145,000
	4,844,000
Valuation allowance	(4,844,000)
Net future income tax asset (liability)	$ -

(Expressed in Canadian dollars)

13. Reconciliation to United States generally accepted accounting principles ("U.S. GAAP"):

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A description and reconciliation of material measurement differences from U.S. GAAP and practices prescribed by the U.S. Securities and Exchange Commission ("SEC") follows:

(a) Income taxes:

For the year ended March 31, 2000, for Canadian GAAP purposes the Company accounted for income taxes by the deferral method whereby deferred income taxes are recognized for differences in the timing of recognition in income for accounting and income tax purposes. U.S. GAAP requires the use of the asset and liability method of accounting for income taxes whereby deferred tax assets or liabilities are recognized for estimated future tax effects attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws. A deferred tax asset with respect to loss carry forwards and timing differences related to capital assets would be fully offset by a valuation allowance as it is not more likely than not that the deferred tax asset will be realized. Accordingly, the application of U.S. GAAP does not result in a material difference from Canadian GAAP in accounting for income taxes as no net value would be assigned to loss carry forwards under either principles.

For the year ended March 31, 2002 and 2001, the Company has accounted for income taxes using the asset and liability method for both Canadian and U.S. GAAP purposes.

(b) Mineral properties and deferred exploration costs:

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have indicated that their interpretation of U.S. GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for U.S. GAAP purposes. The $11,163,956 allocated to deferred exploration costs in acquisition of 444965 B.C. Ltd. during the fiscal year ended March 31, 1998 would be reclassified to mineral property acquisition costs under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

(Expressed in Canadian dollars)

13. Reconciliation to United States generally accepted accounting principles ("U.S. GAAP") (continued):

(c) Stock-based compensation:

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "*Accounting for Stock-Based Compensation*". The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by the statement, the Company has elected to continue measuring compensation costs using the intrinsic value based method of accounting for stock-based compensation issued to employees. Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined that the adoption of this accounting policy for stock options granted to employees and directors has no material effect on its results of operations for U.S. GAAP purposes.

For U.S. GAAP purposes, stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options earned. The compensation cost is to be measured based on the fair value of the stock options granted. The stock-based compensation expense in respect of stock options granted to non-employees, under U.S. GAAP, based upon the fair value of the options granted, determined using an option pricing model, would be $20,000 for the year ended March 31, 2002 (2001 - nil; 2000 - $257,500).

(d) Unrealized holding gains and losses on marketable securities:

Statement of Financial Accounting Standards Board No. 115, "*Accounting for Investments in Debt and Equity Securities*" ("FAS 115") requires that the Company's marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders' equity unless a decline in value is considered to be other then temporary. The Company's marketable securities are presented at the lower of cost or market value under Canadian GAAP. As the Company's marketable securities have been written down to market value at March 31, 2002, 2001 and 2000 and the decline in market value is considered to be other than temporary, the application of FAS 115 does not result in a GAAP difference for any of the periods presented.

(Expressed in Canadian dollars)

13. Reconciliation to United States generally accepted accounting principles ("U.S. GAAP") (continued):

(e) Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 ("FAS 130") "*Reporting Comprehensive Income*", establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders' equity. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For each of the periods presented, comprehensive loss equals loss for the year.

(f) Recent accounting pronouncements:

In June 2001, the Financial Accounting Standards Board issued Statement No. 143 ("FAS 143") "*Accounting for Asset Retirement Obligations*", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company is required and plans to adopt the provisions of FAS 143 for U.S. GAAP purposes for the year ending March 31, 2003. The Company has not completed its analysis of the potential impact on its reported financial position on adoption of FAS 143.

Effective for fiscal years beginning after December 15, 2001, Statement of Financial Accounting Standards No. 144 ("FAS 144") *"Accounting for the Impairment or Disposal of Long-Lived Assets"* is applicable for U.S. GAAP purposes. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. The Company does not have any long-lived assets that are held for sale and measured at an amount greater than the estimated fair value of the asset and thus does not believe the adoption of FAS 144 will result in a material GAAP differences.

(Expressed in Canadian dollars)

13. Reconciliation to United States generally accepted accounting principles ("U.S. GAAP") (continued):

(g) Reconciliation:

The effect of the differences between Canadian GAAP and U.S. GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

	Years ended March 31, 2002	Years ended March 31, 2001
(*i*) *Total assets, under Canadian GAAP*	$ 33,947,164	$ 34,432,805
Adjustment for mineral properties and deferred exploration (note 13(b))	(20,328,970)	(20,284,514)
Total assets, under U.S. GAAP	$ 13,618,194	$ 14,148,291
(*ii*) Additional paid in capital:		
Additional paid in capital, under Canadian GAAP	$ -	$ -
Adjustments for stock based compensation (note 13(c))	1,704,000	1,684,000
Additional paid in capital, under U.S. GAAP	$ 1,704,000	$ 1,684,000
(*iii*) Deficit:		
Deficit, under Canadian GAAP	$ 19,847,527	$ 18,391,646
Adjustment for mineral properties and deferred *exploration (note 13(b))*	20,328,970	20,284,514
Adjustments for stock based compensation (note 13(c))	1,704,000	1,684,000
Deficit, under U.S. GAAP	$ 41,880,497	$ 40,360,160

(Expressed in Canadian dollars)

13. Reconciliation to United States generally accepted accounting principles ("U.S. GAAP") (continued):

(g) Reconciliation (continued):

(*iv*) Loss and loss per share for the year:

	Years ended March 31,		
	2002	2001	2000
Loss for the year under Canadian GAAP	$ (1,455,881)	$ (3,060,072)	$ (2,074,036)
Adjustment for mineral properties and deferred exploration (note 13(b))	(44,456)	(95,068)	(2,182,231)
Adjustment for stock based compensation (note 13(c))	(20,000)	-	(257,500)
Loss for the year under U.S. GAAP	$ (1,520,337)	$ (3,155,140)	$ (4,513,767)
Basic and diluted loss per share under U.S. GAAP	$ (0.03)	$ (0.07)	$ (0.11)
(*v*) Cash provided by (used in) operating activities under Canadian GAAP	$ (1,369,283)	$ (2,527,910)	$ (1,886,110)
Adjustment for deferred exploration (note 13(b))	(44,456)	(182,541)	(2,182,231)
Cash provided by (used in) operations under U.S. GAAP	$ (1,413,739)	$ (2,710,451)	$ (4,068,341)
(*vi*) Cash provided by (used in) investment activity under Canadian GAAP	$ (47,440)	$ (607,145)	$ (43,426)
Adjustment for deferred exploration (note 13(b))	44,456	182,541	2,182,231
Cash provided by (used in) investment activities under U.S. GAAP	$ (2,984)	$ (424,604)	$ 2,138,805

EXHIBIT INDEX

Exhibit		*Page No.*
1.1	Memorandum and Articles of the Company.	*
1.2	Arrangement Agreement between the Company and Glenmore Highlands Inc. dated May 10, 2000.	***
1.3	Joint Information Circular of the Company and Glenmore Highlands Inc.	**
1.4	Arrangement agreement between the Company and Glenmore Highlands dated May 10, 2000.	***
4.1	Directors' and Officers' Indemnity Agreements dated May 31, 1999 between the Company and the following persons: Dr. Paul Shatzko, David E. Whittle, Dr. Jan W. Vandersande, Pradeep Varshney, Carl Verley, D.H.W. Dobson and Jesus R. Martinez.	*
4.2	Transfer agreement between MPV, Monopros and Camphor dated November 24, 1999 pursuant to which MPV and Camphor transferred the GOR to Monopros.	*
4.3	Letter Agreement between MPV, Monopros, Glenmore and Camphor dated December 17, 1999 relating to acquisition of property, within the "Area of Interest" as defined in the agreement and acquisition of property through third party agreements.	*
4.4	Letter Agreement dated December 17, 1999 between MPV, Monopros, Camphor and Glenmore amending the Monopros Joint Venture Agreement.	*
4.5	Subscription Agreement between the Company and Monopros dated September 7, 2000.	*
4.6	Subscription Agreement between the Company and Dhunn-Carr Hedge Fund LP dated September 30, 2000.	*
4.7	Subscription Agreement between the Company and Desmond Sharkey dated September 30, 2000.	*
4.8	Subscription Agreement between the Company and Bottin (International) Investments Limited dated September 30, 2000.	*
4.9	Amendment Agreement dated January 1, 2001 between the Company and Jan Vandersande amending the Consulting Agreement dated June 1, 1997.	*
4.10	Amending Agreement dated January 1, 2001 between the Company and Paul Shatzko amending the Management Services Agreement dated June 1, 1997.	*
4.11	Mineral Claims Agreement dated January 20, 2001 between the Company and each of Eric Craigie and Paul W. Pitman.	*
4.12	Form of Subscription Agreement for the private placement described in item 9 of "Material Contracts".	E1-16
4.13	Second Amendment Agreement dated January 1, 2002 between the Company and Paul Shatzko.	E17-19
4.14	Second Amendment Agreement dated January 1, 2002 between the Company and Jan Vandersande.	E20-22
8.1	See list of subsidiaries on page 10-11 of this Annual Report.	
10.1	Management Information Circular for 2002 AGM	E23-42

* Previously filed and incorporated by reference.

** *Previously filed under cover of Form 6K dated June 2, 2000 and incorporated by reference.*

*** Attached as Appendix A to the Joint Information Circular of the Company and Glenmore Highlands Inc. which information circular was previously filed under cover of Form 6K dated June 2, 2000, and incorporated by reference.

EXHIBIT 4.12

E1

For subscribers of units in B.C., Alberta, Ontario, U.S. and off-shore. [No market discount]

Subscriber's name:______________________________

Principal Amount: (CDN$)______________________

(minimum CDN$97,000 or CDN$150,000 in Ontario)

SUBSCRIPTION AGREEMENT

THIS AGREEMENT MADE EFFECTIVE AS OF THE ____ **DAY OF NOVEMBER 2001** (the "Effective Date").

BETWEEN:

Mountain Province Diamonds Inc.,
1205 – 789 West Pender Street
Vancouver, British Columbia
Canada V6C 1H2

;

(the "Company")

AND:

THE PARTY NAMED AS PURCHASER BELOW

(the "Purchaser")

WHEREAS:

A. The Purchaser wishes to subscribe for units (the "Securities"), each unit consisting of one common share (a "Share") and one non-transferable warrant (each a "Warrant") to purchase one additional common share (a "Warrant Share") of the Company;

B. It is the intention of the parties to this Agreement that this subscription will be made pursuant to appropriate exemptions (the "Exemptions") from the registration and prospectus or equivalent requirements of all rules, policies, notices, orders and legislation of any kind whatsoever (collectively the "Securities Rules") of all jurisdictions applicable to this subscription;

E2

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the receipt of which is hereby acknowledged, the parties covenant and agree with each other (the "Agreement") as follows:

1. **Representations and Warranties of the Purchaser**

1.1 The Purchaser represents and warrants to the Company, and acknowledges that the Company is relying on these representations and warranties that:

(a) the Purchaser is purchasing Securities in a principal amount which is not less than CDN$97,000 (or CDN$150,000 in the case of Purchaser resident in Ontario) and the Purchaser is purchasing such Securities as principal for its own account and not for the benefit of any other person;

(b) the Purchaser has not been formed, created, established or incorporated for the purpose of permitting the purchase of the Securities without a prospectus by groups of individuals whose individual share of the aggregate acquisition cost for such Securities is less than CDN$97,000 (or CDN$150,000 in Ontario);

(c) if the Purchaser is resident of an "International Jurisdiction" (which means a country other than Canada or the United States) then:

(i) the Purchaser is knowledgeable of, or has been independently advised as to, the applicable Securities Rules of the International Jurisdiction which would apply to this subscription, if there are any;

(ii) the Purchaser is purchasing the Securities pursuant to Exemptions under the Securities Rules of that International Jurisdiction or, if such is not applicable, the Purchaser is permitted to purchase the Securities under the applicable Securities Rules of the International Jurisdiction without the need to rely on Exemptions; and

(iii) the applicable Securities Rules do not require the Company to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

the Purchaser will, if requested by the Company, deliver to the Company a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in subparagraphs (ii) and (iii) above to the satisfaction of the Company, acting reasonably;

(d) if the Purchaser is not a "U.S. Person" (as defined under Regulation S made under the *United States Securities Act of 1933*, which definition includes an individual resident in the United States and an estate or trust of which any executor or administrator or trustee, respectively, is a U. S. Person), the Purchaser understands and acknowledges that the Securities have not and will not be registered under the *United States Securities Act of 1933*; that prior to the expiration of 40 days following the final closing of this offering the Securities may not be offered or sold in the United States or to U.S. persons (other than distributors) unless the Securities are registered under that Act, or an exemption from the registration requirements of such Act is available; and that the Warrants which such

Purchaser acquires hereunder may not be exercised within the United States or on behalf of a U.S. Person;

(e) if the Purchaser is a "U.S. Person" (as defined under Regulation S made under the *United States Securities Act of 1933)* the Purchaser has executed and delivered to the Company herewith the certifications set forth in Schedule A attached hereto;

(f) the Purchaser acknowledges that the Company is relying on the Exemptions in order to complete the trade and distribution of the Securities and the Purchaser is aware of the criteria of the Exemptions to be met by the Purchaser and, if applicable, the Purchaser meets those criteria;

(g) the Purchaser acknowledges that because this subscription is being made pursuant to the Exemptions:

(i) the Purchaser is restricted from using certain of the civil remedies available under the applicable Securities Rules;

(ii) the Purchaser may not receive information that might otherwise be required to be provided to the Purchaser under the applicable Securities Rules if the Exemptions were not being used; and

(iii) the Company is relieved from certain obligations that would otherwise apply under the applicable Securities Rules if the Exemptions were not being used;

(h) the Securities are not being subscribed for by the Purchaser as a result of any material information about the Company's affairs that has not been publicly disclosed;

(i) the offer and sale of these Securities was not accompanied by an advertisement and the Purchaser was not induced to purchase these Securities as a result of any advertisement made by the Company; and

(j) if the Purchaser is a corporation, the Purchaser is a valid and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof, or, if the Purchaser is a partnership, syndicate, trust or other form of unincorporated organization, the Purchaser has the necessary legal capacity and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof, and, in either case, upon the Company executing and delivering this Agreement, this Agreement will constitute a legal, valid and binding contract of the Purchaser enforceable against the Purchaser in accordance with its terms and neither the agreement resulting from such acceptance nor the completion of the transactions contemplated hereby conflicts with, or will conflict with, or results, or will result, in a breach or violation of any law applicable to the Purchaser, any constating documents of the Purchaser or any agreement to which the Purchaser is a party or by which the Purchaser is bound.

1.2 The Company represents and warrants to the Purchaser, and acknowledges that the Purchaser is relying on these representations and warranties in entering into this Agreement, that:

(a) the Company is a valid and subsisting corporation duly incorporated and in good standing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(b) the Company is a reporting issuer in British Columbia, Alberta and Ontario, and the Company is not, to the best of its knowledge, in material default of any of the requirements of the applicable Securities Rules of those jurisdictions;

(c) the Company's subsidiaries (the "Subsidiaries"), if any, are valid and subsisting corporations and in good standing under the laws of the jurisdictions in which they were incorporated;

(d) the common shares of the Company are listed and posted for trading on the TSE and quoted on OTCBB and, to the best of its knowledge, the Company is not in material default of any of the listing requirements of the TSE;

(e) upon their issuance, the Shares will be validly issued and outstanding fully paid and non-assessable common shares of the Company registered as directed by the Purchaser, free and clear of all trade restrictions (except as may be imposed by operation of the applicable Securities Rules) and, except as may be created by the Purchaser, liens, charges or encumbrances of any kind whatsoever;

(f) upon their issuance, the Warrants will be validly created, issued and outstanding, registered as directed by the Purchaser and, upon their issuance, the Warrant Shares issued on the exercise of the Warrants will be validly issued and outstanding, fully paid and non-assessable common shares of the Company registered as directed by the Purchaser, and both will be free and clear of all trade restrictions (except as may be imposed by operation of the applicable Securities Rules) and except as may be created by the Purchaser, liens, charges or encumbrances of any kind whatsoever;

(g) the Company and its Subsidiaries, if any, hold all licences and permits that are required for carrying on their business in the manner in which such business has been carried on and the Company and its Subsidiaries, if any, have the corporate power and capacity to own the assets owned by them and to carry on the business carried on by them and they are duly qualified to carry on business in all jurisdictions in which they carry on business;

(h) all prospectuses, exchange offering prospectuses, offering memorandums, filing statements, information circulars, material change reports, shareholder communications, press releases and other disclosure documents of the Company including, but not limited to, financial statements, contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made;

(i) to the best of its knowledge, and except as publicly disclosed, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting the Company or its Subsidiaries, if any, at law or in equity or before or by any Federal, Provincial, State, Municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of the Company's knowledge, there is no basis therefor;

(j) the Company has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(k) to the best of its knowledge, the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of its transactions contemplated under this Agreement will not conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute default under, the constating documents of the Company or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which the Company is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which it is bound.

2. **Subscription**

2.1 The Purchaser hereby subscribes the principal amount (the "Subscription Amount") referred to below for and agrees to purchase the Securities or Securities in the principal amount set out below.

2.2 On or before the **28th day of November, 2001**, the Purchaser shall deliver the Subscription Amount for the Securities or Securities subscribed for in the form of certified cheque, bank draft, money order or wire transfer payable to "Campney & Murphy, in trust":

(a) in the case of a certified cheque, bank draft or money order, to:

Messrs. Campney & Murphy
2100 – 1111 West Georgia Street
Vancouver, B.C. V6E 4M3

Attention: Paul C. MacNeill

OR

(b) in the case of a wire transfer to:

(in the case of Canadian funds): or	(in the case of U.S. funds):
A/C 1079-579 (Transit no. 0004) Bank of Montreal Main Branch, Vancouver 595 Burrard Street Vancouver, B.C. Canada	A/C 4601392 (Transit no. 0004) Bank of Montreal Main Branch, Vancouver 595 Burrard Street Vancouver, B.C. Canada

3. **Covenants, Agreements and Acknowledgments**

3.1 The Purchaser covenants and agrees with the Company to:

(a) concurrently with the execution of this Agreement, fully complete and execute the TSE private placement questionnaire and undertaking; and

(b) hold and not sell, transfer or in any manner dispose of the Securities or Shares prior to midnight for a period of six months from the Closing Date or such other period as may be required by applicable law, unless the Purchaser has obtained the prior written consent of the TSE or any other regulatory body having jurisdiction to the sale, transfer or disposition, and the sale, transfer or disposition is made in accordance with all applicable Securities Rules.

3.2 The Purchaser acknowledges and agrees that the Securities and Shares will be subject to such trade restrictions as may be imposed by operation of the applicable Securities Rules, and the Securities, share certificate or certificates representing the Shares will bear such legends as may be required by the applicable Securities Rules and by the rules and policies of the TSE. The Purchaser further acknowledges and agrees that it is the Purchaser's obligation to comply with the trade restrictions in all of the applicable jurisdictions and the Company offers no advice as to those trade restrictions except those applying in the jurisdictions in which the Company is a reporting issuer as set out in subparagraph 1.2(b) above.

3.3 The Company covenants and agrees with the Purchaser to:

(a) file the documents necessary to be filed under the applicable Securities Rules, including Forms 20 or Form 45-902F (or the forms equivalent thereto), within the required time; and

(b) use its best efforts to obtain Regulatory Approval prior to the deadline referred to herein.

4. **Regulatory Approval**

4.1 Notwithstanding any other term of this Agreement, this Agreement and the subscription provided for hereunder are subject to the Company obtaining the approval of the TSE ("Regulatory Approval"). In the event that Regulatory Approval is not obtained, this Agreement will terminate and be of no further force and effect and the Subscription Amount will be returned to the Purchaser without interest or deduction.

5. **Closing**

5.1 The completion of the subscription contemplated under this Agreement shall occur on or before the tenth business day (the "Closing Date") following the filing of a copy of this agreement with the TSE. The Company shall deliver to the Purchaser, within five business days of the Closing Date, the Securities for the Subscription Amount to the Purchaser as provided for below by the Purchaser.

6. **General**

6.1 For the purposes of this Agreement, time is of the essence.

6.2 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as may, either before or after the execution of this Agreement, be reasonably required to carry out the full intent and meaning of this Agreement.

6.3 This Agreement shall be subject to, governed by and construed in accordance with the laws of British Columbia.

E7

6.4 This Agreement may not be assigned by either party hereto.

6.5 This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this written Agreement effective as of the Effective Date.

THE CORPORATE SEAL of **MOUNTAIN PROVINCE DIAMONDS INC.** was hereunto affixed in the presence of:	))))	c/s
______________________________	)	

TO BE COMPLETED BY THE PURCHASER:

A. Name and Address The name and address (to establish the Purchaser's jurisdiction of residence for the purpose of determining the applicable Securities Rules) of the purchaser (the "Purchaser") is as follows:

____
Name

____
Street Address

____

____
City and Province or State

____
Country

____
Postal Code

Registration Instructions The name and address of the person in whose name the Purchaser's Securities are to be registered is as follows (if the name and address is the same as was inserted in paragraph A above, then insert "N/A"):

____
Name

____
Street Address

____

____
City and Province or State

____
Country

____
Postal Code

E9

B. **Delivery Instructions** The name and address of the person to whom the Securities referred to in paragraph A above are to be delivered is as follows (if the name and address is the same as was inserted in paragraph A above, then insert "N/A"):

____
Name

____
Street Address

____

____
City and Province or State

____
Country

____
Postal Code

C. **Subscription Amount** The minimum is CDN$ 97,000 (CDN$150,000 in Ontario):

Subscription Funds: CDN$______________.

Number of Securities: ____________________units.

Note: The number of units must equal the Subscription Funds divided by price of **CDN$0.58 per unit.** Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant is exercisable to purchase an additional share for a period of three years at a price of **CDN$0.58 per share.**

<u>TO BE COMPLETED AND SIGNED BY THE PURCHASER:</u>

____
Name of the "Purchaser" - use the name inserted in paragraph A above.

Per:

____
Signature of Purchaser

____
Title (if applicable)

TORONTO STOCK EXCHANGE FORMS

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed Securities or Securities which are convertible into listed Securities.

QUESTIONNAIRE

1. DESCRIPTION OF TRANSACTION

(a) Name of issuer of the Securities:

Mountain Province Diamonds Inc.

(b) Number and Class of Securities to be Purchased:

________________________units. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant is exercisable to purchase an additional share for a period of three years at a price **of CDN$0.58** per share.

(c) Purchase Price: **CDN$0.58** per unit.

2. DETAILS OF PURCHASER

(a) Name of purchaser: ______________________________

(b) Address: ______________________________

____

____

(c) Names and address of persons having a greater than 10% beneficial interest in the purchaser:

____

3. RELATIONSHIP TO ISSUER

(a) Is the purchaser (or any person named in response to 2(c) above) an insider of the Issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider:

Director: ______________________ Senior Officer: _____

Senior Employee: _______________ Greater than 10% Shareholder: _____

Other: _______________________

(b) If the answer to (a) is "no", are the purchaser and the Issuer controlled by the same person or company? If so, give details:

No: _____ Yes: _____; if "Yes", then: ______________________________________

4. **DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER**

Give details of all trading by the purchaser, as principal, in the Securities of the Issuer (other than debt Securities which are not convertible into equity Securities), directly or indirectly, within the 60 days preceding the date hereof:

____

____

____

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the Securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said Securities so purchased or any Securities derived therefrom for a period of six months from the date of the closing of the transaction herein or for such period as is prescribed by applicable Securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED at ______________________________, this _____ day of ____________________________, 2001.

____
(Name of Purchaser - please print)

____
(Authorized Signature)

____
(Official capacity - please print)

____
(Please print name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE A

ONLY U.S. SUBSCRIBERS NEED TO COMPLETE AND SIGN

(Capitalized terms not specifically defined herein shall have the meaning ascribed to them in the Subscription Form to which this Schedule is attached. In this Schedule, "Securities" means a Share or Warrant or any Shares of the Company issued pursuant to the conversion of a Warrant)

In connection with the execution of the Subscription Form dated as of September 30, 2000 (the "Agreement") attached hereto, the undersigned (the "Subscriber") covenants, represents and warrants to the Company that:

(a) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and it is able to bear the economic risk of loss of its entire investment;

(b) the Company has provided to it the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and it has had access to such information concerning the Company as it has considered necessary or appropriate in connection with its investment decision to acquire the Securities;

(c) it is acquiring the Securities for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Securities in violation of the United States securities laws;

(d) it understands that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on an exemption from such registration requirements;

(e) it satisfies one or more of the categories indicated below (please place an "X" on the appropriate lines):

____ Category 1. An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of US$5,000,000;

____ Category 2. A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds US$1,000,000;

____ Category 3. A natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person's spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

____ Category 4. A trust that (a) has total assets in excess of US$5,000,000, (b) was not formed for the specific purpose of acquiring the Securities and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of an investment in the Securities;

____ Category 5. An investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

____ Category 6. A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

____ Category 7. A private business development company as defined in Section 202(a)(22) of the Investment Advisors Acts of 1940; or

____ Category 8. An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.

(f) it has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(g) it understands and agrees that all certificates evidencing the Securities will bear, and all transfers of any interest in such Securities will be subject to the requirements of, the following restrictive legend:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE LAW, AND NO INTEREST THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE UNITED STATES SECURITIES LAWS COVERING ANY SUCH TRANSACTION INVOLVING SAID SECURITIES, OR (B) THIS CORPORATION RECEIVES AN OPINION OF LEGAL COUNSEL FOR THE HOLDER OF THESE SECURITIES (CONCURRED IN BY LEGAL COUNSEL FOR THIS CORPORATION) STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION, OR (C) THIS CORPORATION OTHERWISE SATISFIES ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION;

(h) it understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Securities. The Company gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of the undersigned's acquisition or disposition of such Securities. In particular, no determination has been made whether the Company will be a "passive foreign investment company" ("PFIC") within the meaning of Section 1291 of the United States Internal Revenue Code;

(i) it understands and agrees that the financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies; and

(j) it consents to the Company making a notation on its records or giving instructions to any transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein.

ONLY U.S. SUBSCRIBERS NEED TO COMPLETE AND SIGN

Dated this ______ day of __________________, 200_.

____
(Name of Subscriber - please print)

By: ____________________________
(Authorized Signature)

____
(Official Capacity or Title - please print)

____
(Please print name of individual whose signature appears above if different than the name of the Subscriber printed above)

SCHEDULE B

[TO BE COMPLETED BY ALL PURCHASERS WHO ARE INDIVIDUALS]

BC FORM 45-903F1 (Previously Form 20A (IP))

Securities Act

Acknowledgment of Individual Purchaser

1. I have agreed to purchase from ________________________________ (the "Issuer") _________ ________________________________ (the "Securities") of the Issuer.

2. I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3. I **[circle one]** have/have not received an offering memorandum describing the Issuer and the Securities.

4. I acknowledge that:

   (a) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, **AND**

   (b) there is no government or other insurance covering the Securities, **AND**

   (c) I may lose all of my investment, **AND**

   (d) there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, **AND**

   (e) I will not receive a prospectus that the British Columbia Securities Act (the "Act") would otherwise require be given to me because the Issuer has advised me that it is relying on a prospectus exemption, **AND**

   (f) because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, **AND**

   (g) the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5(g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5. I also acknowledge that: **[circle one]**

   (a) I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, **OR**

   (b) my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, **OR**

   (c) my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, **OR**

(d) I am registered under the Act, **OR**

(e) I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(f) I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, **OR**

(g) I am purchasing securities under section 128(c) ($25,000 - registrant required) of the Rules, and I have spoken to ______________________ (Name of Registered Individual) of ______________________ (Name of Registered Individual's Registered Dealer) who has advised me that they are registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for me.

6. If I am an individual referred to in paragraph 5(b), 5(c) or 5(d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: **[circle one]**

(a) of my financial, business or investment experience, **OR**

(b) I have received advice from ______________________ (Name of Registered Individual) of ______________________ (Name of Registered Individual's Registered Adviser/Dealer) who advised me that they are:

(i) registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

(ii) not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED: ______________________, 20____.

____
Signature of Purchaser

____
Name of Purchaser

____
Address of Purchaser

____

EXHIBIT 4.13
E17

SECOND AMENDMENT AGREEMENT

THIS AGREEMENT MADE AS OF THE 1ST DAY OF JANUARY 2002.

BETWEEN:

MOUNTAIN PROVINCE DIAMONDS INC., formerly Mountain Province Mining Inc., a company incorporated under the laws of British Columbia having a business office at Suite 1205, 789 West Pender Street, Vancouver, British Columbia V6C 1H2;

(the "Company")

AND:

PAUL SHATZKO, of 1268-216 Street, Langley, British Columbia V2Z 1R2;

(the "Manager")

WHEREAS:

A. The Manager is retained by the Company under the terms and conditions of a management services agreement dated June 1, 1997 (the "Management Agreement") as amended by an amendment agreement dated January 1, 2001 (the "First Amendment Agreement"); and

B. The Company and the Manager now wish to enter into this agreement (the "Second Amendment Agreement") to amend the terms and conditions of the Management Agreement and the First Amendment Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. **Stock Option**

The Company will grant the Manager an option to purchase up to 25,000 common shares of the Company at a price to be determined by the board of directors of the Company in accordance with applicable securities regulations and the Company's stock option plan dated November 26, 1998, as amended (the "Plan"). The option will be exercisable for a term of five years. The option is subject to the terms and conditions of the Plan.

2. **Amendments**

The Management Agreement and the First Amendment Agreement are hereby amended as follows:

(a) section 2 of the First Amendment Agreement is hereby deleted in its entirety;

(b) section 5.1 of the Management Agreement is hereby deleted in its entirety and replaced with the following:

"The remuneration of the Manager shall be:

(i) at the rate of CDN$14,000 per month for a period of 45 months commencing on the Effective Date and ending on February 28, 2001;

(ii) at the rate of CDN$9,000 per month for a period of 10 months commencing on March 1, 2001 and ending on December 31, 2001;

(iii) at the rate of CDN$5,000 per month for a period of 12 months commencing on January 1, 2002 and ending on December 31, 2002; and

(iv) thereafter at the rate of CDN$14,000, commencing on January 1, 2003.

The remuneration of the Manager shall be payable for each calendar month on the last business day of such month, the first such instalment to be payable on the last business day of the month of June 1997. The Company and the Manager shall review and fix the Manager's monthly remuneration for 2004 and each subsequent year on or before December 31 of the preceding year. If the parties fail to reach agreement with respect to such remuneration, the monthly rate then in effect will continue to apply."

(c) section 9.1(b) of the Management Agreement is hereby amended to replace the words "in the amount of not less than three times the amount of the Manager's annual salary at the date of termination" with "in an amount that is equal to the greater of (i) three times the amount of the Manager's annual salary at the date of termination; and (ii) CDN$504,000".

3. **Definitions**

Any capitalized terms not otherwise defined herein will have the definitions given to those terms in the Management Agreement.

4. **Independent Advice**

The Manager agrees that he has been afforded an opportunity to independently review and read and obtain independent advice with respect to the details of this Second Amendment Agreement and hereby confirms he is executing this Second Amendment Agreement freely, voluntarily and without duress.

5. **Governing Laws**

This Second Amendment Agreement is subject to and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

6. **Ratification**

The parties hereby ratify and confirm the Management Agreement and the First Amendment Agreement, as amended by this Second Amendment Agreement and agree that the Management Agreement and First Amendment Agreement as amended by this Second Amendment Agreement will continue in full force and effect.

7. **Enurement**

This Second Amendment Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

8. **Counterparts**

This Second Amendment Agreement may be signed in counterparts and facsimile signatures are acceptable and binding.

IN WITNESS WHEREOF the parties have executed this Second Amendment Agreement as of the date first above written.

The CORPORATE SEAL of **MOUNTAIN PROVINCE DIAMONDS INC.** was hereunto affixed in the presence of:

[signature]
______________________________ c/s

____

SIGNED, SEALED & DELIVERED by **PAUL SHATZKO** in the presence of:)

Pradeep Varshney
Signature of Witness)

PRADEEP VARSHNEY
Name)

6435 Cypress St., Vancouver, B.C. V6M3S4
Address)

Accountant/CFO
Occupation/Title)

[signature]
PAUL SHATZKO

SECOND AMENDMENT AGREEMENT

THIS AGREEMENT MADE AS OF THE 1ST DAY OF JANUARY 2002.

BETWEEN:

MOUNTAIN PROVINCE DIAMONDS INC., formerly Mountain Province Mining Inc., a company incorporated under the laws of British Columbia having a business office at Suite 1205, 789 West Pender Street, Vancouver, British Columbia V6C 1H2;

(the "Company")

AND:

JAN W. VANDERSANDE, of 1777 Maywood Avenue, Upland, California, U.S.A. 91784;

(the "Consultant")

WHEREAS:

A. The Consultant is retained by the Company under the terms and conditions of a consulting agreement dated June 1, 1997 (the "Consulting Agreement") as amended by an amendment agreement dated January 1, 2001 (the "First Amendment Agreement"); and

B. The Company and the Consultant now wish to enter into this agreement (the "Second Amendment Agreement") to amend the terms and conditions of the Consulting Agreement and the First Amendment Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. Stock Option

The Company will grant the Consultant an option to purchase up to 25,000 common shares of the Company at a price to be determined by the board of directors of the Company in accordance with applicable securities regulations and the Company's stock option plan dated November 26, 1998, as amended (the "Plan"). The option will be exercisable for a term of five years. The option is subject to the terms and conditions of the Plan.

2. Amendments

The Consulting Agreement and the First Amendment Agreement are hereby amended as follows:

(a) section 2 of the First Amendment Agreement is hereby deleted in its entirety;

(b) section 5.1 of the Consulting Agreement is hereby deleted in its entirety and replaced with the following:

"The remuneration of the Consultant shall be:

(i) at the rate of US$14,000 per month for a period of 43 months commencing on the Effective Date and ending on December 31, 2000;

(ii) at the rate of US$12,000 per month for a period of 12 months commencing on January 1, 2001 and ending on December 31, 2001;

(iii) at the rate of US$8,000 per month for a period of 12 months commencing on January 1, 2002 and ending on December 31, 2002; and

(iv) thereafter at the rate of US$14,000, commencing on January 1, 2003.

The remuneration of the Consultant shall be payable for each calendar month on the last business day of such month, the first such instalment to be payable on the last business day of the month of June 1997. The Company and the Consultant shall review and fix the Consultant's monthly remuneration for 2004 and each subsequent year on or before December 31 of the preceding year. If the parties fail to reach agreement with respect to such remuneration, the monthly rate then in effect will continue to apply."

(c) section 9.1(b) of the Consulting Agreement is hereby amended to replace the words "in the amount of not less than three times the amount of the Consultant's annual salary at the date of termination" with "in an amount that is equal to the greater of (i) three times the amount of the Consultant's annual salary at the date of termination; and (ii) US$504,000".

3. Definitions

Any capitalized terms not otherwise defined herein will have the definitions given to those terms in the Consulting Agreement.

4. Independent Advice

The Consultant agrees that he has been afforded an opportunity to independently review and read and obtain independent advice with respect to the details of this Second Amendment Agreement and hereby confirms he is executing this Second Amendment Agreement freely, voluntarily and without duress.

5. Governing Laws

This Second Amendment Agreement is subject to and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

6. Ratification

The parties hereby ratify and confirm the Consulting Agreement and the First Amendment Agreement, as amended by this Second Amendment Agreement and agree that the Consulting Agreement and First Amendment Agreement as amended by this Second Amendment Agreement will continue in full force and effect.

7. **Enurement**

This Second Amendment Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

8. **Counterparts**

This Second Amendment Agreement may be signed in counterparts and facsimile signatures are acceptable and binding.

IN WITNESS WHEREOF the parties have executed this Second Amendment Agreement as of the date first above written.

The CORPORATE SEAL of **MOUNTAIN PROVINCE DIAMONDS INC.** was hereunto affixed in the presence of:

______________________________ c/s

____

SIGNED, SEALED & DELIVERED by **JAN W. VANDERSANDE** in the presence of:

____
Signature of Witness

EILEEN MERENDA-VIRGIN
Name

7412 LARIET PL. APT B
Address RANCHO CUCAMONGA, CA

OFFICE MANAGER
Occupation

____
JAN W. VANDERSANDE

EXHIBIT 10.1
E23

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

FRIDAY, SEPTEMBER 27, 2002

E24

MOUNTAIN PROVINCE DIAMONDS INC.

CANADA Office:
515 Seymour Street, Suite 212
Vancouver, British Columbia V6B 3H7
Tel: (604) 687-0122

USA Office:
3633 East Inland Empire Blvd., Suite 465
Ontario, CA 91764
Tel: (909) 466-1411

Website: http://www.mountainprovince.com

INFORMATION CIRCULAR

(all information as at August 14, 2002 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Friday, September 27, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Computershare Trust Company of Canada, of 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2100 – 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 63,883,100 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any shareholder of record at the close of business on August 14, 2002 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Mountain Glen Mining Inc. (1)	16,015,696 (2)	25.1%
Bottin (International) Investments Ltd. (3)	12,193,896	19.1%

(1) Mountain Glen Mining Inc. (the "Subsidiary") is a wholly-owned subsidiary of the Company.

(2) These shares cannot be voted on any resolution put to shareholders at the Meeting pursuant to section 159 of the *Company Act* (British Columbia) and section 31(3) of the *Business Corporations Act* (Alberta). It is anticipated that the Company and the Subsidiary will effect a further reorganization in due course to cancel these shares. Under the *Business Corporations Act* (Alberta), the Company is required to cause the Subsidiary to dispose of these shares by June 30, 2005.

(3) Bottin (International) Investments Ltd. is controlled by Dermot Desmond.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at March 31, 2002, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, whose name and position held within the Company are set out in the summary of compensation table below.

E27

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
		Salary	Bonus	Other Annual Compensation (1)	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	
Jan W. Vandersande President	2002	Nil	Nil	$207,913	225,000 (2)	Nil	N/A	Nil
	2001	Nil	Nil	$246,010	60,000 (3)	Nil	N/A	Nil
	2000	Nil	Nil	$248,117	Nil	Nil	N/A	Nil

(1) These monies were paid to Dr. Vandersande pursuant to a consulting agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(2) 25,000 of these stock options were granted in consideration of the reduction of the monthly remuneration payable to Dr. Vandersande. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(3) All of these stock options were granted in consideration of the reduction of the monthly remuneration payable to Dr. Vandersande. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officer. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal year	Exercise or Base Price ($/ Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Jan W. Vandersande	May 11, 2001	100,000	30.2%	$1.25	$0.96	May 11, 2006
	May 11, 2001	100,000		$1.50	$0.96	May 11, 2006
	December 21, 2001	25,000		$0.67	$0.67	December 21, 2006

(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.

E28

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officer, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officer. During this period, no outstanding SARs were held by the Named Executive Officer.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Jan W. Vandersande	30,000	$19,200	542,000 (3) / 200,000 (4)	$11,450 / Nil

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at March 28, 2001 was $0.84.

(3) 100,000 of these stock options were re-granted after cancellation with an amended exercise price of $2.25 and an extended expiry date of February 1, 2004. The Toronto Stock Exchange considers such cancellation and re-granting to be an amendment of the existing incentive stock options.

(4) These options vested on May 11, 2002.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officer that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined by final compensation of years of service of the Company's officers and key employees.

Compensation Committee

The Company does not have a compensation committee *per se*. Compensation matters are reviewed and approved by the entire board of directors (the "Board").

Report on Executive Compensation

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.

Executive compensation is based on the combination of factors, including a comparative review of information in the mining industry, the nature of the services provided by the executives, their formal qualifications and experience, as well as historical precedent.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on March 31, 1997 with the cumulative total return of the Standard & Poor's TSX Composite Index (formerly the TSX 300 Stock Index) ("TSX Composite") for the five most recently completed fiscal years of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
("MPV")
Comparison of Five Year Total Common Shareholders' Return


$200
$175
$150
$125
$100
$75
$50
$25
$0
1997
1998
1999
2000
2001
2002
MPV
TSX Composite

	1997	1998	1999	2000	2001	2002
MPV	$3.30	$5.00	$2.25	$1.20	$0.62	$0.84
TSX Composite	5850.22	7558.50	6597.79	9462.39	7608.00	7851.47

Termination of Employment, Change in Responsibilities and Employment Contracts

On June 1, 1997, the Company entered into a consulting agreement (the "Consulting Agreement") with Jan Vandersande, the President and a director of the Company, pursuant to which Dr. Vandersande would receive a fee of US$14,000 per month as consideration for management and administrative services.

The Consulting Agreement provides that the Company and Dr. Vandersande would review and fix the monthly fee on an annual basis, prior to each anniversary of the Consulting Agreement. If the Company and Dr. Vandersande failed to reach an agreement with respect to remuneration, the monthly fee then in effect would continue.

Under the Consulting Agreement, Dr. Vandersande would be entitled to receive a severance amount of three times the amount of his annual salary in the event of termination without Just Cause (as defined in the Consulting Agreement), or if, upon a Change of Control (as defined in the Consulting Agreement), Dr. Vandersande tendered his resignation in accordance with the terms of the Consulting Agreement. Dr. Vandersande would be entitled to receive the severance amount if he ceased to be a director for any reason (including his not being re-elected as a director, or his removal as a director by virtue of a resolution passed by the shareholders in a general meeting), provided there is an absence of Just Cause.

There have been two amendments to the Consulting Agreement as follows:

1. Amendment agreement (the "Amendment") dated January 1, 2001 between the Company and Dr. Vandersande amending the Consulting Agreement, pursuant to which the Company granted to Dr. Vandersande an option to purchase up to 60,000 common shares of the Company at a price of $0.60 per share for a term of five years in consideration of the monthly remuneration rate being reduced from US$14,000 to US$12,000 for a period of one year. The severance payment was also amended to US$504,000.

2. Second amendment agreement dated January 1, 2002, between the Company and Dr. Vandersande amending the Consulting Agreement and the Amendment, which provides for the Company to grant to Dr.

Vandersande an option to purchase up to 25,000 common shares of the Company for a term of five years at a price to be determined by the Board. The remuneration of Dr. Vandersande was also amended so that he would be paid:

(a) at the rate of US$14,000 per month for a period of 43 months commencing on the effective date of the Consulting Agreement and ending on December 31, 2000;

(b) at the rate of US$12,000 per month for a period of 12 months commencing on January 1, 2001 and ending on December 31, 2001;

(c) at the rate of US$8,000 per month for a period of 12 months commencing on January 1, 2002 and ending on December 31, 2002; and

(d) thereafter at the rate of US$14,000, commencing on January 1, 2003.

The severance amount payable was amended to an amount equal to the greater of:

(a) three times the amount of Dr. Vandersande's annual salary at the date of termination, and

(b) US $504,000.

There are no other compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended March 31, 2002, other than the sum of $500 for one board of directors' meeting attended. During that period, the Company paid an aggregate of $2,000 to four directors in this respect.

In addition, during the fiscal year ended March 31, 2002, the Company paid to Paul Shatzko, the Chairman of the Board and a director of the Company, an aggregate sum of $96,000 as consideration for management services. These services were provided pursuant to the terms of a management services agreement made as of June 1, 1997, as amended on January 1, 2001 and further amended on January 1, 2002. Dr. Shatzko also received stock options to purchase up to 100,000 common shares of the Company under the first amending agreement and additional stock options to purchase up to 25,000 common shares of the Company under the second amending agreement. These stock options were granted to Dr. Shatzko in consideration of the reduction of the monthly remuneration payable to him under the management services agreement, as amended.

The Company also paid an aggregate of $35,200 during the most recently completed fiscal year for secretarial and public relations services to third parties related to a director of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 1,500,000 common shares to directors. Of these options, 75,000 were returned to the Company by David Siegel, the Vice Chairman and a director of the Company, to enable the Company to grant additional options to other employees.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

On December 7, 2001, the Company announced the closing of a private placement of a total of 1,636,912 units issued to five purchasers at a price of $0.58 per unit. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant to purchase a further common share of the Company at a price of $0.58 per share for a period of three years. Insiders participating in the private placement were Bottin (International) Investments Ltd, a holder of shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company (as to 431,034 units), and Middlemarch Partners Limited, an unrelated/independent investment management firm, acting as Portfolio Manager for Harry Dobson, a director of the Company (as to 172,413 units).

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution increasing the number of directors of the Company from seven to nine for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) (the "Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name , Present Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)
Paul Shatzko (4) Chairman of the Board and a director of the Company. *Canada*	Business Executive; Chairman of the Board of the Company since May 1996; President of the Company from December 1987 to May 1996.	December 2, 1986	143,201

Name , Present Position(s) with the Company [1] and Place of Residence [3]	Principal Occupation [2] [3]	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held [3]
Jan. W. Vandersande President and a director of the Company. *United States of America*	President of the Company since May 1996.	May 22, 1996	50,000
Jesus R. Martinez Corporate Secretary and a director of the Company. *Canada*	Self-employed Professional Mining Engineer.	November 22, 1989	315,850
Carl Verley [4] Director of the Company. *Canada*	Self-employed Geological Consultant.	December 2, 1986	162,000
David Whittle [4] Director of the Company. *Canada*	Self-employed Chartered Accountant.	November 1, 1997	5,734
D.H.W. (Harry) Dobson Director of the Company. *United Kingdom*	Independent Businessman.	November 1, 1997	1,164,923 [5]
David N. Siegel Vice Chairman and a director of the Company. *United States of America*	Business Executive.	July 1, 2000	1,350,000 [6]
Jonathan Comerford Director of the Company. *Ireland*	Investment Manager at IIU Limited since August 1995 to date.	September 21, 2001	Nil
Elizabeth J. Kirkwood Director of the Company. *Canada*	Business Executive; President of Kirkwood Resource Developers Ltd. since February 1989 to date, Oil Springs Energy Corp. since July 1973 to date, Cogent Capital Corp. since February 1990 to date, First Strike Diamonds Inc. from October 1995 to date, and Hucamp Mines Limited from May 2001 to May 2002.	September 21, 2001	Nil

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is notwithin the knowledge of the management of the Company and has been furnished by the respective nominees.
(4) Members of the Company's Audit Committee.
(5) 172,413 of these shares are held indirectly through Middlemarch Partners Limited, an unrelated/independent investment management firm, acting as Portfolio Manager.
(6) 300,000 of these shares are held indirectly by Mr. Siegel's daughter.

An Advance Notice of Meeting inviting nominations for election as directors, as required by section 111 of the Company Act, was published in The Vancouver Courier, a Vancouver, British Columbia newspaper, on July 21, 2002. Copies of such Advance Notice of Meeting were delivered to all applicable securities commissions and the Toronto Stock Exchange pursuant to the regulation under the Company Act.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Company's conformity to each guideline.

Mandate of the Board

The Board is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

- the Company's strategic planning process,
- the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk,
- the Company's succession planning, including appointing, training and monitoring senior management,
- the Company's major business development initiatives,
- the integrity of the Company's internal control and management information systems,
- the Company's policies for communicating with shareholders and others, and
- the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

- approval of the annual capital budget and any material changes to the operating budget,
- approval of the Company's business plan,
- acquisition of, or investments in new business,
- changes in the nature of the Company's business,
- changes in senior management, and
- all matters as required under the Company Act.

The Board meets on a regularly scheduled basis and more frequently if required. In fiscal 2002, the Board met five times.

Board Composition and Independence from Management

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, seven of the Company's nine existing and proposed directors are unrelated. The related directors of the Company are Paul Shatzko, the Chairman of the Board, and Jan Vandersande, the President of the Company.

Independence of the Board from Management

The Company's corporate governance structure recognizes the value of separating the offices of chair and chief executive officer. Jan Vandersande is the Company's President and the Board is chaired by Paul Shatzko. David Siegel, an unrelated director, holds the office of Vice Chairman.

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has one committee, namely the Audit Committee, which is comprised of a majority of unrelated directors. The committee, its mandate and membership are outlined below.

Audit Committee

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the year ending March 31, 2002, the Audit Committee met once and was composed of Paul Shatzko, Carl Verley and David Whittle, all of whom are unrelated directors, except for Paul Shatzko, the Chairman of the Board.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

SPECIAL BUSINESS

Approval of Amendment to Stock Option Plan

Under the Company's stock option plan dated November 26, 1998 as amended on February 1, 1999 (the "Plan"), the Company was permitted to grant stock options under which up to 2,177,300 common shares (the "Plan Ceiling") could be purchased. This number excludes the 2,022,700 stock options granted prior to the implementation of the

Plan. As at July 26, 2002, the Company had outstanding stock options under the Plan under which up to 2,145,000 common shares could be purchased. This number excludes 30,000 stock options granted under the Plan which have been exercised to date. As a result, the Company has only 2,300 options currently available for new grants. On August 14, 2002, the directors of the Company approved, subject to TSX and shareholder approval, an amendment to the Plan to increase the number of common shares which could be purchased under the Plan by an additional 1,500,000 shares, which will take the amended plan ceiling to 3,677,300 shares, which is 7.682% of the Company's issued and outstanding share capital as at August 14, 2002 (excluding the 16,015,696 shares of the Company held by the Company's wholly-owned subsidiary, Mountain Glen Mining Inc.).

A copy of the draft amended Plan (the "Amended Plan") will be available at the meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Amended Plan from the Company prior to the meeting.

Regulatory Requirements

For the purposes of this Information Circular, the term "Insider" has the meaning given to that term in Section 1(1) of the British Columbia *Securities Act*, where Insider is defined to mean:

(a) a director of senior officer of the Company;

(b) a director or senior officer of a person that is itself an insider of subsidiary or the Company;

(c) a person that has:

   (i) a direct or indirect beneficial ownership of,

   (ii) control or direction over, or

   (iii) a combination of direct or indirect beneficial ownership of and of control or direction over

   securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution , or

(d) the Company itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities.

Disinterested shareholder approval is required by the TSX where a proposed share compensation arrangement, together with all of the Company's other previously established or proposed share compensation arrangements, could result, at any time, in:

(a) the number of shares reserved for issuance to stock options granted to insiders exceeding 10% of the outstanding issue;

(b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue.

The TSX also requires any amendment to a stock option plan or to any option within or outside a plan to be cleared with the TSX.

Insiders of the Company will participate in the Amended Plan. The insiders, as a group, have the majority of optioned shares allocated under the original Plan and, as a group, hold or may hold stock options for a number of shares exceeding 10% of the outstanding issue.

Shareholder Approval

As described under "Regulatory Requirements" above, the proposed amendment to the Plan to increase the Plan Ceiling must be approved generally by shareholders of the Company. Since certain of the optionees are insiders of the Company, and the Insiders, as a group, hold or may hold options for a number of shares in excess of 10% of the issued and outstanding capital of the Company, the grant of stock options thereunder must also be approved by a majority of votes cast by disinterested shareholders (which term includes insiders to whom shares may be issued pursuant to the share compensation arrangement and associates of such insiders) at a shareholders' meeting.

Management is asking shareholders, as a group, excluding votes held by interested shareholders and their associates, to approve the Amended Plan, the grants of stock options thereunder, and to approve the resolutions:

"Whereas, as at August 14, 2002, the Board of Directors approved the amendment of the Company's Stock Option Plan dated November 26, 1998 (as amended) to increase the maximum number of shares issuable pursuant to stock options granted thereunder from 2,177,300 shares to 3,677,300 shares;

And whereas the Company wishes to secure such general and specific approvals for the adoption of such amendment and the granting of incentive stock options thereunder as is or may be required by the Toronto Stock Exchange;

Resolved that:

1. the aggregate maximum number of shares reserved for issuance of stock options granted under the Company's Stock Option Plan dated November 26, 1998 (as amended on February 1, 1999) (the "Plan") be increased from 2,177,300 to 3,677,300 shares (the "New Plan Ceiling"), and the Plan be amended to effect such increase;

2. the New Plan Ceiling shall exclude the 2,022,700 stock options granted prior to the implementation of the Plan on November 26, 1998;

3. the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan, entitling option holders to purchase up to an additional 1,500,000 common shares of the Company;

4. the grant of stock options to insiders which have resulted in, or could result, at any time, in:

   (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue, or

   (b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue, or

   (c) the issuance to any one insider and such insider's associates, with a one-year period, of a number of Shares exceeding 5% of the Company's issued and outstanding share capital,

   be, and it is hereby approved;

5. the board of directors, by resolution, be authorized to make such amendments to the Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

6. any one or more of the directors or senior officers of the Company be and he or she is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of this resolution."

As of August 14, 2002, the Company had a total of 47,867,404 common shares issued and outstanding. This number excludes the 16,015,696 shares held by the Company's wholly-owned subsidiary, Mountain Glen Mining Inc., in the Company. To the best knowledge of management, insiders and their associates having an interest in the proposed increase in the Plan Ceiling, are entitled to vote a total of 3,191,708 common shares. Accordingly, the total number of shares held by disinterested shareholders is 44,675,696.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* (ALBERTA), THE *SECURITIES REGULATION* (ALBERTA) AND THE ALBERTA *SECURITIES COMMISSION RULES* (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

"Paul Shatzko"

Paul Shatzko
Chairman of the Board

SCHEDULE "A"

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
1	The Board should explicitly assume responsibility for stewardship of the Company specifically for:		
(a)	adoption of a strategic planning process	Yes	The Board reviews strategic plans formally on an annual basis, and informally as required.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Audit Committee and the Board as a whole have identified the Company's principal risks and review those risks and the management thereof on an ongoing basis.
(c)	succession planning and monitoring senior management	Yes	The Board as a whole has the responsibility for succession planning as it relates to senior management. The Board also monitors the performance of senior management.
(d)	communications policy	Yes	The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
(e)	integrity of internal control and management information systems	Yes	The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financial matters. The Board, through management, has established internal control and management information systems with respect to other operational matters.
2	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes	Paul Shatzko and Jan Vandersande are related directors.

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
3	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	Paul Shatzko - Related - is Chairman of the Board. Jan Vandersande - Related - is President of the Company. For the remainder of directors and the proposed directors, none of them or their associates have: - worked for the Company - material contracts with the Company - received remuneration from the Company in excess of directors' fees and stock options - a significant shareholding or a relationship with a significant shareholder (defined under the TSX guidelines as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors) Jesus Martinez – Unrelated – is Corporate Secretary of the Company. David Siegel – Unrelated – is Vice Chairman. Carl Verley – Unrelated David Whittle – Unrelated Harry Dobson - Unrelated Jonathan Comerford – Unrelated Elizabeth Kirkwood - Unrelated
4.a.	Appoint a committee responsible for appointment/ assessment of directors	No	The Board as a whole assesses the performance and qualification of directors and assesses and recommends potential nominees to the Board.
4.b.	Composed exclusively of non-management directors, the majority of whom are unrelated.	N/A	
5	Implement a process for assessing the effectiveness of the Board, its committee and directors	Yes	The Board as a whole reviews the overall effectiveness of the Board, its committees, individual directors and management.
6	Provide orientation and education programs for new directors	No	Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

E41

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
7	Consider reducing size of the Board, with a view to improving effectiveness	Yes	The Board as a whole has reviewed the size of the Board and concluded that the current number of directors is appropriate to the needs of the Company at this time.
8	Review compensation of directors in light of risks and responsibilities	Yes	The Board as a whole considers the compensation of directors periodically.
9.a.	Committees should generally be composed of non-management directors	No	
9.b.	Majority of committee members should be unrelated.	Yes	The Audit Committee is composed of a majority of unrelated directors.
10	Appoint a committee responsible for approach to corporate governance issues	No	The Board as a whole has the mandate to review the Company's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company.
11.a.	Define limits to management's responsibilities by developing mandates for:		
	i) the Board	No	There is no specific mandate for the Board. Any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board.
	ii) the CEO	Yes	The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
11.b.	Board should approve CEO's corporate objectives	Yes	The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO.
12	Establish structures and procedures to enable the Board to function independently of management	Yes	All Board committees are comprised solely of non-management members.
13.a.	Establish an audit committee with a specifically defined mandate	Yes	The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required and meet with outside auditors independently of management.
13.b.	All members should be non-management directors	No	The Audit Committee is comprised of a majority of non-management members.

E42

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
14	Implement a system to enable individual directors to engage outside advisors, at the Company's expense	No	No formal system for the engagement of outside advisors has been implemented, however, directors on occasion have been invited to seek independent counsel at the Company's expense and have done so. There is no policy in place prohibiting this activity or establishing specific guidelines as to how such arrangements are to be made.